2024

Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 0-24206

PENN Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2234473**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610
(Address of principal executive officers) (Zip Code)

(610) 373-2400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**PENN**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2024, the aggregate market value of the voting common stock held by non-affiliates of the registrant was $2.9 billion. Such aggregate market value was computed by reference to the closing price of the common stock as reported on the NASDAQ Global Select Market on June 30, 2024. As of February 24, 2025, the number of shares of the registrant's common stock outstanding was 152,947,379 (including 380,935 shares of a subsidiary of registrant which are exchangeable into registrant's common stock).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive 2025 proxy statement, anticipated to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III of this Form 10-K.

PENN ENTERTAINMENT, INC.
TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are included throughout the document, including within "Item 1A. Risk Factors," and relate to the business strategy, prospects and financial position of PENN Entertainment, Inc., together with its subsidiaries ("PENN," the "Company," "we," "our," or "us"). These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "estimates," "projects," "intends," "plans," "goal," "seeks," "may," "will," "should," or "anticipates" or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements include, but are not limited to, statements regarding: the Company's expectations of future results of operations and financial condition, including, but not limited to, projections of revenue, Adjusted EBITDA, Adjusted EBITDAR and other financial measures; the assumptions provided regarding the guidance, including the scale and timing of the Company's product and technology investments; the Company's expectations regarding results and customer growth and the impact of competition in retail/mobile/online sportsbooks, iCasino, social gaming, and retail operations; the Company's development and launch of its Interactive segment's products in new jurisdictions and enhancements to existing Interactive segment products, including the content for the ESPN BET and theScore BET and the further development of ESPN BET and theScore BET on our proprietary player account management system and risk and trading platforms; the benefits of the Sportsbook Agreement between the Company and ESPN; the Company's expectations regarding its Sportsbook Agreement with ESPN and the future success of ESPN BET; the Company's expectations with respect to the integration and synergies related to the Company's integration of theScore and the continued growth and monetization of the Company's media business; the Company's expectations that its portfolio of assets provides a benefit of geographically-diversified cash flows from operations; management's plans and strategies for future operations, including statements relating to the Company's plan to expand gaming operations through the implementation and execution of a disciplined capital expenditure program at our existing properties, the pursuit of strategic acquisitions and investments, and the development of new gaming properties, including the development projects and the anticipated benefits; improvements, expansions, or relocations of our existing properties; entrance into new jurisdictions; expansion of gaming in existing jurisdictions; strategic investments and acquisitions; cross-sell opportunities between our retail gaming, online sports betting, and iCasino businesses; our ability to obtain financing for our development projects on attractive terms; the timing, cost and expected impact of planned capital expenditures on the Company's results of operations; and the actions of regulatory, legislative, executive, or judicial decisions at the federal, state, provincial, or local level with regard to our business and the impact of any such actions.

Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the Company's future financial results and business. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include: the effects of economic and market conditions in the markets in which the Company operates or otherwise, including the impact of global supply chain disruptions, price inflation, rising interest rates, slowing economic growth, and geopolitical and regulatory uncertainty; competition with other entertainment, sports content, and gaming experiences; the timing, cost and expected impact of product and technology investments; risks relating to operations, permits, licenses, financings, approvals and other contingencies in connection with growth in new or existing jurisdictions; our ability to successfully acquire and integrate new properties and operations and achieve expected synergies from acquisitions; the availability of future borrowings under our Amended Credit Facilities or other sources of capital to enable us to service our indebtedness, make anticipated capital expenditures or pay off or refinance our indebtedness prior to maturity; the impact of indemnification obligations under the Barstool SPA; our ability to achieve the anticipated financial returns from the Sportsbook Agreement with ESPN, including due to fees, costs, taxes, or circumstances beyond the Company's or ESPN's control; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the Company and ESPN to terminate the Sportsbook Agreement between the companies; the ability of the Company and ESPN to agree to extend the initial 10-year term of the Sportsbook Agreement on mutually satisfactory terms, if at all, and the costs and obligations of such terms if agreed; the outcome of any legal proceedings that may be instituted against the Company, ESPN or their respective directors, officers or employees; the ability of the Company or ESPN to retain and hire key personnel; the impact of new or changes in current laws, regulations, rules or other industry standards; the impact of activist shareholders; our ability to maintain our gaming licenses and concessions and comply with applicable gaming law, changes in current laws, regulations, rules or other industry standards, and additional factors discussed in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 10-K may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. All forward-looking statements in this Form 10-K are based on information available to us as of the date hereof, such information may be limited or incomplete, and we assume no obligation to update any such forward-looking statements. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes contained in this Form 10-K.

PART I

ITEM 1. BUSINESS

Overview

PENN Entertainment, Inc., together with its subsidiaries ("PENN," or the "Company"), is North America's leading provider of integrated entertainment, sports content, and casino gaming experiences. As of the issuance date of this report, PENN operated in 28 jurisdictions throughout North America, with a broadly diversified portfolio of casinos, racetracks, and online sports betting, and iCasino offerings under well-recognized brands including Hollywood Casino®, L'Auberge®, ESPN BET™, and theScore BET Sportsbook and Casino®. PENN's ability to leverage its partnership with ESPN, Inc. and ESPN Enterprises, Inc. (together, "ESPN"), the "worldwide leader in sports," and its ownership of theScore™, the top digital sports media brand in Canada, is central to the Company's highly differentiated strategy to expand its footprint and efficiently grow its customer ecosystem. PENN's focus on organic cross-sell opportunities is reinforced by its market-leading retail casinos, sports media assets, and technology, including a proprietary state-of-the-art, fully integrated digital sports and iCasino betting platform and an in-house iCasino content studio (PENN Game Studios). The Company's portfolio is further bolstered by its industry-leading PENN Play™ customer loyalty program, offering its approximately 32 million members a unique set of rewards and experiences.

Reportable Segments

We have five reportable segments: Northeast, South, West, Midwest, and Interactive. Our gaming and racing properties are grouped by geographic location, and each is viewed as an operating segment with the exception of our two properties in Jackpot, Nevada, which are viewed as one operating segment. We consider our combined Video Gaming Terminal ("VGT") operations, by state, to be separate operating segments.

The Northeast, South, West, and Midwest segments (referred to as our "retail segments") primarily generate revenue from gaming operations (such as slot machines and table games), food and beverage offerings, and hotel visitation. The Interactive segment includes all of our online sports betting, online casino/iCasino, and social gaming (collectively referred to as "online gaming") operations, management of retail sports betting, media, and the operating results of Barstool Sports, Inc. ("Barstool" or "Barstool Sports") subsequent to the Barstool Acquisition on February 17, 2023 and prior to the Barstool divestiture on August 8, 2023 (as defined and discussed in Note 5, "Acquisitions and Dispositions" in the notes to our Consolidated Financial Statements). See Note 17, "Segment Information" and Note 11, "Leases" in the notes to our Consolidated Financial Statements for further segment and lease structure information, respectively.

Retail Operations

As of December 31, 2024, we owned, managed, or had ownership interests in 43 gaming and racing properties in 20 states. In addition, we offer live sports betting at our properties in 13 states.

Operating Properties

The table below summarizes certain features of the properties owned, operated, or managed by us as of December 31, 2024, by reportable segment (all area and capacity metrics are approximate):

	Location	Real Estate Assets Lease or Ownership Structure	Type of Facility	Gaming Square Footage	Gaming Machines	Table Games[1]	Hotel Rooms
Northeast segment							
Ameristar East Chicago [2]	East Chicago, IN	Pinnacle Master Lease	Dockside gaming	55,700	965	36	288
Hollywood Casino Bangor	Bangor, ME	AR PENN Master Lease	Land-based gaming/racing	31,750	661	15	152
Hollywood Casino at Charles Town Races [2]	Charles Town, WV	AR PENN Master Lease	Land-based gaming/racing	115,000	1,731	61	153
Hollywood Casino Columbus [2][3]	Columbus, OH	2023 Master Lease	Land-based gaming	180,500	1,676	61	—
Hollywood Casino at Greektown [2]	Detroit, MI	Greektown Lease	Land-based gaming	100,000	2,027	56	400
Hollywood Casino Lawrenceburg [2][4]	Lawrenceburg, IN	AR PENN Master Lease	Dockside gaming	149,500	1,238	43	463
Hollywood Casino Morgantown [2][5]	Morgantown, PA	Morgantown Lease	Land-based gaming	81,000	707	23	—
Hollywood Casino at PENN National Race Course [2]	Grantville, PA	AR PENN Master Lease	Land-based gaming/racing	94,371	1,566	42	—
Hollywood Casino Perryville [2][3]	Perryville, MD	2023 Master Lease	Land-based gaming	34,500	726	17	—
Hollywood Casino at The Meadows [2][3]	Washington, PA	2023 Master Lease	Land-based gaming/racing	125,000	1,962	93	—
Hollywood Casino Toledo [2][3]	Toledo, OH	2023 Master Lease	Land-based gaming	135,000	1,760	46	—

Hollywood Casino York [2]	York, PA	Operating Lease (not with REIT Landlord)	Land-based gaming	32,581	715	27	—
Hollywood Gaming at Dayton Raceway [2]	Dayton, OH	AR PENN Master Lease	Land-based gaming/racing	40,700	1,057	—	—
Hollywood Gaming at Mahoning Valley Race Course [2]	Youngstown, OH	AR PENN Master Lease	Land-based gaming/racing	54,000	1,051	—	—
Marquee by PENN [6]	Pennsylvania	N/A	Land-based gaming	N/A	155	—	—
Plainridge Park Casino [2]	Plainville, MA	Pinnacle Master Lease	Land-based gaming/racing	50,225	976	—	—
South segment							
1st Jackpot Casino [2]	Tunica, MS	AR PENN Master Lease	Dockside gaming	46,535	644	9	—
Ameristar Vicksburg [2]	Vicksburg, MS	Pinnacle Master Lease	Dockside gaming	70,926	922	17	148
Boomtown Biloxi [2]	Biloxi, MS	AR PENN Master Lease	Dockside gaming	34,500	591	23	—
Boomtown Bossier City [2]	Bossier City, LA	Pinnacle Master Lease	Dockside gaming	20,000	604	12	187
Boomtown New Orleans [2]	New Orleans, LA	Pinnacle Master Lease	Dockside gaming	30,000	745	26	150
Hollywood Casino Gulf Coast [2]	Bay St. Louis, MS	AR PENN Master Lease	Land-based gaming	51,000	773	28	291
Hollywood Casino Tunica [2]	Tunica, MS	AR PENN Master Lease	Dockside gaming	54,000	768	10	494
L'Auberge Baton Rouge [2]	Baton Rouge, LA	Pinnacle Master Lease	Dockside gaming	71,500	947	56	205
L'Auberge Lake Charles [2]	Lake Charles, LA	Pinnacle Master Lease	Dockside gaming	71,200	1,100	85	995
Margaritaville Resort Casino [2]	Bossier City, LA	Margaritaville Lease	Dockside gaming	30,000	956	50	395
West segment							
Ameristar Black Hawk [2]	Black Hawk, CO	Pinnacle Master Lease	Land-based gaming	56,000	858	40	536
Cactus Petes and Horseshu [2]	Jackpot, NV	Pinnacle Master Lease	Land-based gaming	30,600	560	14	416
M Resort Spa Casino [2][3]	Henderson, NV	2023 Master Lease	Land-based gaming	96,000	929	37	390
Zia Park Casino	Hobbs, NM	AR PENN Master Lease	Land-based gaming/racing	18,000	723	—	154
Midwest segment							
Ameristar Council Bluffs [2][7]	Council Bluffs, IA	Pinnacle Master Lease	Dockside gaming	35,000	1,249	21	444
Argosy Casino Alton [2][8]	Alton, IL	AR PENN Master Lease	Dockside gaming	23,000	504	9	—
Argosy Casino Riverside	Riverside, MO	AR PENN Master Lease	Dockside gaming	56,000	1,079	37	258
Hollywood Casino Aurora [2][3]	Aurora, IL	2023 Master Lease	Dockside gaming	53,000	836	27	—
Hollywood Casino Joliet [2][3]	Joliet, IL	2023 Master Lease	Dockside gaming	50,000	924	25	100
Hollywood Casino at Kansas Speedway [2][9]	Kansas City, KS	Owned - joint venture	Land-based gaming	95,000	1,530	32	—
Hollywood Casino St. Louis	Maryland Heights, MO	AR PENN Master Lease	Dockside gaming	120,000	1,544	45	502
Prairie State Gaming [6]	Illinois	N/A	Land-based gaming	N/A	2,378	—	—
River City Casino	St. Louis, MO	Pinnacle Master Lease	Dockside gaming	90,000	1,588	43	200
Other							
Freehold Raceway [10]	Freehold, NJ	Owned - joint venture	Standardbred racing	—	—	—	—
Retama Park Racetrack [11]	Selma, TX	None - Managed	Simulcasting/quarter horse racing	—	—	—	—
Sam Houston Race Park	Houston, TX	Owned	Simulcasting/thoroughbred racing	—	—	—	—
Sanford-Orlando Kennel Club	Longwood, FL	Owned	Simulcasting/restaurant	—	—	—	—
Valley Race Park [12]	Harlingen, TX	Owned	Greyhound racing	—	—	—	—
				2,482,088	41,725	1,166	7,321

(1) Excludes poker tables.

(2) Property offers a sportsbook for live sports betting.

(3) Property transferred to 2023 Master Lease (as defined in Note 11, "Leases," in the notes to our Consolidated Financial Statements), effective January 1, 2023.

(4) Includes 168 rooms at our hotel and event center located less than a mile from the gaming facility.

(5) Upon termination of the Morgantown Lease, ownership of the constructed building and all tenant improvements will transfer from the Company to Gaming & Leisure Properties, Inc.

(6) VGT route operations.

(7) Includes 284 rooms operated by a third-party and located on land leased by us and subleased to such third-party.

(8) The riverboat is owned by us and not subject to the AR PENN Master Lease.

(9) Pursuant to a joint venture with NASCAR Holdings LLC.

(10) Pursuant to a joint venture with Greenwood Limited Jersey, Inc., a subsidiary of Greenwood Racing, Inc. Operations at Freehold Raceway ceased on December 28, 2024.

(11) Pursuant to a management contract with Retama Development Corporation.

(12) In March 2020, Valley Race Park closed due to COVID-19 and remains non-operational.

Northeast Segment

Ameristar East Chicago is located less than 25 miles from downtown Chicago, Illinois and offers guests a gaming and entertainment experience in the Chicago metropolitan area. In addition to gaming amenities, the property features a full-service hotel, an ESPN BET sportsbook for live sports betting, a fitness center, dining venues, and a lounge.

Hollywood Casino Bangor is located less than five miles from the Bangor airport in Maine. The property features slot machines, table games, a hotel with 5,100 square feet of meeting and multipurpose space, and dining and entertainment options. Bangor Raceway, which is adjacent to the property, is located at historic Bass Park and includes a one-half mile standardbred racetrack and a 12,000 square foot grandstand capable of seating 3,500 patrons.

Hollywood Casino at Charles Town Races is located within approximately an hour drive of the Baltimore, Maryland and Washington, D.C. markets. In addition to a hotel, slot machines, table games, and poker tables, the property includes a sportsbook for live sports betting, as well as a variety of dining options. The complex also features live thoroughbred racing at a three-quarters mile all-weather lighted thoroughbred racetrack with a 3,000-seat grandstand and simulcast wagering.

Hollywood Casino Columbus is a Hollywood-themed casino located in Columbus, Ohio. It features slot machines, table games, poker tables, and an ESPN BET sportsbook for live sports betting, as well as multiple food and beverage outlets, and an entertainment lounge.

Hollywood Casino at Greektown is located in the Greektown district of Detroit, Michigan, and is one of four casino hotels in the Detroit-Windsor area. In addition to slot machines, table games, and an ESPN BET sportsbook for live sports betting, the property features a 30-story hotel, several food and beverage options from casual to fine dining, as well as 10,000 square feet of convention and banquet space.

Hollywood Casino Lawrenceburg is a Hollywood-themed casino riverboat located along the Ohio River in Lawrenceburg, Indiana, approximately 15 miles west of Cincinnati, Ohio. In addition to slot machines, table games, and poker tables, the riverboat features an ESPN BET sportsbook for live sports betting, as well as a variety of dining options. The hotel and event center, located within one mile from the casino, includes 18,000 square feet of multipurpose space and 19,500 square feet of ballroom and meeting space.

Hollywood Casino Morgantown is located less than an hour drive west of Philadelphia, Pennsylvania. The property features an outdoor gaming and entertainment area, an ESPN BET sportsbook for live sports betting, slot machines, table games, and multiple food and beverage outlets.

Hollywood Casino at PENN National Race Course is located 15 miles northeast of Harrisburg, Pennsylvania. This gaming facility also includes a variety of dining and entertainment options, as well as an ESPN BET sportsbook for live sports betting and a viewing area for live racing. The property includes a one-mile all-weather lighted thoroughbred racetrack and a seven-eighths mile turf track.

Hollywood Casino Perryville is a Hollywood-themed casino located near the Susquehanna River in Perryville, Maryland, approximately 45 miles east of Baltimore, Maryland. It features slot machines, table games, poker tables, and an ESPN BET sportsbook for live sports betting, as well as a variety of dining options.

Hollywood Casino at The Meadows is located in Washington, Pennsylvania, approximately 25 miles south of Pittsburgh, Pennsylvania. In addition to gaming amenities, the property offers an ESPN BET sportsbook for live sports betting, several dining options, as well as an event and banquet center, a simulcast betting parlor, a five-eighths mile harness racetrack and a bowling alley.

Hollywood Casino Toledo is a Hollywood-themed casino, located on the bank of the Maumee River in Toledo, Ohio. The property features slot machines, table games, poker tables, and an ESPN BET sportsbook for live sports betting, as well as multiple food and beverage outlets and an entertainment lounge.

Hollywood Casino York is a casino located within the York Galleria Mall, approximately an hour drive north of Baltimore, Maryland. It features slot machines, table games, and an ESPN BET sportsbook for live sports betting, as well as casual dining options.

Hollywood Gaming at Dayton Raceway is a Hollywood-themed casino and raceway located in Dayton, Ohio. It features video lottery terminals, a five-eighths mile standardbred racetrack, an ESPN BET sportsbook for live sports betting, as well as various restaurants and bars, amongst other amenities.

Hollywood Gaming at Mahoning Valley Race Course is a Hollywood-themed casino and raceway located in Youngstown, Ohio featuring video lottery terminals and a one-mile thoroughbred racetrack. The property also includes an ESPN BET sportsbook for live sports betting, various restaurants, and bars amongst other amenities.

Marquee by PENN is our licensed VGT route operator with a network of 28 truck stop establishments in Pennsylvania.

Plainridge Park Casino is located 20 miles southwest of the Boston beltway just off interstate 95 in Plainville, Massachusetts. In addition to gaming offerings and a sportsbook for live sports betting, Plainridge Park Casino features various restaurants and bars along with a five-eighths mile live harness racing facility with a two-story clubhouse for simulcast operations, special events, and live racing viewing.

South Segment

1st Jackpot Casino is the closest Tunica-area casino to downtown Memphis, Tennessee. It features slot machines, table games, a café, a sportsbook for live betting, and a live entertainment venue.

Ameristar Vicksburg, which is the largest dockside casino in central Mississippi, is located along the Mississippi River approximately 45 miles west of Mississippi's largest city, Jackson. In addition to gaming amenities, the property features a hotel, multiple dining and bar facilities, 1,800 square feet of meeting and event space, a sportsbook for live sports betting, and an RV park.

Boomtown Biloxi, located in Biloxi Mississippi, offers slot machines, table games, poker tables, and a sportsbook for live sports betting, as well as two distinct dining options. The property also includes a recreational vehicle park and a 3,600 square foot event center and board room.

Boomtown Bossier City features a hotel adjoining a dockside riverboat casino located less than one mile from the Louisiana Boardwalk. The property offers a sportsbook for live sports betting, a variety of dining options, and 1,500 square feet of meeting and conference space.

Boomtown New Orleans is located in the West Bank area across the Mississippi River, approximately 15 minutes from the French Quarter of New Orleans, Louisiana. In addition to gaming amenities and a sportsbook for live sports betting, the property also features a five-story hotel, several restaurants, and over 14,000 square feet of meeting and conference space.

Hollywood Casino Gulf Coast is located in Bay St. Louis, Mississippi and features slot machines, table games, poker tables, and a sportsbook for live sports betting. The property also features a golf course, various dining options, an RV park, and a marina amongst other amenities. The waterfront hotel includes a 10,000 square foot ballroom and six separate meeting rooms offering more than 13,000 square feet of meeting space.

Hollywood Casino Tunica is a Hollywood-themed casino located less than 10 miles from Tunica County River Park. In addition to gaming offerings, it features a sportsbook for live sports betting, a hotel, a 123-space recreational vehicle park, various dining and bar options, and banquet and meeting facilities.

L'Auberge Baton Rouge is located approximately ten miles southeast of downtown Baton Rouge, Louisiana. The property features a 12-story hotel, slots, table games, poker, an ESPN BET sportsbook for live sports betting, a variety of dining choices, and 13,000 square feet of meeting and event space.

L'Auberge Lake Charles offers one of the closest full-scale casino hotel facilities to Houston, Texas, as well as to the Austin, Texas and San Antonio, Texas metropolitan areas. The location is approximately 140 miles from Houston and approximately 300 miles and 335 miles from Austin and San Antonio, respectively. In addition to gaming amenities and an ESPN BET sportsbook for live sports betting, the property features several dining outlets, a golf course, a full-service spa, and more than 26,000 square feet of meeting and event space.

Margaritaville Resort Casino is one of the premier gaming, lodging, dining, and entertainment experiences in Northern Louisiana. The property provides an island-style theme and includes gaming amenities, an ESPN BET sportsbook for live sports betting, a 15,000 square foot 1,000-seat theater, and 9,500 square feet of meeting space.

West Segment

Ameristar Black Hawk is located in the center of the Black Hawk gaming district, approximately 40 miles west of Denver, Colorado. The resort features slot machines, table games, poker tables, and an ESPN BET sportsbook for live sports betting. In addition to gaming amenities, the resort features a hotel, a full-service day spa, several dining outlets, a live entertainment bar, and 15,000 square feet of meeting and event space.

Cactus Petes and Horseshu (collectively, "the Jackpot Properties") are located just south of the Idaho border in Jackpot, Nevada. The Jackpot Properties collectively feature two hotels, several dining options, a 4,000 seat amphitheater, a showroom, a live entertainment lounge, a sportsbook for live sports betting, and meeting and event facilities.

M Resort Spa Casino, located approximately ten miles from the Las Vegas strip in Henderson, Nevada, is situated at the southeast corner of Las Vegas Boulevard and St. Rose Parkway. The resort features slot machines, table games, and a sportsbook for live sports betting, as well as a hotel and a variety of dining and bar options. The property also features more than 60,000 square feet of meeting and conference space, a spa and fitness center, and a 100,000 square foot event center.

Zia Park Casino is located in Hobbs, New Mexico, and features slot machines, a hotel, restaurants, a one-mile quarter horse/thoroughbred racetrack with live racing from September to December, and a year-round simulcast parlor.

Midwest Segment

Ameristar Council Bluffs is located across the Missouri River from Omaha, Nebraska and includes the largest riverboat in Iowa. In addition to gaming amenities, the property also features a hotel, a fitness center, several dining facilities, a sports bar featuring an ESPN BET sportsbook with live sports betting, and 5,000 square feet of convention and meeting space.

Argosy Casino Alton is located on the Mississippi River in Alton, Illinois, approximately 20 miles northeast of downtown St. Louis, Missouri. Argosy Casino Alton is a three-deck riverboat featuring slot machines, table games, and a sportsbook for live betting. Argosy Casino Alton includes an entertainment pavilion and features a deli, a sportsbook viewing lounge and a 475-seat main showroom.

Argosy Casino Riverside is located on the Missouri River, approximately five miles from downtown Kansas City. In addition to gaming amenities, this Mediterranean-themed property features a nine-story hotel, a spa, an entertainment facility featuring various food and beverage areas, a VIP lounge and a sports/entertainment lounge and 19,000 square feet of banquet/conference facilities.

Hollywood Casino Aurora is located in Aurora, Illinois, the second largest city in Illinois, approximately 35 miles west of Chicago. This single-level dockside casino offers guests gaming amenities, including a poker room and a sportsbook for live sports betting, and features multiple dining and bar options.

Hollywood Casino Joliet is located on the Des Plaines River in Joliet, Illinois, approximately 40 miles southwest of Chicago. The complex includes a barge-based casino which provides guests with two levels of gaming experience, as well as a land-based pavilion with several dining and entertainment options. In addition, the property includes a sportsbook for live sports betting, a hotel, 4,600 square feet of meeting space, and an 80-space RV park.

Hollywood Casino at Kansas Speedway, our 50% joint venture with NASCAR, is located in Kansas City, Kansas. It features slot machines, table games, poker tables, and an ESPN BET sportsbook for live sports betting, and offers a variety of dining and entertainment facilities and a meeting room.

Hollywood Casino St. Louis is located adjacent to the Missouri River directly off I-70 and approximately 22 miles northwest of downtown St. Louis, Missouri. The facility features slot machines, table games, poker tables, a hotel, and a variety of dining and entertainment venues.

Prairie State Gaming is our licensed VGT route operator in Illinois across a network of over 423 bar and/or retail gaming establishments in seven distinct geographic areas throughout Illinois.

River City Casino is located in the St. Louis, Missouri metropolitan area, just south of the confluence of the Mississippi River and the River des Peres in the south St. Louis community of Lemay, Missouri. River City Casino features a hotel, multiple dining outlets, an entertainment lounge, and over 10,000 square feet of conference space.

Interactive Operations

PENN Interactive operates our online gaming portfolio which includes: (i) ESPN BET, an online sportsbook operating in select U.S. jurisdictions; (ii) Hollywood Casino, an iCasino operating in select U.S. jurisdictions, including within the ESPN BET website and app and stand-alone Hollywood iCasino website and app; (iii) theScore BET, an online sportsbook and iCasino operating in Ontario, Canada; and (iv) PENN Game Studios, our in-house iCasino and social gaming content studio. ESPN BET, Hollywood Casino, and theScore BET leverage PENN's proprietary, state-of-the-art player account management and online gaming platform. In addition, PENN Interactive also operates our digital sports media business, theScore Media and Gaming, Inc. ("theScore"). As of December 31, 2024, PENN Interactive operates online sportsbooks in 20 jurisdictions and iCasino in five jurisdictions throughout the U.S. and Canada.

Previously, PENN Interactive's online gaming business included Barstool Sportsbook & Casino ("Barstool Sportsbook"), an online sportsbook and casino. On November 14, 2023, the Barstool Sportsbook brand was discontinued with PENN Interactive re-launching its U.S. online sportsbook product as ESPN BET and its U.S. iCasino product as Hollywood Casino.

In addition, PENN Interactive supports operations for retail sportsbooks across the Company's portfolio of casinos, including, as of December 31, 2024, 30 retail sportsbooks located at the Company's properties in 13 states. As of January 2023, PENN Interactive also began providing retail sportsbook management services to select casino operators outside our Company's portfolio.

Further, through PENN's portfolio of properties, PENN Interactive has entered into multi-year agreements with other gaming operators for online sports betting and iCasino market access in several states. Pursuant to these agreements, as of December 31, 2024, such online sports betting and online casino operators have operations in six states.

theScore is a sports media company that provides comprehensive coverage of sports through its various platforms including theScore media app and theScore BET Sportsbook and Casino app. theScore media app delivers users highly-personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. Additionally, theScore BET Sportsbook and Casino app delivers an immersive and holistic mobile sports betting and iCasino gaming experience, leveraging theScore's proprietary player account management and risk and trading platforms. theScore's technology, resources, and audience reach is used to accelerate our media and sports betting strategy across North America and is the foundation for online sportsbook and iCasino products, such as ESPN BET and theScore BET.

Barstool. PENN Entertainment, Inc., through a wholly-owned subsidiary, held a 36% equity interest in Barstool. Under this strategic relationship, Barstool exclusively promoted the Company's sports betting and iCasino products, including the Barstool Sportsbook website and app, as well as our retail gaming and racing properties, to its national audience and granted us the sole right to utilize the Barstool brand for our online and retail sports betting and iCasino products. On February 17, 2023, we completed the acquisition of all of the outstanding shares of common stock of Barstool not already owned by us for cash consideration of approximately $315.3 million and the issuance of 2,442,809 shares of our common stock to certain former stockholders of Barstool. Upon the completion of the Barstool Acquisition, Barstool became an indirect wholly owned subsidiary of PENN.

In connection with PENN's decision to rebrand our online sports betting business from Barstool Sportsbook to ESPN BET, we entered into a stock purchase agreement with David Portnoy on August 8, 2023 (the "Barstool SPA"). Pursuant to the Barstool SPA, PENN sold 100% of the outstanding shares of Barstool to David Portnoy in exchange for nominal cash consideration and certain non-compete and other restrictive covenants.

As described above, the following table summarizes PENN Interactive's operations by jurisdiction as of December 31, 2024:

Jurisdiction	Online Sportsbook	iCasino	Management of PENN Retail Sportsbook	Market Access Partnership
Arizona	x			
Colorado	x		x	
Illinois	x		x	
Indiana	x		x	x
Iowa	x		x	
Kansas	x		x	
Kentucky	x			
Louisiana	x		x	x
Maryland	x		x	
Massachusetts	x		x	x
Michigan	x	x	x	
Mississippi			x	
New Jersey	x	x		
New York	x			
North Carolina	x			
Ohio	x		x	x
Ontario	x	x		
Pennsylvania	x	x	x	x
Tennessee	x			
Virginia	x			
West Virginia	x	x	x	x

Other

Freehold Raceway. Through our joint venture with Greenwood, we own 50% of Freehold Raceway. The property features a one-half mile standardbred racetrack and a 118,000 square foot grandstand. Operations ceased at Freehold Raceway on December 28, 2024. In addition, through our Greenwood joint venture, we own 50% of a leased off-track wagering ("OTW") facility in Toms River, New Jersey, and operate another OTW facility, which we constructed, in Gloucester Township, New Jersey.

Retama Park Racetrack. We have a management contract with Retama Development Corporation, a local government corporation of the City of Selma, Texas, to manage the day-to-day operations of Retama Park Racetrack. In addition, we own 1.0% of the equity of Retama Nominal Holder, LLC, which holds a nominal interest in the racing license used to operate Retama Park Racetrack. Additionally, we own a 75.5% interest in Pinnacle Retama Partners, LLC, which owns the contingent gaming rights that may arise if gaming under the existing racing license becomes legal in Texas in the future.

Sam Houston Race Park and Valley Race Park. Sam Houston Race Park, which is located 15 miles northwest from downtown Houston, Texas along Beltway 8, hosts thoroughbred racing and offers daily simulcast operations, as well as hosts various special events, private parties, and meetings throughout the year. Valley Race Park is a 91,000 square foot property that previously conducted greyhound racing and simulcasting. Valley Race Park has not been open since March 2020. We acquired the remaining 50% of these properties, as well as a license for a racetrack in Manor, Texas, just outside of Austin, on August 1, 2021.

Sanford-Orlando Kennel Club. The facility and parking lot area is owned by the Company and operates a restaurant and offers year-round simulcast operations.

Triple Net Leases

The majority of the real estate assets (i.e., land and buildings) used in our operations are subject to triple net master leases, the most significant of which are with Gaming and Leisure Properties, Inc. (Nasdaq: GLPI) ("GLPI"), a real estate investment trust ("REIT"), and include the AR PENN Master Lease, 2023 Master Lease, PENN Master Lease (prior to January 1, 2023), and Pinnacle Master Lease (as such terms are defined below and collectively referred to as the "Master Leases"). As of December 31, 2024, in addition to the Master Leases, three individual gaming facilities used in our operations are subject to individual triple net leases (together with the Master Leases, the "Triple Net Leases"). Under our Triple Net Leases, in addition to lease payments for the real estate assets, the Company is required to pay the following, among other things: (i) all facility maintenance; (ii) all insurance required in connection with the leased properties and the business conducted on the leased properties; (iii) taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor); (iv) all tenant capital improvements; and (v) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

The following summaries of the Master Leases are qualified in their entirety by reference to either the AR PENN Master Lease, the 2023 Master Lease, PENN Master Lease (prior to January 1, 2023), or the Pinnacle Master Lease, as applicable, all of which are incorporated by reference in the exhibits to this Annual Report on Form 10-K.

AR PENN Master Lease

Prior to the effective date of the AR PENN Master Lease (as defined and discussed below), the Company leased real estate assets associated with 19 of the gaming facilities used in its operations via a triple net master lease with GLPI (the "PENN Master Lease"), which became effective November 1, 2013. The PENN Master Lease had an initial term of 15 years with four subsequent five-year renewal periods on the same terms and conditions, exercisable at the Company's option.

On February 21, 2023, the Company and GLPI entered into an agreement to amend and restate the triple net master lease dated November 1, 2013 (the "AR PENN Master Lease"), effective January 1, 2023, to (i) remove the land and buildings for Hollywood Casino Aurora ("Aurora"), Hollywood Casino Joliet ("Joliet"), Hollywood Casino Columbus ("Columbus"), Hollywood Casino Toledo ("Toledo") and the M Resort Spa Casino ("M Resort"), and (ii) make associated adjustments to the rent after which the initial rent in the AR PENN Master Lease was reset to $284.1 million, consisting of $208.2 million of building base rent, $43.0 million of land base rent, and $32.9 million of percentage rent (as such terms are defined in the AR PENN Master Lease). The AR PENN Master Lease remains subject to annual rent escalators and a percentage rent reset every five years. The AR PENN Master Lease along with the 2023 Master Lease (as defined and discussed below) are cross-defaulted, cross-collateralized, and coterminous, and subject to a parent guarantee. See Note 11, "Leases" in the notes to our Consolidated Financial Statements for further discussion.

2023 Master Lease

Concurrent with the execution of the AR PENN Master Lease, the Company and GLPI entered into a new triple net master lease (the "2023 Master Lease"), effective January 1, 2023, specific to the property associated with Aurora, Joliet, Columbus, Toledo, M Resort, Hollywood Casino at The Meadows ("Meadows"), and Hollywood Casino Perryville ("Perryville") and a master development agreement (the "Master Development Agreement"). The 2023 Master Lease terminated the individual triple net leases associated with Meadows and Perryville. The 2023 Master Lease incurs a 1.5% fixed escalator on November 1 of each year, and is also subject to a one-time increase of $1.4 million effective November 1, 2027. See Note 11, "Leases" in the notes to our Consolidated Financial Statements for further discussion.

Pinnacle Master Lease

In connection with the acquisition of Pinnacle Entertainment, Inc. ("Pinnacle"), on October 15, 2018, the Company assumed a triple net master lease with GLPI (the "Pinnacle Master Lease"), originally effective April 28, 2016, pursuant to which the Company leases real estate assets associated with 12 of the gaming facilities used in its operations. Upon assumption of the Pinnacle Master Lease, as amended, there were 7.5 years remaining of the initial ten-year term, with five subsequent, five-year renewal periods, on the same terms and conditions, exercisable at the Company's option. See Note 11, "Leases" in the notes to our Consolidated Financial Statements for further discussion.

Other triple net leases with REIT landlords

The Company has a triple net lease with GLPI for the land underlying the Hollywood Casino Morgantown property. Prior to the execution of the 2023 Master Lease, the Company also had triple net leases with GLPI for the real estate assets associated with the Meadows and Perryville properties. Prior to the sale of PENN's outstanding equity interest in Tropicana Las Vegas Hotel and Casino, Inc. ("Tropicana") on September 26, 2022, the Company had a triple net lease with GLPI for the real estate assets associated with the Tropicana property. See Note 11, "Leases" in the notes to our Consolidated Financial Statements for further discussion.

The Company has triple net leases with VICI Properties, Inc. (NYSE: VICI) ("VICI") for the real estate assets associated with the Margaritaville Resort Casino and Hollywood Casino at Greektown properties. See Note 11, "Leases" in the notes to our Consolidated Financial Statements for further discussion.

Trademarks

We own a number of trademarks and service marks registered or pending registration with the U.S. Patent and Trademark Office ("USPTO"), the Canadian Intellectual Property Office ("CIPO"), and/or other intellectual property organizations in the European Union, the United Kingdom, and other countries around the world, including but not limited to, "Ameristar®," "Argosy®," "Boomtown®," "Hollywood Casino®," "Hollywood Gaming®," "L'Auberge®," "M Resort®," "PENN Entertainment®," and "PENN Play." theScore's registered trademarks and service marks include "theScore®," "theScore Bet®," and "theScore esports®", among others. We believe that our rights to our trademarks are well-established and have competitive value to our properties and businesses. We also have a number of trademark applications pending with the USPTO, CIPO, and the World Intellectual Property Organization.

Among others, we have a licensing agreement with a third-party to use the "Margaritaville" trademark in connection with the operations of Margaritaville in Bossier City, Louisiana. As of August 8, 2023, we have a licensing agreement with ESPN, Inc. to use the "ESPN BET" and related trademarks in connection with the operations of our online sports betting products within the United States.

Competition

The gaming, media, and entertainment industries are characterized by an increasingly high degree of competition among a large number of participants. We compete with a variety of gaming operations, including casinos and hotel casinos of varying quality and size, and other gaming options, such as state and province-sponsored internet lotteries, sweepstakes (including sweepstakes-based online sports betting and online casino), charitable gaming, video gaming terminals at bars, restaurants, taverns and truck stops, illegal slot machines and skill games, fantasy sports, event contracts related to sports or other outcomes, such as government elections, and third-party internet or mobile-based gaming platforms, including both legal and illegal iCasino and sports betting operations. More generally, both our retail and interactive gaming operations face competition from all manner of leisure and entertainment activities, including shopping, athletic events, television and movies, concerts, and travel. Competition is discussed in further detail within "Item 1A. Risk Factors" of this Annual Report on Form 10-K and a discussion of the impact of competition on our results of operations, and cash flows is included within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Seasonality

Our operations are subject to seasonality, including seasonality based on the weather in the region in which the properties operate and the travel habits of visitors. Business at our properties can also fluctuate due to specific holidays or other significant events, particularly when a holiday falls in a different quarter than the prior year, city-wide conventions, large sporting events or concerts, or visits by our premium players. We also believe that any seasonality, holiday, or other significant event may affect our various properties or regions differently. We may also experience seasonality with retail and online sports betting which coincides with certain sporting events, as well as seasons of professional sports teams. See "Item 1A. Risk Factors" of this Annual Report on Form 10-K for additional information.

Government Regulation and Gaming Issues

The gaming and racing industries are highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. Our online gaming operations and each of our properties are subject to extensive regulation under the laws, rules, and regulations of the jurisdictions where we operate. These laws, rules, and regulations generally concern the responsibility, financial stability, and character of the owners, managers, and persons with financial interests in the gaming operations. Violations of laws or regulations in one jurisdiction could result in disciplinary action in other jurisdictions. For a more detailed description of the statutes and regulations to which we are subject, see Exhibit 99.1, "Description of Government Regulations" to this Annual Report on Form 10-K, which is incorporated herein by reference.

Our businesses are subject to various international, federal, state, provincial, and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, health care, currency transactions, taxation, zoning and building codes, data privacy, anti-money laundering, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our financial condition, results of operations, and cash flows.

Employees and Human Capital Resources

The Company's key human capital management objective is to attract, retain, and develop high-quality talent with different perspectives. Our commitment to an equal-opportunity and respectful workplace, in which everyone feels valued, respected, and supported, is a factor driving our success. Our talent and development programs are designed to develop, support and maintain talent succession pipelines in preparation for key roles and leadership positions; recognize, reward and support our team members through competitive pay and wellness programs; enhance the Company's philanthropic culture by encouraging participation and championing programs in the communities in which we work and live; and invest in technology and resources to provide our team members with the most efficient tools to perform their jobs.

Some of the key programs and initiatives developed to attract, develop, engage, and retain high-quality talent include:

- Talent review cycles for all salaried team members (executives, leaders, and individual contributors) designed to identify high-potential talent for promotions, stretch opportunities, and to match them with development opportunities;

- Offered an intern program called Leadership Excellence at PENN ("LEAP"), which received a "Top 100 Internship Award" in 2024;

- Facilitated two cycles of our Emerging Leader Program in 2024, which is designed for hourly and salaried individuals who seek advancement into leadership roles, with over 200 participants throughout 2024;

- Offer leadership academy courses: (1) the Early Career Leadership Academy for individuals with 0-2 years of leadership experience; and (2) the Mid-Career Leadership Academy (for individuals with 3+ years of leadership experience). Each course was offered twice a year in 2024.

- The PENN Cohort Program was newly implemented in 2024, and specifically designed for team members aiming to enhance their functional expertise or prepare for potential career transitions within PENN, focusing on the Gaming, Hospitality, Human Resources, and Finance sectors of our business;

- Expanded the PENN Mentorship Program, which matches team members across the Company based on areas of growth and interest;

- Launched PENN-Ovation, the first innovation challenge/competition, to foster a culture of intrapreneurship and connect a network of creative thinkers across the organization. Over a period of six months, teams from varying departments and locations collaborated to generate, refine, and pilot innovative solutions to some of our most pressing business challenges.

- PENN-Ed a dynamic SharePoint site designed as a one-stop (development) shop. The site features new quarterly topics presented in a variety of formats including book clubs, podcasts, articles, TedTalks, and in-person or virtual training sessions. All executives have access to the site and can find in-depth information on our flagship programs, as well as Learning Central, a catalog of online self-paced development opportunities.

- Revamped and reintroduced the Leadership Foundations Express program, providing a mix of self-paced and in-person training for first-time leaders and those new to PENN.

- Continued to facilitate our AwardCo Recognition Program and Property Engagement Committees.

Through the dedicated efforts of our corporate, interactive, and property leadership teams, and our charitable foundation, we launched or expanded a number of initiatives in 2024 focused on improving the lives of our team members, their families, and those in need in our communities.

Highlights from last year's efforts include the expansion of our $4.0 million STEM Scholarship Fund and internship program. Our commitment continued in 2024, and we dedicated more than $4.0 million to fund STEM scholarships in states where we operate, as well as creating internship opportunities at the Company. In 2024, we also welcomed 24 new LEAP interns.

In addition, we scaled our mentorship program after launching a pilot with over 200 team members in October 2023. Participants self-selected into the program and were located across the Company at varying levels and functional areas. Throughout 2024, over 400 team members were enrolled in the program with 295 established partnerships, logging over 2,300 hours of time spent in mentoring activities. Additionally, 88% of open executive positions were filled by internal candidates throughout 2024.

As of December 31, 2024, we had approximately 23,118 full-time and part-time employees. We had 36 collective bargaining agreements covering approximately 4,110 active employees. Three collective bargaining agreements are scheduled to expire in 2025. Although we believe that we have good employee relations, there can be no assurance that we will be able to extend or enter into replacement agreements. If we are able to extend or enter into replacement agreements, there can be no assurance as to whether the terms will be on comparable terms to the existing agreements.

Available Information

We maintain a website at www.pennentertainment.com that includes more information about us. The contents of our website are not part of this Annual Report on Form 10-K. Our electronic filings with the U.S. Securities and Exchange Commission ("SEC") (including all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to these reports), including the exhibits, are available free of charge through our website as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Our filings are also available through a database maintained by the SEC at www.sec.gov.

From time to time we may use our website as a means of disclosing material nonpublic information. We also may use social media channels to communicate with investors and the public about our business, products and other matters, and those communications could be deemed to include material information. Therefore, we encourage investors, the media and others interested in the Company to monitor and review the information we make available on our website.

ITEM 1A. RISK FACTORS

Our business is subject to risks and uncertainties. You should consider carefully, among other things, the risks described below, together with the other information in this report, before making an investment decision with respect to our securities. The occurrence of any of the following risks, or additional risks and uncertainties not presently known to us, could materially and adversely affect our business, financial condition, and results of operations.

Summary of Risk Factors

The following is a summary of the principal risks that could adversely affect our business, financial condition, and results of operations. This summary should not be considered a substitute for the detailed risk factors described below.

Risks Related to Our Business, Industry and Market Conditions

- Our business is sensitive to reductions in discretionary consumer spending, which may be adversely impacted by downturns in the economy and other factors outside of our control.
- Intense competition exists in the gaming, media, and entertainment industries, and we expect competition to continue to intensify.
- Our results of operations may fluctuate due to seasonality and other factors, which could make our future operating results difficult to predict.
- Shareholder activists could cause a disruption to our business.

Risks Related to Our Operations

- We have certain retail properties that generate a significant percentage of our revenues and our ability to meet our operating and debt service requirements is dependent, in part, upon the continued success of these properties.
- A significant portion of our cash flow from operations is used to make interest payments and rent payments under our debt and lease agreements.
- We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all.
- Most of our facilities are leased and could experience risks associated with leased property.
- We are subject to risks and costs related to climate change regulations and greenhouse gas effects.
- Investors' and other stakeholders' expectations of our performance relating to environmental, social, and governance factors may impose additional costs and expose us to new risks.
- Our operations in several jurisdictions depend on management agreements and/or leases with third parties and local governments that may not be renewed.
- There can be no assurance that we will be able to compete effectively or generate sufficient returns on our recently expanded sports betting and iCasino operations, including ESPN BET.
- Our operations and their success are largely dependent on the skill and experience of management and key personnel, and our ability to attract and retain talented team members.
- We face risks related to collective bargaining activity and strikes.
- We face the risk of fraud, theft, and cheating.

- We may be unable to protect or may not be successful in protecting our intellectual property rights.
- Our commercial success depends upon us avoiding the infringement of intellectual property rights owned by others.
- Our technology contains third-party open source software components.
- We may face disruption and other difficulties in integrating and managing acquired operations or other initiatives we have recently acquired, may develop, or may acquire in the future.
- We lease facilities that are located in areas that experience extreme weather conditions, which may increase in frequency and severity as a result of climate change.
- We rely on third parties to provide services that are essential to the operation of our online sports betting and iCasino business, including geolocation, identity and age verification, payment processing, and sports data.
- Our growth and success depend, in part, on the success of our strategic relationships with third parties.
- We are reliant on our partnership with ESPN, and our failure to maintain that relationship could negatively impact our business, reputation, and strategic goals.
- The growth of our Interactive segment will depend on our ability to attract and retain users and investments in our online offerings, technology, and strategic marketing initiatives.
- Participation in the sports betting industry exposes us to trading, liability management, and pricing risk.
- We follow the sports betting industry practice of restricting and managing betting limits at the individual customer level, with limits determined by customer profiles and acceptable enterprise risk; however, there is no guarantee that gaming regulatory authorities will continue to allow operators such as us to follow such practices.
- We extend credit to a portion of our customers who wager at our retail properties, and we may not be able to collect gaming receivables from our credit customers.
- The success, including win or hold rates, of existing or future retail, sports betting, and iCasino products depends on a variety of factors, including factors beyond our control.
- We face a number of challenges prior to opening new or upgraded gaming properties, launching iCasinos and sports betting in new jurisdictions, or launching new iCasino or sports betting offerings.

Risks Related to our Information Systems and Technology

- If our third-party mobile application distribution platforms or service providers do not perform adequately or terminate their relationships with us, our costs may increase.
- If internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired.
- We rely on third party cloud infrastructure services to deliver our offerings to users, and we have experienced, and expect in the future to experience, service interruptions, delays, and outages.
- Our information technology and other systems are subject to cybersecurity risk, including misappropriation of employee information, customer information or other breaches of information security.

Legal and Regulatory Risk Factors

- From time to time we may become involved in legal proceedings, and no assurance can be provided as to the outcome of these matters.
- We face extensive regulation from gaming regulatory authorities.
- We are subject to certain federal, state, provincial and other regulations.
- State and local smoking restrictions have and may continue to negatively affect our business.
- Changes to consumer privacy laws could adversely affect our ability to market our products effectively and may require us to change our business practices or expend significant amounts on compliance with such laws.
- We are subject to environmental laws and potential exposure to environmental liabilities.
- We may experience material increases to our taxes or the adoption of new taxes or the authorization of new or increased forms of gaming.

Risks Related to Our Business, Industry, and Market Conditions

Our business is sensitive to reductions in discretionary consumer spending, which may be adversely impacted by downturns in the economy and other factors outside of our control.

Our business is particularly sensitive to downturns in the economy and the associated impact on discretionary spending on leisure activities. As a regional operator, our in-person customers are predominately local, so we compete for more day-to-day discretionary spending as compared with destination spending. Decreases in discretionary consumer spending or changes in consumer preferences, including as a result of perceived or actual adverse economic conditions or inflation, changes in interest or unemployment rates, tight credit conditions, increased housing, energy, food and travel costs, global hostilities, trade disputes, including the imposition of new or increased tariffs, political or social unrest, widespread illnesses, or other factors beyond our control, could adversely affect the gaming and entertainment industries and demand for our products and amenities, which could materially and adversely affect our business, financial condition, and results of operations.

For example, the COVID-19 pandemic caused significant disruptions to our ability to generate revenues, profitability, and cash flows and had a material adverse impact on our business, financial condition, and results of operations. Although our properties are currently open, any future disruptions, pandemics, or significant negative economic trends, may adversely impact our business, financial condition, and results of operations.

Intense competition exists in the gaming, media, and entertainment industries, and we expect competition to continue to intensify.

The gaming, media, and entertainment industries are characterized by an increasingly high degree of competition among a large number of participants. We compete with a variety of gaming operations, including casinos and hotel casinos of varying quality and size, and other gaming options, such as state and province-sponsored internet lotteries, sweepstakes (including sweepstakes-based online sports betting and online casino), charitable gaming, video gaming terminals at bars, restaurants, taverns and truck stops, illegal slot machines and skill games, fantasy sports, event contracts related to sports or other outcomes, such as government elections, and third-party internet or mobile-based gaming platforms, including both legal and illegal iCasino and sports betting operations. More generally, both our retail and interactive gaming operations face competition from all manner of leisure and entertainment activities, including shopping, athletic events, television and movies, concerts, and travel.

We and our competitors have invested in expanding existing facilities, developing new facilities, and acquiring established facilities in existing markets. We expect this intense competition to continue, which may require us to undertake additional substantial capital expenditures to maintain and enhance the competitive positions of our properties and the attractiveness of our facilities. There can be no assurance that we will have sufficient funds, or be able to obtain sufficient financing, to undertake such expenditures. If we are unable to make such expenditures, our competitive position could be materially adversely affected.

Similarly, there is intense competition among iCasino and online sports betting providers, and there has been considerable consolidation among competitors in the interactive gaming sectors. This intense competition and consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand offerings, adopt aggressive pricing or promotional policies, and broaden their geographic scope of operations. If we are not able to maintain or improve our market share, or if our offerings do not continue to be popular, our Interactive segment's business, financial condition, and results of operations could suffer.

Our results of operations may fluctuate due to seasonality and other factors, which could make our future operating results difficult to predict.

Our online sportsbook, retail sportsbook, and core retail business operations may fluctuate due to seasonal trends and other factors. For example, a majority of our current sports betting revenue occurs in the fourth quarter, and we have experienced sports betting revenue decreases during applicable off-seasons and increases during significant sporting events. In addition, the performance of certain individual athletes or teams may significantly impact our financial performance. Our retail gaming operations are also subject to seasonality, including seasonality based on the weather in the markets in which they operate, specific holidays, or other significant events.

The operations of our properties are subject to disruptions or reduced patronage, including as a result of severe weather conditions, natural disasters, acts or threats of terrorism, concerns about widespread illnesses, and other significant events. The closings of, or reduced visitation volumes at, our properties due to such events have in the past and may in the future result in lost profits, and there can be no assurances that we will be fully or promptly compensated by our business interruption insurance coverage, if at all. Also, the costs of insurance against these types of events has increased in recent years. In addition, the occurrence of such an event may adversely impact general economic or other conditions in the areas in which our properties are located or from which they draw their patrons, and our business, financial condition, and results of operations could be materially adversely affected.

Shareholder activists could cause a disruption to our business.

We have been subject to shareholder activism and may be subject to such activism in the future. For example, in January 2025, HG Vora Capital Management, LLC notified our Board of Directors that it has nominated three director candidates to stand for election at the Company's upcoming annual meeting of shareholders. In addition, in May 2024, the Board of Directors received a letter from The Donerail Group LP advocating for, among other things, changes to the Company's corporate strategy.

Shareholder activism pursued against the Company could give rise to or result in, among other things: (a) increased costs, including expenses of third-party advisors, insurance, administrative expenses and other associated costs; (b) perceived uncertainties as to our future direction, which could result in reputational harm and the loss of potential business opportunities and could make it more difficult to attract, retain, or motivate qualified personnel, and strain relationships with investors, customers, suppliers, and business partners; (c) reduction or delay in our ability to effectively and timely execute our current business strategy and to implement new strategies; (d) diversion of the attention of our Board of Directors and management team; and (e) fluctuations in the Company's stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business. Any such shareholder activism could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to our Operations

We generate a material percentage of our revenues from certain geographic regions and our ability to meet our operating and debt service requirements is dependent, in part, upon the continued success of these regions.

For the year ended December 31, 2024, we generated 13.6%, 12.7%, and 9.5% of our revenues from our retail properties within the states of Ohio, Louisiana, and Missouri, respectively. As a result, we are subject to a greater degree of risk than a gaming company with more regional diversification, as our results are dependent on the regional economies and competitive landscapes in these specific markets. Our ability to meet our operating and debt service requirements is thus dependent, in part, upon the continued success of our properties in these key regions. The operating results of these retail properties may be adversely impacted by changes in local economic and competitive conditions or local and state governmental laws and regulations, including gaming laws and regulations, and the application thereof, natural and other disasters, including the effects of climate change such as severe storms, hurricanes, typhoons, rising sea levels, or severe drought, or outbreaks of infectious diseases, increases in the costs of maintaining these properties, and declines in the number of visitors or in gaming and non-gaming activities at our properties in such regions. Any of these factors could negatively affect our business, financial condition, and results of operations, including our ability to generate sufficient cash flow to meet our operating and debt service requirements.

A significant portion of our cash flow from operations is used to make interest payments and rent payments under our debt and lease agreements.

As of December 31, 2024, we had indebtedness of $2.8 billion, including $1.5 billion outstanding under our Amended Credit Facilities. We also utilize a significant portion of our cash flow from operations to make our rent payments, which were $950.4 million for the year ended December 31, 2024, pursuant to and subject to the terms and conditions of our Master Leases and Morgantown Lease, each with GLPI, and our Margaritaville Lease and Greektown Lease with VICI (as defined previously, collectively, our "Triple Net Leases"). As a result of these commitments under our Triple Net Leases, our ability to fund our own operations or development projects, raise capital, make acquisitions and otherwise respond to competitive and economic changes may be adversely affected. Further, our obligations under the Triple Net Leases may make it more difficult or restrict, as applicable, our ability to satisfy our obligations with respect to our indebtedness, obtain additional financing, raise capital, make acquisitions or divestitures, or engage in other significant transactions. Any of the aforementioned factors could have a material adverse effect on our business, financial condition, and results of operations.

There is no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Amended Credit Facilities or otherwise in amounts sufficient to enable us to fund our liquidity needs, including with respect to our indebtedness and rent payments, or development projects. Our variable rate borrowings expose us to interest rate volatility, which could cause our debt service obligations to increase significantly. We also may incur indebtedness related to properties we develop or acquire in the future prior to generating cash flow from those properties. For example, for the year ended December 31, 2024, we incurred capital project expenditures of $253.3 million in connection with the PENN Development Projects pursuant to our Master Development Agreement with GLPI, as defined and discussed in the "Executive Overview" within our Management's Discussion and Analysis. If those properties or other properties we develop or acquire do not provide us with cash flow to service that indebtedness, we will need to rely on cash flow from other properties or sources, which would increase our leverage. In addition, if we consummate significant acquisitions in the future, our cash requirements may increase significantly.

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all.

We may finance some of our current and future expansion, development and renovation projects and acquisitions with cash flow from operations, borrowings under our Amended Credit Facilities and equity or debt financings. For more information regarding our future development projects, see "Recent Acquisitions, Development Projects and Other" in the "Executive

Overview" within our Management's Discussion and Analysis. If we are unable to finance our current or future projects, we may need to seek alternative financing. Depending on credit market conditions, including the current high interest rate environment, alternative sources of funds may not be sufficient to finance our expansion, development and/or renovation, or such other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains restrictions on our ability to incur additional indebtedness. If we are unable to secure additional financing, we could be forced to limit or suspend expansion, development, and renovation projects and acquisitions, which may adversely affect our business, financial condition, and results of operations. In addition, we have incurred significant capital project expenditures in connection with the PENN Development Projects, and our business, financial condition, and results of operations may be materially adversely impacted if we are unable to realize the anticipated benefits.

As of December 31, 2024, $979.1 million is available under our Amended Revolving Credit Facility, which expires in 2027. There is no certainty that our lenders will continue to remain solvent or fund their respective obligations under our Amended Credit Facilities. Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial services industry or economy in general, including events involving limited liquidity, defaults, or non-performance, or concerns or rumors about any such events, as well as our commitments under certain agreements, including our Triple Net Leases and our indemnification obligations under the Barstool SPA.

We are subject to risks associated with leased property, as most of our facilities are leased.

We lease 36 of the facilities we operate pursuant to the Triple Net Leases. Termination of the PENN Master Lease, the 2023 Master Lease, Pinnacle Master Lease, or Morgantown Lease could result in a default under our debt agreements and could have a material adverse effect on our business, financial condition, and results of operations. Moreover, as a lessee, we do not completely control the land and improvements underlying our operations, and our landlords under the Triple Net Leases could take certain actions to disrupt our rights in the facilities leased under the Triple Net Leases that are beyond our control. In addition, should some of our leased facilities prove to be unprofitable, we could remain obligated for lease payments and other obligations under the Triple Net Leases in the event we withdraw from those locations. Further, there can be no assurance that we or our landlords will be able to comply with our respective obligations under the Triple Net Leases in the future.

Our operations in several jurisdictions depend on management agreements and/or leases with third parties and local governments that may not be renewed or the terms of a renewal may require significant fees or capital expenditure commitments.

Our operations in several jurisdictions depend on land leases and/or management and development agreements with third parties and local governments. If we, or if GLPI or VICI, in the case of leases pursuant to which we are the sub-lessee, are unable to renew these leases and agreements on satisfactory terms as they expire or if disputes arise regarding the terms of these agreements, our business may be disrupted and, in the event of disruptions in multiple jurisdictions, could have a material adverse effect on our business, financial condition, and results of operations. We may also be required to pay higher fees and/or incur additional capital expenditures to renew management agreements with third parties and local governments in our existing jurisdictions, or incur higher fees and/or capital expenditures than forecasted in connection with new management agreements with third parties and local governments as we expand into new jurisdictions.

There can be no assurance that we will be able to compete effectively or generate sufficient returns on our recently expanded sports betting and iCasino operations, including the launch of ESPN BET.

Certain of the jurisdictions in which we operate have legalized intra-state sports wagering and have established extensive state licensing and regulatory requirements governing any such intra-state sports wagering. As of December 31, 2024, we have launched the ESPN BET app in 19 US states and territories, and we expect to launch our ESPN BET app in additional states throughout 2025. Additionally, we have entered into agreements with other online sports betting and iCasino operators and may enter into additional agreements with strategic partners and other third-party vendors to provide market access in certain jurisdictions.

Our sports betting and iCasino operations compete, and will continue to compete, in a rapidly evolving and highly competitive market against an increasing number of competitors. There can be no assurance that the ESPN BET audience will engage in sports betting and iCasino products to the extent that we expect or that we will otherwise realize the anticipated benefits of our expanded sports betting and iCasino operations. Further, the success of our proposed sports betting and iCasino operations is dependent on a number of additional factors, many of which are beyond our control, including tax rates and license fees, our ability to gain market share, the timeliness and viability of our products, our ability to compete with new entrants in the market, changes in consumer demographics and public tastes and preferences, unexpected sporting event cancellations or delays, and the availability and popularity of other forms of entertainment. There can be no assurance that our expanded sports betting and iCasino operations will be able to compete effectively or generate sufficient returns.

We are subject to risks and costs related to climate change regulations and greenhouse gas effects.

There is a growing consensus that greenhouse gas ("GHG") emissions continue to alter the composition of the global atmosphere in ways that are affecting, and are expected to continue affecting, the global climate. We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult, burdensome, and costly. Concerned parties, such as legislators and regulators, stockholders, and nongovernmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Many states have announced or adopted programs to stabilize and reduce GHG emissions and, in the past, federal legislation has been proposed in Congress. If such legislation is enacted, we could incur increased energy, environmental and other costs, and capital expenditures to comply with the limitations. In addition, if such legislation is enacted but later significantly changed or repealed, we could incur costs related to compliance with the prior legislation without realizing the anticipated benefits. Unless and until legislation is enacted and its terms are known, we cannot reasonably or reliably estimate its impact on our business, financial condition, and results of operations. Further, regulation of GHG emissions may limit our customers' ability to travel to our properties (e.g. as a result of increased fuel costs or restrictions on transport-related emissions).

Investors' and other stakeholders' expectations of our performance relating to environmental, social, and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, customers, partners, employees, other stakeholders, governments, and regulators concerning environmental, social, and governance matters ("ESG"). For example, various policymakers, such as the SEC and the State of California, have adopted, or are considering adopting rules or laws to require companies to provide significantly expanded climate-related disclosures, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. In addition, if such rules or laws are adopted but later significantly changed or repealed, we could incur significant costs related to compliance without realizing the anticipated benefits. Additionally, certain investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate. We also may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

As ESG best practices and reporting standards continue to develop, we may incur increasing costs related to ESG monitoring and reporting and compliance with ESG initiatives. We publish an annual Corporate Social Responsibility Report, which highlights, among other things, our climate change mitigation activities and how we are supporting our workforce. Our disclosures on these matters, or a failure to meet evolving stakeholder expectations for ESG practices and reporting, may potentially harm our reputation and customer relationships.

Furthermore, if our competitors' ESG performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives or goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, customers, employees, and other stakeholders, or our initiatives are not executed as planned, our business, financial condition, and results of operations may be adversely affected.

The success of our business is largely dependent on the skill and experience of management and key personnel, and our ability to attract and retain talented team members.

The success and competitive position of our retail operations, sports betting and iCasino operations, and media businesses are largely dependent upon, among other things, the efforts and skills of our senior executives and management team, and our ability to attract and retain talented team members.

We compete with other companies both within and outside of our industry for talented personnel. If we cannot recruit, train, develop, and retain skilled and experienced personnel to our corporate, retail operations, sports betting and iCasino, and media businesses, we could experience increased employee turnover, decreased guest or user satisfaction, low morale, inefficiency, or internal control failures. Insufficient numbers of talented team members or the loss of senior executives or key personnel could also limit our ability to grow and expand our businesses. A shortage of frontline and skilled labor could also result in higher wages that would increase our labor costs, which could reduce our profits. Additionally, the increased ability of employees to work from home or in other remote work arrangements has impacted, and may continue to impact, our ability to attract and retain talented personnel.

Qualified individuals are in high demand, particularly in the technology and media industries, and we may incur significant costs to attract them. We also cannot assure that we will be able to retain our existing senior executive and key personnel or attract additional qualified senior executive and key personnel. We may use equity awards to attract talented employees, influencers and media personalities. If the value of our common stock declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified talent. Our ability to attract, retain, and motivate employees, influencers and media personalities may also be adversely affected by stock price volatility.

We face risks related to collective bargaining activity and strikes.

As of December 31, 2024, a significant number of team members at our properties are currently covered by collective bargaining agreements. Numerous collective bargaining agreements are typically subject to negotiation each year, and our ability in the past to resolve such negotiations does not mean that we will be able to resolve future negotiations without strikes, disruptions, or on terms that we consider reasonable. If relationships with our organized associates or the unions that represent them become adverse, then the properties we operate could experience labor disruptions such as strikes, lockouts, boycotts, and public demonstrations. Labor disputes and disruptions have in the past, and could in the future, result in adverse publicity and negatively affect operations and revenues at affected properties.

In addition, labor regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses and legal costs, and could impose limitations on our ability or the ability of our third-party property owners to take cost saving measures during economic downturns.

Labor unions are making a concerted effort to recruit more employees in the gaming industry, and we have experienced attempts by labor organizations to organize certain of our non-union employees. We cannot provide any assurance that we will not experience additional and successful union activity in the future. The impact of this union activity is undetermined and could negatively impact our results of operations. Increased unionization of our workforce, new labor legislation or changes in regulations could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies.

We face the risk of fraud, theft, and cheating.

We face the risk that gaming customers may attempt or commit fraud or theft or cheat in order to increase winnings. Such acts of fraud, theft, or cheating could involve the use of counterfeit chips or other tactics, possibly in collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers, or other casino or gaming area staff. Additionally, we also face the risk that customers may attempt or commit fraud or theft with respect to our non-gaming offerings or against other customers. Such risks include stolen credit or charge cards or cash, falsified checks, theft of retail inventory and purchased goods, and unpaid or counterfeit receipts. Failure to prevent or discover such acts or schemes in a timely manner may result in losses in our operations. In the event of the occurrence of any such issues with our existing technology or product offerings, substantial resources and management attention may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives. Negative publicity related to such acts or schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, and results of operations.

We may be unable to protect, or may not be successful in protecting, our intellectual property rights.

Our commercial success depends upon our ability to develop new or improved technologies and products, and to successfully obtain or acquire proprietary or statutory protection for our intellectual property rights.

We rely on, among other things, copyrights, trademarks, trade secrets, confidentiality procedures, and contractual provisions to protect our proprietary rights. While we enter license, confidentiality and non-disclosure agreements with our employees and vendors, consultants, users, potential users, and others to attempt to limit access to and distribution of proprietary and confidential information, it is possible that:

- some or all of our confidentiality and non-disclosure agreements will not be honored;
- third parties will independently develop equivalent technology or misappropriate our technology or designs;
- disputes will arise with our strategic partners, users or others concerning the ownership of intellectual property;
- unauthorized disclosure or use of our intellectual property, including source code, know-how or trade secrets will occur; or

- contractual provisions may not be enforceable.

There can be no assurance that we will be successful in protecting our intellectual property rights or that we will become aware of third-party infringements that might be occurring. Inability to protect our intellectual property rights could have a material adverse effect on our business, financial condition. and results of operations.

Our commercial success depends upon us avoiding the infringement of intellectual property rights owned by others.

The industries in which we compete have many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by us in our products. Some of these patents may grant very broad protection to the third-party owners. Patents can be issued very rapidly and there is often a great deal of secrecy surrounding pending patent applications. We cannot determine with certainty whether any existing third-party patents or the issuance of any new third-party patents would require us to alter our technologies, pay for licenses, challenge the validity or enforceability of the patents, or cease certain activities. Third parties may assert intellectual property infringement claims against us and against our partners and/or suppliers. We may be subject to these types of claims either directly or indirectly through indemnities assuming liability for these claims that we may provide to certain partners. There can be no assurance that our attempts to negotiate favorable intellectual property indemnities in favor of us with our suppliers for infringement of third-party intellectual property rights will be successful or that a supplier's indemnity will cover all damages and losses suffered by us and our partners and other suppliers due to infringing products, or that we can secure a license, modification or replacement of a supplier's products with non-infringing products that may otherwise mitigate such damages and losses.

Some of our competitors have, or are affiliated with companies that have, substantially greater resources than us, and these competitors may be able to sustain the costs of complex intellectual property infringement litigation to a greater degree and for longer periods of time than us. Regardless of whether third-party claims of infringement against us have any merit, these claims could:

- adversely affect our relationships with our customers and vendors;
- be time-consuming to evaluate and defend;
- result in costly litigation;
- result in negative publicity for us;
- divert our management's attention and resources;
- cause product and software delivery delays or stoppages;
- subject us to significant liabilities;
- require us to enter into costly royalty or licensing agreements;
- require us to develop possible workaround solutions that may be costly and disruptive to implement; or
- require us to cease certain activities or to cease distributing our products and delivering our services in certain markets.

In addition to being liable for potentially substantial damages relating to a patent or other intellectual property following an infringement action against us, we may be prohibited from developing or commercializing certain technologies or products unless we obtain a license from the holder of the patent or other applicable intellectual property rights, or purchase these rights. There can be no assurance that we will be able to obtain any such license or purchase the patent on commercially reasonable terms, or at all. If we do not obtain such a license, our business, financial condition, and results of operations could be materially adversely affected, and we could be required to cease related business operations in some markets and restructure our business to focus on continuing operations in other markets.

Our technology contains third-party open source software components.

Our technology contains software modules licensed to us under "open source" licenses from third-party sources. Use and distribution of open source software may entail greater risks than use of third-party commercial or proprietary software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our technology.

Certain open source licenses contain requirements that we make the source code of our software, in which the open source software modules are used or incorporated into, publicly available for third parties to create modifications or derivative works, or grant other licenses to our intellectual property for free. These types of open source licenses are commonly known as "copyleft" licenses. If we combine our proprietary software with open source software subject to copyleft licenses, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software or remove such copyleft software.

Although we monitor our use of open source software to help avoid subjecting our technology to licensing conditions we do not intend, the law surrounding the use of open source software and open source licenses is in a state of evolution and the legal ramifications of such use remain uncertain in the U.S. and other countries. There is a risk that these open source licenses could be construed in a way that could impose unanticipated and undesirable conditions or restrictions on our ability to provide or distribute our technology. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software.

Moreover, while we have processes for controlling our use of open source software in our technology, there is no assurance that such processes will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our technology, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations.

We may face disruption and other difficulties in integrating and managing acquired operations or other initiatives we have recently acquired, may develop, or may acquire in the future.

We could face significant challenges in managing and integrating our expanded or combined operations and any other properties or operations we may develop or acquire, particularly in new competitive markets or business lines, including our ESPN BET sportsbook app. The integration and management of more significant operations that we develop or acquire, such as the ESPN BET sportsbook app, may temporarily divert attention from our day-to-day business. In addition, development and integration of new information technology systems that may be required is costly and time-consuming. The process of integrating operations that we may acquire also could interrupt the activities of those businesses, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the development of new operations may involve regulatory, legal, and competitive risks, and, as it relates to property acquisitions, construction, and local opposition risks, as well as the risks attendant to partnership deals on these development opportunities. In particular, local opposition can delay or increase the anticipated cost of a project, and, in projects where we team up with a joint venture partner or licensing partner, if we cannot reach agreement with such partners, or if our relationships otherwise deteriorate, we could face significant increased costs and delays. Finally, given the competitive nature of these types of limited license opportunities, litigation is possible.

We cannot assure that we will be able to manage the combined operations that we develop or acquire effectively or realize any of the anticipated benefits of our acquisitions or development projects. We also cannot assure that if acquisitions are completed, that the acquired businesses will generate returns consistent with our expectations.

Our ability to achieve our objectives in connection with any acquisition we may consummate may be highly dependent on, among other things, our ability to retain the senior level management teams of such acquisition candidates. If, for any reason, we are unable to retain these management teams following such acquisitions or if we fail to attract new capable executives, our operations after consummation of such acquisitions could be materially adversely affected.

The occurrence of some or all of the above-described events could have a material adverse effect on our business, financial condition, and results of operations.

We lease facilities that are located in areas that experience extreme weather conditions, which may increase in frequency and severity as a result of climate change.

We have been and may continue to be adversely impacted by increases in the frequency, duration, and severity of extreme weather events and changes in precipitation and temperature. Extreme weather conditions may interrupt our operations and reduce the number of customers who visit our facilities in the affected areas. Our properties in Colorado, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Massachusetts, Mississippi, Missouri, Ohio, and Pennsylvania are at risk of experiencing extreme weather conditions, including snowstorms, tornadoes, hurricanes or flooding. In the past, adverse weather conditions, potentially exacerbated by climate change, have interrupted our operations, damaged property, and reduced the number of customers who visit our facilities in an affected area. For example, we have experienced interrupted operations and property damage due to hurricanes in the areas around the Gulf of Mexico and due to certain snowstorms in the Midwest and Northeast.

If any of our properties are damaged or there is a prolonged disruption at any of our properties due to natural disasters or other extreme weather events, our business, financial condition, and results of operations could be materially adversely affected.

Although a majority of our repair, clean-up, and lost business expenses have been covered by insurance in the past, there is no assurance that, given the increasing burdens on insurance companies from extreme weather events, we will be able to continue to obtain adequate insurance against these types of losses, or that our insurers in the future will be in a position to satisfy our claims. In addition, the costs of insurance against these types of events have increased in recent years. For example, the Company's cost of insurance premiums on an annual basis was approximately $34.4 million in 2024 as compared to $29.6 million in 2023.

Additionally, our retail casino gaming, sports betting, and iCasino operations rely heavily on technology services and an uninterrupted supply of electrical power. Any unscheduled disruption in our technology services or interruption in the supply of electrical power as a result of extreme weather, or otherwise, could result in an immediate, and possibly substantial, loss of revenues.

We rely on third parties to provide services that are essential to the operation of our online sports betting and iCasino business, including geolocation, identity and age verification, payment processing, and sports data.

We rely on third parties to provide services that are essential to the operation of our online gaming business, including geolocation, identity and age verification, payment processing, and sports data systems. These services help ensure we comply with laws and regulations, process deposits and withdrawals made by our online users, and are provided information regarding schedules, results, performance, and outcomes of sporting events to determine when and how bets are settled. The software, systems and services provided by our third-party providers may contain errors or weaknesses, be compromised or experience outages, or otherwise not meet our expectations. A failure of such third-party systems to perform effectively, or any service interruption to those systems, could adversely affect our business and give rise to regulatory issues relating to the operation of our business. By way of example, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who are not permitted to access them or otherwise inadvertently denying access to individuals who are permitted to access them. Also, errors or failures by our payment processors and sports data providers could result in a failure to timely and accurately process payments to and from users or errors in settling bets. Any such errors or failures could result in violations of applicable regulatory requirements and adversely affect our reputation and our ability to attract and retain our online users. Furthermore, negative publicity related to any of our third-party partners could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

Additionally, we rely on third-party suppliers to provide gaming equipment, semiconductor chips and other supplies for our business. Supply chain delays or disruptions could impact our ability to obtain these supplies from our key suppliers on acceptable terms or at all. Any suspension or delay in our suppliers' ability to provide us adequate equipment or supplies, or in our ability to procure equipment or supplies from other sources in a timely manner or at all, could impair our ability to meet customer demand and therefore could have a material adverse effect on our business, prospects, financial condition or results of operations.

In addition, if any of our third-party service providers terminates its relationship with us, is unable to maintain necessary regulatory approvals, or refuses to renew its agreement with us on commercially reasonable terms, we would have to engage alternate service providers. We cannot be certain that we would be able to secure favorable terms from alternative service providers that are critical to the operation of our business or enter into alternative arrangements in a timely manner. Our business, financial condition, and results of operations could be adversely impacted by our inability to timely secure replacement services that are sufficient to support our online business on comparable terms.

Our growth and success depend, in part, on the success of our strategic relationships with third parties.

We rely on relationships with sports leagues and teams, professional athletes and athlete organizations, advertisers, casinos, and other third parties, including those affiliated with ESPN, in order to attract users to our properties and online offerings, including ESPN BET. These relationships, along with providers of online services, search engines, social media, directories and other websites and e-commerce businesses, direct consumers to our offerings. In addition, many of the parties with whom we have advertising arrangements provide advertising services to our competitors. While we believe there are other third parties that could drive users to our offerings, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing or future relationships fail to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could increase the cost to attract consumers and adversely impact our business, financial condition, and results of operations.

Additionally, under the sports betting and iCasino laws of certain jurisdictions, sports betting and iCasinos are limited to a finite number of retail operators, such as casinos, tribes or tracks, who own a "skin" or "skins" under that jurisdiction's law. A "skin" is a legally authorized license from a gaming regulatory authority to offer sports betting or iCasino services provided by such a retail operator. The "skin" provides a market access opportunity for mobile operators to operate in the jurisdiction pending licensure and other required approvals by the jurisdiction's gaming regulatory authority. In some of the jurisdictions in which we offer sports betting and iCasino, we currently rely on a casino, tribe, or track in order to get a "skin." If we cannot establish, renew, or manage these relationships, our market access rights could terminate, and we would not be allowed to operate in those jurisdictions until we enter into new ones, which could adversely affect our business, financial condition, and results of operations.

We are reliant on our partnership with ESPN, and our failure to maintain that relationship could negatively impact our business, reputation and strategic goals.

On August 8, 2023, we entered into the Sportsbook Agreement with ESPN, which provides for a long-term strategic relationship between PENN and the ESPN relating to online sports betting in the United States. Pursuant to the Sportsbook Agreement, PENN rebranded the existing Barstool Sportsbook across all online platforms in the United States as ESPN BET (the "Sportsbook") and oversees daily operations of the Sportsbook. The Sportsbook Agreement provides PENN with an exclusive license to use the ESPN BET trademark in the United States in connection with the Sportsbook. In addition, pursuant to the Sportsbook Agreement, ESPN provides certain marketing, content integration and promotional services. The Sportsbook Agreement generally will expire in 2033, unless the parties agree to an additional ten year extension; however, the Sportsbook Agreement may be terminated by ESPN prior to 2033 under certain circumstances, including if the Sportsbook's market access is not at least a specified percentage of the total market access by the online sportsbook operator with the most expansive market access. Any termination or loss of exclusivity of our exclusive license would have a material adverse effect on our business, financial condition, and results of operations.

The growth of our Interactive segment will depend on our ability to attract and retain users, which may require investments in our online offerings, technology, and strategic marketing initiatives.

Our ability to achieve revenue growth in the future in our Interactive segment (inclusive of ESPN BET, theScore BET sports betting and iCasino app, and Hollywood iCasino) will depend, in large part, upon our ability to attract new users to our offerings, retain existing users and reactivate inactive users in a cost-effective manner. Achieving growth in our community of users may require us to increasingly engage in sophisticated and costly sales and marketing and promotional efforts. There can be no assurance that we will realize the anticipated benefits of our investments in technology, products, service offerings and marketing initiatives. If new or existing competitors offer more attractive offerings or engage in marketing initiatives that are better received by customers, we may lose users or users may decrease their spending on our offerings.

We have used and expect to continue to use a variety of free and paid marketing channels, in combination with compelling offers and exciting games to achieve our objectives. For paid marketing, we may leverage a broad array of advertising channels, including television, radio, sports teams, social media influencers (brand ambassadors), social media platforms, such as Facebook, Instagram, Twitter and Snapchat, affiliates and paid and organic search, and other digital channels, such as mobile display. If the search engines on which we rely modify their algorithms, change their terms around online betting, if links to our apps or websites are not displayed prominently in online search results, if fewer users click through to the Apple App Store and Google Play Store or our websites, if our other digital marketing campaigns are not effective, or if the costs of attracting users using any of our current methods significantly increase, then our ability to efficiently attract new users could be reduced, our revenue could decline and our business, financial condition and results of operations could be harmed.

In addition, our ability to increase the number of users of our offerings will depend on continued user adoption of the ESPN BET, theScore BET apps, and online gaming in general. Growth in the online gaming industries and the level of demand for and market acceptance of our product offerings will be subject to a high degree of uncertainty. We cannot assure that consumer adoption of our product offerings will continue or exceed current growth rates, or that the industry will achieve more widespread acceptance.

Additionally, as technological or regulatory standards change and we modify our platforms to comply with those standards, we may need users to take certain actions to continue playing, such as performing age verification checks or accepting new terms and conditions. Users may stop using our product offerings at any time, including if the quality of the user experience on our platforms, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the customer experience generally offered by competitive offerings.

Participation in the sports betting industry exposes us to trading, liability management, and pricing risk.

Our fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted. Odds are determined with the objective of providing an average return to us over a large number of events. However, there can be significant variation in gross win percentage event-by-event and day-by-day. We have systems and controls that seek to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing our exposure, and consequently our exposure to this risk in the future. As a result, in the short term, there is less certainty of generating a positive gross win, and we may experience (and we have from time to time experienced) significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes. Odds compilers and risk managers are capable of human error, thus even allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. In addition, it is possible that there may be such a high volume of trading during any particular period that even automated systems would be unable to address and eradicate all risks. Any significant losses on a gross-win basis could have a material adverse effect on our business, financial condition, and results of operations. In addition, if a jurisdiction where we hold or wish to apply for a license imposes a high turnover tax for betting (as opposed to a gross-win tax), such action would adversely impact profitability, particularly with high value/low margin bets, and likewise have a material adverse effect on our business.

We follow the sports betting industry practice of restricting and managing betting limits at the individual customer level, with limits determined by customer profiles and acceptable enterprise risk; however, there is no guarantee that gaming regulatory authorities will continue to allow operators to follow such practices.

Similar to credit card companies managing risk by tailoring credit limits on a per-customer basis, it is customary for sports betting operators to institute unique betting limits for each customer based on various factors, including but not limited to, betting history, source of funds and wealth reviews, and operator risk tolerance for individual sports or sporting events. This practice is beneficial because it allows sports betting operators to manage risk without the need to place restrictive global betting limits on all customers. There is no guarantee that gaming regulatory authorities will continue to allow us to institute betting limits at the individual customer level, or at our sole discretion, which may in turn adversely impact our ability to manage sports betting risk.

We extend credit to a portion of our customers who wager at our retail properties, and we may not be able to collect gaming receivables from our credit customers.

We conduct our gaming activities on a credit and cash basis at many of our properties, in accordance with applicable laws and regulations. Any such credit we extend is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than customers who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a significant positive or negative impact on cash flow and earnings in a particular period. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our business, financial condition and results of operations if deemed uncollectible. Gaming debts evidenced by a credit instrument, including what is commonly referred to as a "marker," and judgments on gaming debts are enforceable under the current laws of the jurisdictions in which we allow play on a credit basis, and judgments on gaming debts in such jurisdictions are enforceable in all U.S. states under the Full Faith and Credit Clause of the U.S. Constitution; however, other jurisdictions may determine that enforcement of gaming debts is against public policy. Although courts of certain foreign nations will enforce gaming debts directly and the assets in the U.S. of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations.

The success, including win or hold rates, of existing or future retail, sports betting, and iCasino products depends on a variety of factors, including factors beyond our control.

The retail and online gaming industries are characterized by an element of chance. Accordingly, we employ theoretical win rates to estimate what a certain type of gaming device, table game, sports bet or iCasino game ("Gaming Offerings"), on average, will win or lose in the long run. Net win is impacted by variations in the hold percentage (the ratio of net win to total amount wagered), or actual outcome, in Gaming Offerings. We use the hold percentage as an indicator of the performance of the Gaming Offering against its expected outcome. Although each Gaming Offering generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period. In addition to the element of chance, win rates (hold percentages) may also (depending on the game involved) be affected by the spread of limits and factors that are beyond our control, such as a user's skill, experience, and behavior, the mix of games played, the financial resources of users, the volume of bets placed and the amount of time spent playing. As a result of the variability in these factors, the actual win rates on our Gaming Offerings may differ from the theoretical win rates we have estimated and could result in the user's winnings exceeding those anticipated. For example, in the past, certain VIP patrons have placed bets that resulted in large payouts and negatively impacted our results of operations. Similar events caused by the variability of win rates (hold rates) have the potential to negatively impact our business, financial condition, and results of operations.

Our success also depends in part on our ability to anticipate and satisfy user preferences in a timely manner. As we operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products will be subject to changing consumer preferences that cannot be predicted with certainty. We will need to continually introduce new offerings and identify future product offerings that complement our existing technology, respond to our users' needs and improve and enhance our existing technology to maintain or increase our user engagement and growth of our business. We may not be able to compete effectively unless our product selection keeps up with trends in the retail and digital sports entertainment, sports betting, and gaming industries in which we compete, or trends in new gaming products.

We face a number of challenges prior to opening new or upgraded gaming properties, launching iCasinos and sports betting in new jurisdictions, or launching new iCasino or sports betting offerings.

No assurance can be given that, when we endeavor to open new or upgraded retail gaming properties, expand sports betting or iCasinos in new jurisdictions, or launch new sports betting or iCasino offerings, the expected timetables for opening or expanding such properties or offerings will be met in light of the uncertainties inherent in the development of the regulatory framework, construction and/or development, the licensing process, legislative action and litigation. In addition, as we seek to launch sports betting or iCasino offerings in additional jurisdictions, we will need to hire additional qualified employees, such as software engineers, IT professionals, product managers and compliance personnel. Given the significant competition in this area, we may be unable to hire qualified candidates. Delays in opening new or upgraded properties or offerings, or expanding offerings in new jurisdictions, could lead to increased costs and delays in receiving anticipated revenues with respect to such properties or offerings and could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Risks Related to our Information Systems and Technology

If our third-party mobile application distribution platforms or service providers do not perform adequately or terminate their relationships with us, our costs may increase.

Our success depends in part on our relationships with other third-party service providers. We rely upon third-party distribution platforms, including the Apple App Store and Google Play store, for distribution of our entertainment, media, and mobile sports betting and iCasino applications. As such, the promotion, distribution, and operation of our mobile applications are subject to the respective distribution platforms' standard terms and policies, which are very broad and subject to frequent changes and interpretation. If Apple or Google choose to de-list any of our mobile applications, it could materially and adversely impact our business, financial condition, and results of operations.

Further, the success of our Interactive segment depends in part on our relationships with other third-party service providers for hosting, content delivery, load balancing and protection against distributed denial-of-service attacks. If those providers do not perform adequately or terminate their relationship with us, our users may experience issues or interruptions with their experiences. We also rely on other software and services supplied by third parties, such as communications and internal software, and our business may be adversely affected to the extent such software and services do not meet our expectations, contain errors or vulnerabilities, are compromised or experience outages. Further, any negative publicity related to any of our third-party partners could adversely affect our reputation and brand.

We incorporate technology from third parties throughout our business. We cannot be certain that our licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our offerings could be severely limited and our business could be harmed.

Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition, and results of operations.

If internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired.

As described in more detail below, a substantial portion of our technological and network infrastructure is provided by third parties, including internet service providers and other technology-based service providers. We require technology-based service providers to implement cyber-attack-resilient systems and processes. However, if internet service providers experience service interruptions, because of cyber-attacks, or due to an event causing an unusually high volume of internet use, communications over the internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our users to access our offerings in a timely fashion or at all. In addition, our ability to process transactions, both at our retail properties and online, depends on point-of-sale, payment processing, payment network and database systems. To prepare for system problems, we continuously seek to strengthen and enhance our current facilities and the capabilities of our system infrastructure and support. Nevertheless, there can be no assurance that these systems will continue to be able to meet the demand placed on us by our customers and the continued growth of the internet, the overall sports betting, and iCasino industry. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as hosting, network, software or hardware failure, or as a result of cyber-attacks, could cause a loss of our users' property or personal information, or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic. Any such failure could result in a loss of anticipated revenue, interruptions to our offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience, and cause users to lose confidence in our offerings, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third party cloud infrastructure services to deliver our offerings to users, and we have experienced, and expect in the future to experience, service interruptions, delays, and outages.

We currently host our online sports betting and iCasino offerings and support our operations using third-party providers of cloud infrastructure services. We do not, and will not, have control over the operations of the facilities or infrastructure of the third-party service providers that we use. Such third-party's facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Our technology's continuing and uninterrupted performance will be critical to our success and is dependent on the use of third-party cloud infrastructure services. We have experienced, and we expect that in the future we will experience, interruptions, delays, and outages in service and availability from these third-party service providers from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in these third parties' service levels may adversely affect our ability to meet the requirements of our users. Since our technology's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our offerings increases.

Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our technology, lead to a significant loss of revenue, increase our costs and impair our ability to attract new users, any of which could adversely affect our business, financial condition, and results of operations.

Our information technology and other systems are subject to cybersecurity risk, including misappropriation of employee information, customer information, or other breaches of information security.

We increasingly rely on information technology and other systems, including our own systems and those of service providers and third parties, to manage our business and employee data and maintain and transmit customers' personal and financial information, payment settlements, payment funds transmissions, mailing lists, and reservations information. Our collection of such data is subject to extensive regulation by private groups, such as the payment card industry, as well as governmental authorities, including gaming regulatory authorities. Privacy regulations continue to evolve, and we have taken, and will continue to take, steps to comply by implementing processes designed to safeguard the confidential and personal information of our business, employees, and customers. In addition, our security measures are reviewed and evaluated regularly. However, our information and processes and those of our service providers and other third parties, including our contractors and contractors of our service providers and vendors, are subject to the ever-changing threat of compromised security, in the form of a risk of potential breach, system failure, computer virus, or unauthorized or fraudulent use by customers, company employees, company contractors and other third parties including employees and contractors of third-party vendors. In recognition of these heightened risks, our Board of Directors and Audit Committee receive regular presentations and reports on material cybersecurity risks which might impact us. See Item 1C. Cybersecurity of this Annual Report on Form

10-K for additional detail regarding the programs, policies, and procedures we have in place to identify, prevent and detect any breaches, viruses, or other forms of unauthorized access. The steps we take to deter and mitigate the risks of attacks may not be successful, and any resulting compromise or loss of data or systems could adversely impact operations or regulatory compliance and could result in remedial expenses, fines, litigation, disclosures, and loss of reputation, potentially impacting our financial results. Further, as cyber-attacks continue to evolve, we may incur significant costs in our attempts to modify or enhance our protective measures or investigate or remediate any actual or perceived vulnerability. Increased instances of cyber-attacks may also have a negative reputational impact on us and our properties that may result in a loss of customer confidence and, as a result, may have a material adverse effect on our business, financial condition, and results of operations.

We have experienced attempts by unauthorized third parties to damage, exploit, disrupt or gain access to our networks, our products and services, consumer information, and our supporting infrastructure. While to date none of these incidents has had a material impact on us, we expect to continue to be targeted in the future. Any failure to prevent or mitigate security breaches or cyber risk could result in interruptions to the services we provide, degrade the user experience, and cause our users to lose confidence in our products and services. The unauthorized access, acquisition or disclosure of consumer information could compel us to comply with disparate breach notification laws and otherwise subject us to proceedings by governmental entities, including gaming regulatory authorities, or others, and substantial legal and financial liability. This could harm our business and reputation, disrupt our relationships with partners and diminish our competitive position.

Legal and Regulatory Risk Factors

From time to time we may become involved in legal proceedings, and no assurance can be provided as to the outcome of these matters.

From time to time we may become involved in legal proceedings, including as defendants in lawsuits relating to matters incidental to our business. The nature of our business subjects us to the risk of lawsuits filed by customers, past and present employees, competitors, business partners, and others in the ordinary course of business (particularly in the case of class actions). As with all litigation, no assurance can be provided as to the outcome of these matters and, in general, litigation can be expensive and time consuming. We may not be successful in these lawsuits, and, especially with increasing class action claims in our industry, litigation could result in costs, settlements, or damages that could adversely impact our business, financial condition, and results of operations.

We face extensive regulation from gaming regulatory authorities.

As owners and managers of retail casino gaming, iCasino, sports betting, video lottery, VGTs, and pari-mutuel wagering operations, we are subject to extensive state, provincial and local regulation. These gaming regulatory authorities have broad discretion, and may, for any reason set forth in the applicable legislation, rules and regulations, limit, condition, suspend, fail to renew or revoke a license or registration to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries or prevent another person from owning an equity interest in us. Gaming regulatory authorities have input into our operations, for instance, our hours of operation, the location or relocation of any of our properties, numbers and types of slot machines and table games, and the types of sports events or casino games we may offer as part of our sports betting and iCasino operations. Gaming regulatory authorities may not have extensive experience in the digital media industry, which may present unique challenges in regulating our business. Regulators may also levy substantial fines or penalties against us or our subsidiaries for violations of gaming laws or regulations, or against the people involved in violating such gaming laws or regulations, and/or seize our assets or the assets of our subsidiaries. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Regulations governing the conduct of gaming activities and the obligations of gaming companies in any jurisdiction in which we have or in the future may have gaming operations are subject to change and could impose additional operating, financial, competitive or other burdens on the way we conduct our business. In particular, certain areas of law governing new gaming activities, such as the federal, state, and provincial laws applicable to retail casino gaming, online casinos, and sports betting, are new or developing in light of emerging technologies. No assurance can be provided that government agencies will interpret or enforce new or developing areas of law consistently, predictably, or favorably. Moreover, legislation or regulation to prohibit, limit, or add burdens to increase taxes on our business may be introduced in the future in jurisdictions where gaming has been legalized. In addition, from time to time, legislators and special interest groups have proposed legislation that would expand, restrict, or prevent gaming operations or which may otherwise adversely impact our operations in the jurisdictions in which we operate. Any expansion of gaming or restriction on or prohibition of our gaming operations or enactment of other adverse regulatory changes could have a material adverse effect on our business, financial condition, and results of operations.

Certain public and private issuances of securities and other transactions that we are party to also require the approval of some gaming regulatory authorities. We have demonstrated suitability to obtain and have obtained all governmental licenses, registrations, permits, and approvals necessary for our existing gaming and pari-mutuel properties and sports betting and iCasino operations. There can be no assurance that we will be able to retain and renew those existing licenses or demonstrate suitability to obtain any new licenses, registrations, permits, or approvals. In addition, the loss of a license, registration, permit or approval in one jurisdiction could trigger the loss of a license, registration, permit or approval or affect our eligibility for a license, registration, permit or approval in another jurisdiction. As we expand our gaming operations in our existing jurisdictions or to new jurisdictions, we may have to meet additional suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming regulatory authorities in these jurisdictions. The approval process can be time-consuming and costly, and we cannot be sure that we will be successful. Furthermore, this risk is particularly pertinent to our sports betting and iCasino initiatives because regulations in this area are not as fully developed or established.

Gaming regulatory authorities generally can require that any record holder or beneficial owner of our securities file an application for a license or similar finding of suitability. If a gaming regulatory authority requires a record holder or beneficial owner of our securities to file a suitability application, the owner must generally apply for a finding of suitability within 30 days or at an earlier time prescribed by the gaming regulatory authority. The gaming regulatory authority also has the power to investigate such an owner's suitability and the owner must pay all costs of the investigation. If the owner is found unsuitable or fails to apply when required to do so, then the owner may be required by law to dispose of our securities.

Our directors, officers, key employees, joint venture partners, and vendors must also meet approval standards of certain gaming regulatory authorities. If gaming regulatory authorities were to find a person occupying any such position unsuitable, we may be required to sever our relationship with that person, joint venture partner or vendor. Gaming regulatory authorities may also conduct investigations into the conduct or associations of our directors, officers, key employees, joint venture partners or vendors to ensure compliance with applicable laws, regulations, and standards.

We are subject to certain federal, state, provincial and other regulations.

We are subject to certain federal, state, provincial, and local laws, regulations and ordinances that apply to businesses generally. The Bank Secrecy Act, enforced by the Financial Crimes Enforcement Network ("FinCEN") of the U.S. Treasury Department, requires us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the guest by name and social security number, to the IRS. This regulation also requires us to report certain suspicious activity, including any transaction that exceeds $5,000 that we know, suspect or have reason to believe involves funds from illegal activity or is designed to evade federal regulations or reporting requirements and to verify sources of funds, in response to which we have implemented Know Your Customer processes. Periodic audits by the IRS and our internal audit department assess compliance with the Bank Secrecy Act, and substantial penalties can be imposed against us if we fail to comply with this regulation. In recent years the U.S. Treasury Department has increased its focus on Bank Secrecy Act compliance throughout the gaming industry, and public comments by FinCEN suggest that casinos should obtain information on each customer's sources of income. This could impact our ability to attract and retain casino guests. Further, since we deal with significant amounts of cash in our operations, we are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, by any of our properties, online gaming operations, employees, partners, affiliates, or customers could have a material adverse effect on our business, financial condition, and results of operations.

The riverboats on which we operate must also comply with certain federal and state laws and regulations with respect to boat design, on-board facilities, equipment, personnel, and safety. In addition, we are required to have third parties periodically inspect and certify all of our casino barges for stability and single compartment flooding integrity. The casino barges on which we operate also must meet local fire safety standards. We would incur additional costs if any of the gaming facilities on which we operate were not in compliance with one or more of these regulations.

We are also subject to a variety of other federal, state, and local laws and regulations, including those relating to zoning, construction, land use, employment, marketing, and advertising and the production, sale, and service of alcoholic beverages. If we are not in compliance with these laws and regulations or we are subject to a substantial penalty, or if there are significant changes to applicable laws and regulations, including as a result of executive orders, it could have a material adverse effect on our business, financial condition, and results of operations.

State and local smoking restrictions have and may continue to negatively affect our business.

Legislation in various forms to ban or substantially curtail indoor tobacco smoking in public places has been enacted or introduced in many states and local jurisdictions, including several of the jurisdictions in which we operate. We believe the smoking restrictions have significantly impacted business volumes. If additional smoking restrictions are enacted within jurisdictions where we operate or seek to do business, our business, financial condition, and results of operations could be adversely affected.

Changes to consumer privacy laws could adversely affect our ability to market our products effectively and may require us to change our business practices or expend significant amounts on compliance with such laws.

We rely on a variety of direct marketing techniques, including email marketing, online advertising, and postal mailings in our business. Any further restrictions in laws such as the CAN-SPAM Act, the Telephone Consumer Protection Act, the Do-Not-Call-Implementation Act, applicable Federal Communications Commission telemarketing rules (including the declaratory ruling affirming the blocking of unwanted robocalls), the FTC Privacy Rule, Safeguards Rule, Consumer Report Information Disposal Rule, Telemarketing Sales Rule, Canada's Anti-Spam Law and various U.S. state and Canadian provincial laws, or new federal, state or provincial laws on marketing and solicitation or international privacy, e-privacy, and anti-spam laws that govern these activities could adversely affect the continuing effectiveness of email, online advertising, and postal mailing techniques and could force further changes in our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our sales of certain products.

Further, certain of our products and services depend on the ability to use non-public personal, financial transaction, and or other information relating to patrons, which we may collect and or obtain from travel service providers or other companies with whom we have substantial relationships. To the extent that we collect, control, or process such information, federal, state, provincial and foreign privacy laws and regulations, including without limitation the California Consumer Privacy Act (including the amended California Privacy Rights Act), the EU's General Data Protection Regulation, Ontario, Canada's Freedom of Information and Protection of Privacy Act, and Canada's Personal Information Protection and Electronic Documents Act, require us to make disclosures regarding our privacy and information sharing practices, safeguard and protect the privacy of such information, and, in some cases, provide patrons the opportunity to "opt out" of the use of their information for certain purposes, any of which could limit our ability to leverage existing and future databases of information which could have a material adverse effect on our business, financial condition, and results of operations.

We must comply with federal, state, provincial, and foreign requirements regarding notice and consent to obtain, use, share, transmit and store such information, including providing the opportunity and mechanisms to "opt out" from certain uses in some jurisdictions. Furthermore, we may face conflicting obligations arising from the potential concurrent application of laws of multiple jurisdictions. In the event that we are not able to reconcile such obligations, we may be required to change business practices or face liability or sanction.

To the extent that we fail to comply with applicable consumer protection and data privacy laws, we may become subject to actions by regulatory authorities and/or individuals (including private right of action in some jurisdictions), which may result in the payment of fines or the imposition of other monetary or non-monetary penalties.

We are subject to environmental laws and potential exposure to environmental liabilities.

We are subject to various federal, state, and local environmental laws and regulations that govern our operations, including emissions and discharges into the environment, and the handling and disposal of hazardous and non-hazardous substances and wastes. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities or restrictions. From time to time, we have incurred and are incurring costs and obligations for correcting environmental noncompliance matters. The extent of such potential conditions cannot be determined definitively. To date, none of these matters have had a material adverse effect on our business, financial condition, and results of operations; however, there can be no assurance that such matters will not have such an effect in the future.

We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of other hazardous substances into the environment. Under certain of these laws and regulations, a current or previous owner or operator of the property may be liable for the costs of remediating contaminated soil or groundwater on or from its property, without regard to whether the owner or operator knew of, or caused, the contamination, as well as incur liability to third parties impacted by such contamination. The presence of contamination, or failure to remediate it properly, may adversely affect our ability to use, sell or rent property. Due to the contractual arrangements under the Triple Net Leases, we will generally be responsible for both past and future environmental liabilities associated with our gaming operations, despite the transfer of the ownership of the underlying real property. Furthermore, we are aware that there is or may have been soil or groundwater or other contamination at certain of our properties resulting from current or former operations. These environmental conditions may require remediation in isolated areas. The extent of such potential conditions cannot be determined definitely, and may result in additional expense in the event that additional or currently unknown conditions are detected.

We may experience material increases to our taxes or the adoption of new taxes or the authorization of new or increased forms of gaming.

We believe that the prospect of generating incremental revenue is one of the primary reasons that jurisdictions permit or expand legalized gaming. As a result, gaming companies are typically subject to revenue-based taxes and fees in addition to normal federal, state, provincial and local income taxes, and such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our operations, and changes to taxes and fees in our existing jurisdictions could have a material impact on our profitability. From time-to-time, federal, state, provincial, and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Worsening economic conditions could intensify the efforts of state, provincial, and local governments to raise revenues through increases in gaming taxes, property taxes and/or by authorizing additional gaming properties each subject to payment of a new license fee. It is not possible to determine with certainty the likelihood of changes in such laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on our business, financial condition, and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity represents a critical component of the Company's overall approach to risk management. The Company's cybersecurity policies, standards, and practices are integrated into the Company's enterprise risk management ("ERM") approach, and cybersecurity risks are among the core enterprise risks that are subject to oversight by the Company's Board of Directors (the "Board"). The Company's cybersecurity policies, standards, and practices are intended to align with recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization, and other applicable industry standards. The Company generally approaches cybersecurity threats through a cross-functional, multilayered approach, with the specific goals of: (i) identifying, preventing, and mitigating cybersecurity threats to the Company; (ii) preserving the confidentiality, security, and availability of the information that we collect and store to use in our business; (iii) protecting the Company's intellectual property; (iv) maintaining the confidence of our customers, clients, and business partners; and (v) providing appropriate public disclosure of cybersecurity risks, and incidents when required.

Risk Management and Strategy

Consistent with overall ERM policies and practices, the Company's cybersecurity program focuses on the following areas:

- **Vigilance:** The Company maintains a global presence, with cybersecurity threat operations functioning 24/7 with the specific goal of identifying, preventing, and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established incident response and recovery plans.

- **Systems Safeguards:** The Company deploys systems safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through regular vulnerability assessments and cybersecurity threat intelligence.

- **Collaboration:** The Company utilizes collaboration mechanisms established with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity risks.

- **Third-Party Risk Management:** The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- **Training:** The Company provides training for personnel regarding cybersecurity threats, which is designed to reinforce the Company's information security policies, standards, and practices. This training includes certain periodic and mandatory training for Company personnel regarding cybersecurity threats as well as the handling and processing of payment cards. All periodic and mandatory training is scaled to reflect the roles, responsibilities and information systems access of applicable personnel.

- **Incident Response and Recovery Planning:** The Company has established and maintains comprehensive incident response and recovery plans that address the Company's response to a cybersecurity incident and the recovery from a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

- **Communication, Coordination and Disclosure:** The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company's technology, operations, legal, accounting, risk management, internal audit, and other key business functions, as well as the members of the Board and the Audit Committee of the Board in a dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds designed to help ensure that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.
- **Governance:** The Board's oversight of cybersecurity risk management is supported by the Audit Committee, which regularly interacts with the Company's ERM function, the Company's Chief Information Officer, other members of management, and relevant management committees and councils, including the Company's Cyber Security Committee.

A key part of the Company's strategy for managing risks from cybersecurity threats is the assessment and testing of the Company's processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures. The Company engages third parties to perform assessments of our cybersecurity measures, including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits, and reviews are reported to the Company's Cyber Security Committee, and when appropriate, the Audit Committee and the Board. The Company adjusts its cybersecurity policies, standards, processes, and practices as necessary based on the information provided by the assessments, audits, and reviews.

Governance

The Company's Cyber Security Committee, in coordination with the Board and Audit Committee, oversees the management of risks from cybersecurity threats, including the policies, standards, processes, and practices that the Company's Chief Information Officer and its Chief Information Security Officer, in coordination with the Company's Cyber Security Committee, develop and implement to address risks from cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security considerations arising with respect to the Company's peers and third parties. The Board and the Audit Committee are also informed of identified cybersecurity incidents that meet established reporting thresholds, as well as ongoing updates regarding each such incident until it has been addressed. The Board discusses the Company's approach to cybersecurity risk management with the Company's Chief Information Officer, and, as necessary, the Company's Chief Information Officer meets with the Audit Committee to discuss cybersecurity risk management.

The Company's Chief Information Officer and its Chief Information Security Officer are members of the Company's management that are principally responsible for overseeing the Company's cybersecurity risk management program, in partnership with other business leaders across the Company. The Company's Chief Information Officer serves as Chair of the Company's Cyber Security Committee and works in coordination with the other members of the Cyber Security Committee, which includes our Chief Technology Officer; Chief Information Security Officer; EVP, Operations; EVP, Chief Financial Officer; Chief Compliance Officer; Chief Accounting Officer; Chief Legal Officer; Deputy Chief Compliance Officer; SVP, Public Affairs; VP, Risk Management; VP, Internal Audit; and VP, Legal – Intellectual Property and Privacy, who also serves as the Company's Privacy Compliance Officer and Data Protection Officer.

The Company's Chief Information Officer has served in various roles in information technology and information security for over 27 years, including serving in technology leadership roles such as Chief Information Officer, Senior Director of Commercial Technologies, Senior Director of Corporate Systems, Senior Director of Business Intelligence and Analytics, and Quality Assurance leadership roles for large public companies. The Company's Chief Information Officer was also a Client Director for the Department of Army/Department of Defense for a large public research and advisory services firm and holds a B.A. in Economics from Miami University and an MBA in Information Technology from The University of Maryland.

The Company's Chief Information Security Officer has served in various roles in information technology and information security for over 25 years, including serving as Vice President of Information Security and Product Security Officer for large public companies. In addition, the Company's Chief Information Security Officer has previously held roles including Security Risk Assessor, Security Policy Development, and Security Architect. The Company's Chief Information Security Officer has also contributed to the development and review of various security-related publications including the National Institute of Standards and Technology, the International Organization for Standardization, and the Cloud Security Alliance, has served in numerous roles on various cybersecurity-related advisory boards, and holds a B.S. in Electrical Engineering from Fairleigh Dickinson University.

The Company's Chief Information Officer and Chief Information Security Officer, in coordination with the Company's Cyber Security Committee, work collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and designed to allow the Company to promptly respond to any cybersecurity incidents in accordance with the Company's Security Incident Response Plan. To facilitate the success of this program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company's incident response and recovery plans. Through the ongoing communications from these teams, the Chief Information Officer, the Chief Information Security Officer, and the Company's Cyber Security Committee monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents in real time, and report such incidents to the Audit Committee when appropriate.

To date, we do not believe cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition; however, we could experience a cybersecurity incident that materially affects us in the future. See Item 1A. Risk Factors, "Risks Related to our Information Systems and Technology" for additional discussion of cybersecurity risks to our business.

ITEM 2. PROPERTIES

As detailed in Item 1. Business, "Operating Properties," the majority of our facilities are subject to leases of the underlying real estate assets, which, among other things, includes the land underlying the facility and the buildings used in the operations of the casino and the hotel, if applicable. The following describes the principal real estate associated with our properties by reportable segment (all area metrics are approximate):

	Location	Description of Owned Real Property	Acreage of Land	Description of Leased Real Property	Acreage of Land
Northeast segment					
Ameristar East Chicago	East Chicago, IN	—	—	Land, buildings, boat	22
Hollywood Casino Bangor	Bangor, ME	—	—	Land, racetrack, buildings	44
Hollywood Casino at Charles Town Races	Charles Town, WV	—	—	Land, racetrack, buildings	299
Hollywood Casino Columbus	Columbus, OH	—	—	Land, buildings	116
Hollywood Casino at Greektown	Detroit, MI	—	—	Land, buildings	8
Hollywood Casino Lawrenceburg	Lawrenceburg, IN	Land, buildings	3	Land, buildings, boat	105
Hollywood Casino Morgantown	Morgantown, PA	Building	—	Land	36
Hollywood Casino at PENN National Race Course	Grantville, PA	—	—	Land [(1)], racetrack, buildings	574
Hollywood Casino Perryville	Perryville, MD	—	—	Land, buildings	36
Hollywood Casino at The Meadows	Washington, PA	—	—	Land, racetrack, buildings	156
Hollywood Casino Toledo	Toledo, OH	—	—	Land, buildings	42
Hollywood Casino York	York, PA	—	—	Building	—
Hollywood Gaming at Dayton Raceway	Dayton, OH	—	—	Land, racetrack, buildings	120
Hollywood Gaming at Mahoning Valley Race Course	Youngstown, OH	—	—	Land, racetrack, buildings	193
Plainridge Park Casino	Plainville, MA	—	—	Land, racetrack, buildings	88
South segment					
1st Jackpot Casino	Tunica, MS	—	—	Land [(2)], buildings, boat	136
Ameristar Vicksburg	Vicksburg, MS	—	—	Land, buildings, boat	74
Boomtown Biloxi	Biloxi, MS	—	—	Land [(3)], buildings, boat	26
Boomtown Bossier City	Bossier City, LA	—	—	Land, buildings, boat	22
Boomtown New Orleans	New Orleans, LA	—	—	Land, buildings, boat	54
Hollywood Casino Gulf Coast	Bay St. Louis, MS	—	—	Land, buildings	579
Hollywood Casino Tunica	Tunica, MS	—	—	Land, buildings, boat	70
L'Auberge Baton Rouge	Baton Rouge, LA	Undeveloped land	311	Land, buildings, barge	99
L'Auberge Lake Charles	Lake Charles, LA	Undeveloped land	54	Land, buildings, barge	235
Margaritaville Resort Casino	Bossier City, LA	—	—	Land, buildings, barge	33
West segment					
Ameristar Black Hawk	Black Hawk, CO	—	—	Land, buildings	104
Cactus Petes and Horseshu	Jackpot, NV	—	—	Land, buildings	80
M Resort Spa Casino	Henderson, NV	—	—	Land, buildings	84
Zia Park Casino	Hobbs, NM	—	—	Land, racetrack, buildings	317
Midwest segment					
Ameristar Council Bluffs	Council Bluffs, IA	—	—	Land, buildings, boat	59
Argosy Casino Alton	Alton, IL	Boat	—	Land, buildings	4
Argosy Casino Riverside	Riverside, MO	—	—	Land [(4)], buildings, barge	45
Hollywood Casino Aurora	Aurora, IL	—	—	Land, buildings, barge	2
Hollywood Casino Joliet	Joliet, IL	—	—	Land, buildings, barge	276
Hollywood Casino at Kansas Speedway	Kansas City, KS	Land, buildings	101	—	—
Hollywood Casino St. Louis	Maryland Heights, MO	—	—	Land, buildings, barge	221
River City Casino	St. Louis, MO	—	—	Land [(5)], buildings, barge	83
Other					
Freehold Raceway [(6)]	Freehold, NJ	Land, racetrack, buildings	51	—	—
	Cherry Hill, NJ	Undeveloped land	10	—	—
Retama Park Racetrack [(7)]	Selma, TX	Undeveloped land	—	—	—
Sam Houston Race Park	Houston, TX	Land, racetrack, buildings	168	—	—
Sanford-Orlando Kennel Club [(8)]	Longwood, FL	Land, building	2	—	—
Valley Race Park	Harlingen, TX	Land, racetrack, buildings	71	—	—
			771		4,442

31

(1) Of which, 393 acres is undeveloped land surrounding Hollywood Casino at PENN National Race Course.

(2) Of which, 53 acres is wetlands.

(3) Of which, 3 acres is subject to the PENN Master Lease.

(4) Of which, 38 acres is subject to the PENN Master Lease.

(5) Of which, 24 acres is land surrounding River City Casino reserved for community and recreational facilities.

(6) Operations at Freehold Raceway ceased on December 28, 2024.

(7) The land, racetrack, and buildings used in the operations of Retama Park Racetrack are owned by the City of Selma, Texas.

(8) Simulcast racing operations.

We lease office and warehouse space in various locations outside of our operating properties, including 6,575 square feet of office space in Las Vegas, Nevada; 41,016 square feet of executive office and warehouse space in Wyomissing, Pennsylvania; 81,929 square feet of office space in Toronto, Ontario; 32,212 square feet of office space in Cherry Hill, New Jersey; 29,609 square feet of office space in Philadelphia, Pennsylvania; 22,049 square feet of office space in Hoboken, New Jersey; 3,150 square feet of office space in Greenfield, Massachusetts; 4,016 square feet of office space in Gibraltar; and 10,000 square feet of warehouse space in Aurora, Illinois.

Our interests in the owned real property listed above (with the exception of the land, buildings, and racetracks, used in the operations of Hollywood Casino at Kansas Speedway, Retama Park Racetrack, and Hollywood Casino Morgantown, as well as the interests in the leased real property listed above) collateralize our obligations under our Amended Credit Facilities (as defined in the "Liquidity and Capital Resources" section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" below).

ITEM 3.   LEGAL PROCEEDINGS

The Company is subject to various legal and administrative proceedings from time to time relating to personal injuries, employment matters, commercial transactions, development agreements and other matters arising in the ordinary course of business. Although the Company maintains what it believes to be adequate insurance coverage to mitigate the risk of loss pertaining to covered matters, legal and administrative proceedings can be costly, time-consuming and unpredictable. The Company currently does not believe that the final outcome of these matters will have a material adverse effect on its results of operations, financial position or cash flows. For a discussion of risks related to legal proceedings and contingencies, refer to "Item 1A. Risk Factors."

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.


PART II


ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Ticker Symbol and Holders of Record

Our common stock is quoted on the NASDAQ Global Select Market under the symbol "PENN." As of February 24, 2025, there were 1,469 holders of record of our common stock.

Dividends

Since our initial public offering of common stock in May 1994, we have not paid any cash dividends on our common stock. We intend to retain all of our earnings to finance the development of our business, and thus, do not anticipate paying cash dividends on our common stock for the foreseeable future. Payment of any cash dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operations and capital requirements, our general financial condition and general business conditions. In addition, our Amended Credit Facilities and senior unsecured notes limit, among other things, our ability to pay dividends. Future financing arrangements may also prohibit the payment of dividends under certain conditions.

Sales of Unregistered Equity Securities

We have not sold any equity securities during the year ended December 31, 2024 that were not previously disclosed in a quarterly report on Form 10-Q or a current report on Form 8-K that was filed during the year.

Purchases of Equity Securities

On February 1, 2022, our Board of Directors authorized the repurchase of up to $750.0 million of our common stock from time to time on the open market or in privately negotiated transactions (the "February 2022 Authorization"). The repurchase authorization expires on January 31, 2025. On December 6, 2022, our Board of Directors authorized an additional $750.0 million program for such repurchases, which expires on December 31, 2025 (the "December 2022 Authorization"). The Company utilized the capacity under the February 2022 Authorization prior to effecting any repurchases under the December 2022 Authorization. Stock repurchases, if any, will be funded using our available liquidity. The timing and amount of stock repurchases, if any, will depend on a variety of factors, including but not limited to, market conditions and corporate and regulatory considerations.

We did not repurchase any shares of our common stock during the fourth quarter of the year ended December 31, 2024. As of December 31, 2024, the remaining availability under our December 2022 Authorization was $749.5 million.

Stock Performance Graph

The following graph compares the cumulative total shareholder return for the Company's Common Stock since December 31, 2019 to the total returns of the S&P 500 Index and the Russell 3000 Casino and Gambling Index. The comparative returns shown in the graph assumes the investment of $100 in the Company's Common Stock, the S&P 500 Index, and the Russell 3000 Casino and Gambling Index on December 31, 2019.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among PENN Entertainment, Inc, S&P 500,
and the Russell 3000 Casino and Gambling Index

Index		Period Ending December 31,					
		2019	2020	2021	2022	2023	2024
PENN Entertainment, Inc.	$	100.00	$ 337.91	$ 202.86	$ 116.20	$ 101.80	$ 77.54
S&P 500	$	100.00	$ 118.40	$ 152.39	$ 124.79	$ 157.59	$ 197.02
Russell 3000 Casino and Gambling Index	$	100.00	$ 115.20	$ 113.53	$ 84.96	$ 106.92	$ 102.89

A. Cumulative total return assumes reinvestment of all dividends paid during the measurement period.
B. The Company has not paid any cash dividends on its Common Stock during this period.
C. The index is reweighted daily using the market capitalization on the previous trading day.
D. If the last day of the applicable year is not a trading day, the preceding trading day is used.
E. Historical returns are not indicative of future returns.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with, and is qualified in its entirety by, our Consolidated Financial Statements and the notes thereto, included in this Annual Report on Form 10-K, and other filings with the Securities and Exchange Commission. This management's discussion and analysis of financial condition and results of operations includes discussion as of and for the year ended December 31, 2024 compared to December 31, 2023. Discussion of our financial condition and results of operations as of and for the year ended December 31, 2023 compared to December 31, 2022 can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 22, 2024.

EXECUTIVE OVERVIEW

Our Business

PENN Entertainment, Inc., together with its subsidiaries ("PENN," or the "Company"), is North America's leading provider of integrated entertainment, sports content, and casino gaming experiences. As of the issuance date of this report, PENN operated in 28 jurisdictions throughout North America, with a broadly diversified portfolio of casinos, racetracks, and online sports betting, and iCasino offerings under well-recognized brands including Hollywood Casino®, L'Auberge®, ESPN BET™, and theScore BET Sportsbook and Casino®. PENN's ability to leverage its partnership with ESPN, Inc. and ESPN Enterprises, Inc. (together, "ESPN"), the "worldwide leader in sports," and its ownership of theScore™, the top digital sports media brand in Canada, is central to the Company's highly differentiated strategy to expand its footprint and efficiently grow its customer ecosystem. PENN's focus on organic cross-sell opportunities is reinforced by its market-leading retail casinos, sports media assets, and technology, including a proprietary state-of-the-art, fully integrated digital sports and iCasino betting platform and an in-house iCasino content studio (PENN Game Studios). The Company's portfolio is further bolstered by its industry-leading PENN Play™ customer loyalty program, offering its approximately 32 million members a unique set of rewards and experiences.

The majority of the real estate assets (i.e., land and buildings) used in our operations are subject to triple net master leases; the most significant of which are with Gaming and Leisure Properties, Inc. (Nasdaq: GLPI) ("GLPI"), a real estate investment trust ("REIT"), and include the AR PENN Master Lease, 2023 Master Lease, PENN Master Lease (prior to January 1, 2023), and Pinnacle Master Lease (as such terms are defined in Note 11, "Leases" in the notes to our Consolidated Financial Statements and collectively referred to as the "Master Leases").

Recent Acquisitions, Dispositions, Development Projects, and Other

On February 17, 2023, we acquired the remaining 64% of the outstanding shares of Barstool Sports, Inc. ("Barstool") common stock not already owned by us for a consideration of approximately $405.5 million, which is inclusive of cash and common stock issuance, repayment of Barstool indebtedness of $23.8 million, transaction expenses, and other purchase price adjustments in accordance with GAAP (the "Barstool Acquisition"). Prior to the acquisition, we held a 36% ownership interest, which was accounted for under the equity method.

On August 8, 2023, PENN entered into a Sportsbook Agreement (the "Sportsbook Agreement") with ESPN, which provides for a long-term strategic relationship between PENN and ESPN relating to online sports betting in the United States. Pursuant to the Sportsbook Agreement, PENN rebranded its existing Barstool Sportsbook across all online platforms in the United States as ESPN BET (the "Sportsbook") and oversees daily operations of the Sportsbook. In addition to the Sportsbook Agreement, on August 8, 2023, PENN and ESPN, Inc. entered into an Investment Agreement (the "Investment Agreement") providing for the issuance to ESPN, Inc. of certain warrants to purchase shares of PENN common stock, and setting forth certain other governance rights of ESPN, Inc. See Note 12, "Commitments and Contingencies" in the notes to our Consolidated Financial Statements for additional information.

On August 8, 2023, we entered into a stock purchase agreement with David Portnoy (the "Barstool SPA") and we sold 100% of the outstanding shares of Barstool common stock. As a result of the Barstool SPA, we recognized a pre-tax loss on disposal of $923.2 million (inclusive of $714.8 million in goodwill and intangible assets write offs and a $70.0 million indemnification liability) incurred in the third quarter of 2023. See Note 5, "Acquisitions and Dispositions" and Note 18, "Fair Value Measurements" in the notes to our Consolidated Financial Statements. For information on the tax-related impacts from the Barstool transaction, see Note 13, "Income Taxes" in the notes to our Consolidated Financial Statements.

On February 21, 2023, as described in <u>Note 11, "Leases"</u> in the notes to our Consolidated Financial Statements, the Company and GLPI entered into an agreement to amend and restate the triple net master lease dated November 1, 2013 (the "AR PENN Master Lease"), effective January 1, 2023, to (i) remove the land and buildings for Hollywood Casino Aurora ("Aurora"), Hollywood Casino Joliet ("Joliet"), Hollywood Casino Columbus ("Columbus"), Hollywood Casino Toledo ("Toledo"), and the M Resort Spa Casino ("M Resort"), and (ii) make associated adjustments to the rent after which the initial rent in the AR PENN Master Lease was reset to $284.1 million, consisting of $208.2 million of building base rent, $43.0 million of land base rent and $32.9 million of percentage rent (as such terms are defined in the AR PENN Master Lease). The AR PENN Master Lease remains subject to annual rent escalators and a percentage rent reset every five years.

Concurrent with the execution of the AR PENN Master Lease, the Company and GLPI entered into a new master lease (the "2023 Master Lease"), effective January 1, 2023, specific to the properties associated with Aurora, Joliet, Columbus, Toledo, M Resort, Hollywood Casino at The Meadows ("Meadows") and Hollywood Casino Perryville ("Perryville") and a master development agreement (the "Master Development Agreement"). The 2023 Master Lease terminated the individual triple net leases associated with Meadows and Perryville. The 2023 Master Lease incurs a 1.5% fixed escalator on November 1 of each year, and is also subject to a one-time increase of $1.4 million effective November 1, 2027. The 2023 Master Lease and AR PENN Master Lease are cross-defaulted, cross-collateralized, and coterminous, and subject to a parent guarantee.

The 2023 Master Lease includes a base rent (the "2023 Master Lease Base Rent") equal to $232.2 million and the Master Development Agreement contains additional rent (together with the 2023 Master Lease Base Rent, the "2023 Master Lease Rent") equal to (i) 7.75% of any project funding received by PENN from GLPI for an anticipated relocation of PENN's riverboat casino and related developments with respect to Aurora (the "Aurora Project") and (ii) a percentage, based on the then-current GLPI stock price, of any project funding received by PENN from GLPI for certain anticipated development projects with respect to Joliet, Columbus, and M Resort (the "Other Development Projects" and together with the Aurora Project, the "PENN Development Projects"). The Master Development Agreement provides that GLPI will fund up to $225 million for the Aurora Project and, upon our request, up to $350 million in the aggregate for the Other Development Projects, in accordance with certain terms and conditions set forth in the Master Development Agreement. These funding obligations of GLPI expire on January 1, 2026. We expect our new Joliet facility to open in the fourth quarter of 2025, and the new hotel tower at the M Resort, the new Aurora facility, and the Columbus hotel tower to open in the first half of 2026.

We believe that our portfolio of assets provides us with the benefit of geographically-diversified cash flow from operations. We expect to continue to expand our gaming operations through the implementation and execution of a disciplined capital expenditure program at our existing properties, the pursuit of strategic acquisitions and investments, and the development of new gaming properties. In addition, the acquisition of theScore and our Sportsbook Agreement with ESPN reflects our strategy to continue evolving from the nation's largest regional gaming operator to a best-in-class omni-channel provider of retail gaming, iCasino, and sports betting entertainment.

Operating and Competitive Environment

Most of our properties operate in mature, competitive markets. We expect the majority of our future growth to come from our online sports betting and iCasino businesses; improvements, expansions, or relocations of our existing properties; entrance into new jurisdictions; expansions of gaming in existing jurisdictions; strategic investments and acquisitions; and cross-sell opportunities between our retail gaming, online sports betting, and iCasino businesses. Our portfolio is comprised largely of well-maintained regional gaming facilities, which has allowed us to develop what we believe to be a solid base for future growth opportunities.

We continuously adjust operations, offerings, and cost structures to reflect changing economic conditions, as well as consumer demand and behaviors. We also continue to focus on revenue and cost synergies from recent acquisitions, technology enhancements, and providing customers with additional gaming and entertainment experiences through our differentiated omni-channel strategy. We seek to grow our customer database and PENN Play loyalty program through our online sports betting and iCasino businesses, the development of new properties, the expansion of existing properties and other business lines, and through partnerships with third-party partners, such as The Kroger Company, Ticketmaster Entertainment, LLC, Norwegian Cruise Line Holdings Ltd., Live Nation Entertainment, Inc., and Choice Hotels International, Inc. In addition, our strategic acquisitions (e.g. theScore) and strategic relationships (e.g. our Sportsbook Agreement with ESPN), are expected to allow us to acquire new customers, expand our player database, and provide additional revenue streams, all in furtherance of our omnichannel strategy.

The gaming, media, and entertainment industries are characterized by an increasingly high degree of competition among a large number of participants. We compete with a variety of gaming operations, including casinos and hotel casinos of varying quality and size and other gaming options such as state and province-sponsored internet lotteries, sweepstakes, charitable gaming, video gaming terminals at bars, restaurants, taverns and truck stops, illegal slot machines and skill games, fantasy sports and third-party internet or mobile-based gaming platforms, including both legal and illegal iCasino and sports betting operations. See the "Segment comparison of the years ended December 31, 2024 and 2023" section below for discussions on our results of operations by reportable segment.

Key Performance Indicators

In our business, revenue is driven by discretionary consumer spending. We have no certain mechanism for determining why consumers choose to spend more or less money at our properties or on our online offerings from period-to-period; therefore, we are unable to quantify a dollar amount for each factor that impacts our customers' spending behaviors. However, based on our experience, we can generally offer some insight into the factors that we believe are likely to account for such changes and which factors may have a greater impact than others. For example, decreases in discretionary consumer spending have historically been brought about by actual or perceived weakened general economic conditions, such as recessions, inflation, rising interest rate environments, tight credit conditions, high unemployment levels, higher income taxes, low levels of consumer confidence, weakness in the housing market, high fuel or other transportation costs, low consumer confidence, global hostilities, political or social unrest, and the effects of pandemics. In addition, visitation and the volume of play have historically been negatively impacted by significant construction surrounding our properties, adverse regional weather conditions, and natural disasters. In all instances, such insights are based solely on our judgment and professional experience, and no assurance can be given as to the accuracy of our judgments.

The majority of our revenues is gaming revenue, which is highly dependent upon the volume and spending levels of customers at our properties. Our gaming revenue is derived primarily from slot machines (which represented approximately 86%, 85%, and 84% of our gaming revenue in 2024, 2023, and 2022, respectively) and, to a lesser extent, table games, online sports betting, and iCasino. Aside from gaming revenue, our revenues are primarily derived from our hotel, dining, retail, commissions, program sales, admissions, concessions, and certain other ancillary activities, and our racing operations.

Key performance indicators related to gaming revenue are slot handle and table game drop, which are volume indicators, and "win" or "hold" percentage. Our typical property slot win percentage is in the range of approximately 5% to 11% of slot handle, and our typical table game hold percentage is in the range of approximately 12% to 29% of table game drop.

Slot handle is the gross amount wagered during a given period. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots. Given the stability in our slot hold percentages on a historical basis, we have not experienced significant impacts to net income from changes in these percentages. For table games, customers usually purchase chips at the tables. The cash and markers (extensions of credit granted to certain credit-worthy customers) are deposited in the gaming table's drop box. Table game hold is the amount of drop that is retained and recorded as gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. As we are primarily focused on regional gaming markets, our table game hold percentages are fairly stable as the majority of these markets do not regularly experience high-value play, which can lead to volatility in hold percentages. Therefore, changes in table game hold percentages do not typically have a material impact to our results of operations and cash flows.

Key performance indicators related to online gaming revenue, including online sports betting and iCasino, are handle, which is a volume indicator, and "win" or "hold" percentage. Our online sports betting win percentage is in the range of approximately 4.6% to 9.2% of online handle, online slot win percentage is in the range of approximately 4.5% to 4.9% of online slot handle, and our online table game hold percentage is in the range of approximately 1.6% to 2.2% of online table game handle.

For online gaming, customers deposit cash into their online accounts for use in online sports betting and iCasino play. Liabilities are recognized for online player account funds that have not been withdrawn and for wagers that have been placed on events that have not yet occurred. Online sportsbook handle is the gross amount wagered during a given period. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for any bonus funds deposited into player accounts. Given that online sports betting wagers are made based on the outcomes of future sporting events, the win or hold percentage can vary based on the bet type (i.e. straight wagers vs. parlay wagers). Online slot handle is the gross amount wagered during a given period. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of online progressive jackpots. Given the stability in our online slot hold percentages on a historical basis, we have not experienced significant impacts to the results of our operations or cash flows from changes in these percentages. Online table game hold is the amount of handle that is retained and recorded as gaming revenue. Our online table game hold percentages are fairly stable as we do not regularly experience high-value online play, which can lead to volatility in hold percentages. Given the stability in our online table game hold percentages on a historical basis, we have not experienced significant impacts to the results of our operations or cash flows from changes in these percentages.

Under normal operating conditions, our properties generate significant operating cash flow since most of our revenue is cash-based from slot machines and table games. Our business is capital intensive, and we rely on cash flow from our properties to generate sufficient cash to satisfy our obligations under the Triple Net Leases (as defined in "Liquidity and Capital Resources"), repay debt, fund maintenance capital expenditures, repurchase our common stock, fund new capital projects at existing properties and provide excess cash for future development and acquisitions. Additional information regarding our capital projects is discussed in "Liquidity and Capital Resources" below.

Reportable Segments

We have five reportable segments: Northeast, South, West, Midwest, and Interactive. The Northeast, South, West, and Midwest segments (referred to as our "retail segments") primarily generate revenue from gaming operations (such as slot machines and table games), food and beverage offerings and hotel visitation. The Interactive segment includes all of our online sports betting, online casino/iCasino, and social gaming (collectively referred to as "online gaming") operations, management of retail sports betting, media, and the operating results of Barstool Sports subsequent to the Barstool Acquisition on February 17, 2023 and prior to the Barstool divestiture on August 8, 2023 (as defined and discussed in Note 5, "Acquisitions and Dispositions" in the notes to our Consolidated Financial Statements).

Our gaming and racing properties are grouped by geographic location, and each is viewed as an operating segment with the exception of our two properties in Jackpot, Nevada, which are viewed as one operating segment. We consider our combined Video Gaming Terminal ("VGT") operations, by state, to be separate operating segments. For a listing of our gaming properties and VGT operations included in each reportable segment, see Note 2, "Significant Accounting Policies and Basis of Presentation" in the notes to our Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table highlights our revenues, net income (loss), and Adjusted EBITDA, on a consolidated basis, as well as our revenues and Adjusted EBITDAR by reportable segment. Such segment reporting is consistent with how we measure our business and allocate resources internally. We consider net income (loss) to be the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States ("GAAP") to Adjusted EBITDA and Adjusted EBITDAR, which are non-GAAP financial measures. Refer to "Non-GAAP Financial Measures" below for the definitions of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDAR, and Adjusted EBITDAR margin; as well as a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAR and related margins.

(dollars in millions)	For the year ended December 31,					
		2024		2023		2022
Revenues:						
Northeast segment	$	2,755.7	$	2,738.4	$	2,695.9
South segment		1,169.0		1,216.4		1,314.2
West segment		525.3		528.5		581.9
Midwest segment		1,172.2		1,172.6		1,159.6
Interactive segment		959.9		718.8		663.1
Other [1]		19.6		20.2		21.3
Intersegment eliminations [2]		(23.6)		(32.0)		(34.3)
Total	$	6,578.1	$	6,362.9	$	6,401.7
Net income (loss)	$	(313.3)	$	(491.4)	$	221.7
Adjusted EBITDAR:						
Northeast segment	$	801.0	$	831.0	$	842.5
South segment		433.2		494.1		548.1
West segment		187.5		204.2		220.1
Midwest segment		486.8		496.6		501.2
Interactive segment		(499.5)		(402.5)		(74.9)
Other [1]		(116.7)		(110.8)		(97.6)
Total [3]		1,292.3		1,512.6		1,939.4
Rent expense associated with triple net operating leases [4]		(620.1)		(591.1)		(149.6)
Adjusted EBITDA	$	672.2	$	921.5	$	1,789.8
Net income (loss) margin		(4.8)%		(7.7)%		3.5 %
Adjusted EBITDAR margin		19.6 %		23.8 %		30.3 %
Adjusted EBITDA margin		10.2 %		14.5 %		28.0 %

(1) The Other category, included in the tables to reconcile the segment information to the consolidated information, consists of the Company's stand-alone racing operations, namely Sanford-Orlando Kennel Club, Sam Houston and Valley Race Park, the Company's joint venture interests in Freehold Raceway (which ceased operations on December 28, 2024), and our management contract for Retama Park Racetrack. Expenses incurred for corporate and shared services activities that are directly attributable to a property or are otherwise incurred to support a property are allocated to each property. The Other category also includes corporate overhead costs, which consist of certain expenses, such as: payroll, professional fees, travel expenses, and other general and administrative expenses that do not directly relate or have not otherwise been allocated. Corporate overhead costs were $104.8 million, $106.7 million, and $98.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

(2) Primarily represents the elimination of intersegment revenues associated with our retail sportsbooks, which are operated by PENN Interactive.

(3) The total is a mathematical calculation derived from the sum of reportable segments (as well as the Other category). As noted within "Non-GAAP Financial Measures" below, Adjusted EBITDAR, and the related margin, is presented on a consolidated basis outside the financial statements solely as a valuation metric.

(4) For the years ended December 31, 2024 and 2023, pertains to the following operating leases: (i) AR PENN Master Lease; (ii) 2023 Master Lease; (iii) Margaritaville Lease; and (iv) Greektown Lease.

For the year ended December 31, 2022, pertains to the operating lease components contained within the (i) PENN Master Lease (specific to the land and building components associated with the operations of Hollywood Gaming at Dayton Raceway and Hollywood Gaming at Mahoning Valley Race Course); (ii) Meadows Lease; (iii) Margaritaville Lease; (iv) Greektown Lease; and (v) Tropicana Lease (which terminated on September 26, 2022).

Consolidated comparison of the years ended December 31, 2024 and 2023

Revenues

The following table presents our consolidated revenues:

(dollars in millions)	For the year ended December 31,			$ Change		% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenues							
Gaming	$ 5,169.5	$ 4,905.8	$ 5,201.7	$ 263.7	$ (295.9)	5.4 %	(5.7)%
Food, beverage, hotel and other	1,408.6	1,457.1	1,200.0	(48.5)	257.1	(3.3)%	21.4 %
Total revenues	$ 6,578.1	$ 6,362.9	$ 6,401.7	$ 215.2	$ (38.8)	3.4 %	(0.6)%

Gaming revenues for the year ended December 31, 2024 increased by $263.7 million compared to the prior year, primarily due to an increase in gaming revenues at our Interactive segment, partially offset by a decrease in gaming revenues within our South segment. In addition to severe weather events negatively impacting our South segment operations during the third quarter, severe weather affected weekends and holidays across all our regional property segments during the first quarter, negatively impacting our operations. Furthermore, retail gaming revenues decreased as new supply continues to impact visitation in certain retail property segments.

Food, beverage, hotel, and other revenues for the year ended December 31, 2024 decreased by $48.5 million compared to the prior year, primarily due to the inclusion of 100% of the operating results of Barstool subsequent to the Barstool Acquisition on February 17, 2023 and prior to the Barstool disposal on August 8, 2023 in the prior year. Due to the Barstool disposal, the current year does not include any Barstool revenues. This was offset by an increase in gaming tax amounts related to third-party online sports betting and/or iCasino partners for online sports betting and iCasino market access of $45.2 million compared to the prior year.

See "Segment comparison of the years ended December 31, 2024 and 2023" below for more detailed explanations of the fluctuations in revenues.

Operating expenses

The following table presents our consolidated operating expenses:

(dollars in millions)	For the year ended December 31,			$ Change		% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**	**2024 vs. 2023**	**2023 vs. 2022**
Operating expenses							
Gaming	$ 3,429.0	$ 2,989.4	$ 2,864.4	$ 439.6	$ 125.0	14.7 %	4.4 %
Food, beverage, hotel, and other	985.5	1,011.4	767.2	(25.9)	244.2	(2.6)%	31.8 %
General and administrative	1,568.4	1,563.4	1,110.4	5.0	453.0	0.3 %	40.8 %
Depreciation and amortization	433.6	435.1	567.5	(1.5)	(132.4)	(0.3)%	(23.3)%
Impairment losses	89.1	130.6	118.2	(41.5)	12.4	(31.8)%	10.5 %
Loss on disposal of Barstool	—	923.2	—	(923.2)	923.2	N/M	N/M
Total operating expenses	$ 6,505.6	$ 7,053.1	$ 5,427.7	$ (547.5)	$ 1,625.4	(7.8)%	29.9 %

N/M - Not meaningful

Gaming expenses consist primarily of gaming taxes, payroll, advertising, marketing and promotional, and other expenses associated with our gaming operations. Gaming expenses for the year ended December 31, 2024 increased by $439.6 million compared to the prior year, primarily due to costs related to the Sportsbook Agreement and Investment Agreement with ESPN which commenced on August 8, 2023 (see Note 12, "Commitments and Contingencies" in the notes to our Consolidated Financial Statements) and increased gaming costs driven by increased ESPN BET volumes.

Food, beverage, hotel, and other expenses consist primarily of payroll costs, costs of goods sold, and other costs associated with our food, beverage, hotel, retail, racing, and Interactive operations. Food, beverage, hotel, and other expenses for the year ended December 31, 2024 decreased $25.9 million compared to the prior year, primarily due to the inclusion of

Barstool operating expenses in the prior year subsequent to the Barstool Acquisition on February 17, 2023 and prior to the Barstool disposal on August 8, 2023. Due to the Barstool disposal, the current year does not include any Barstool operating expenses. The decrease for the year ended December 31, 2024 was partially offset by an increase in gaming tax reimbursement amounts related to third-party online sports betting and/or iCasino partners for online sports betting and iCasino market access.

General and administrative expenses include items such as compliance, facility maintenance, utilities, property and liability insurance, surveillance and security, and lobbying expenses, as well as all expenses for administrative departments such as accounting, purchasing, human resources, legal, and internal audit. General and administrative expenses also include stock-based compensation expense; pre-opening expenses; acquisition and transaction costs; gains and losses on disposal of assets; insurance recoveries, net of deductible charges; changes in the fair value of our contingent purchase price obligations; expense associated with cash-settled stock-based awards (including changes in fair value thereto); and rent expense associated with our triple net operating leases.

General and administrative expenses for the year ended December 31, 2024 increased by $5.0 million compared to the corresponding prior year, primarily due to an increase in rent expense associated with triple net operating leases of $29.0 million stemming primarily from annual escalators on our triple net operating leases. The increase was offset by a decrease in stock-based compensation.

Depreciation and amortization for the year ended December 31, 2024 decreased $1.5 million compared to the corresponding prior year.

Impairment losses for the year ended December 31, 2024 relate to impairment charges taken on our goodwill and other intangible assets of $12.3 million and $76.8 million, respectively, as a result of our annual impairment assessment during the fourth quarter of 2024.

Increased competition in our South and Midwest segments led to slight reductions in long-term projections at some of our properties which resulted in goodwill impairment charges in 2024.

Increased supply has led to reductions in long-term projections for certain of our properties in our Northeast and South segments, resulting in gaming license and trademark impairment charges at certain reporting units in both of those segments in 2024. Refer to Note 8, "Goodwill and Other Intangible Assets" in the notes to our Consolidated Financial Statements for further discussion of impairment charges.

Loss on disposal of Barstool relates to the loss on the sale of 100% of the outstanding shares of Barstool to David Portnoy in exchange for nominal cash consideration as described in Note 5, "Acquisitions and Dispositions" in the notes to our Consolidated Financial Statements.

The following table presents our consolidated other income (expenses):

| (dollars in millions) | For the year ended December 31, | | | $ Change | | % Change | |
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022	2024 vs. 2023	2023 vs. 2022
Other income (expenses)							
Interest expense, net	$ (470.5)	$ (464.7)	$ (758.2)	$ (5.8)	$ 293.5	1.2 %	(38.7)%
Interest income	$ 23.6	$ 40.3	$ 18.3	$ (16.7)	$ 22.0	(41.4)%	120.2 %
Income from unconsolidated affiliates	$ 28.1	$ 25.3	$ 23.7	$ 2.8	$ 1.6	11.1 %	6.8 %
Gain on Barstool Acquisition, net	$ —	$ 83.4	$ —	$ (83.4)	$ 83.4	N/M	N/M
Gain on REIT transactions, net	$ —	$ 500.8	$ —	$ (500.8)	$ 500.8	N/M	N/M
Loss on early extinguishment of debt	$ (0.3)	$ —	$ (10.4)	$ (0.3)	$ 10.4	N/M	N/M
Other	$ 5.3	$ 5.5	$ (72.1)	$ (0.2)	$ 77.6	(3.6)%	N/M
Income tax benefit	$ 28.0	$ 8.2	$ 46.4	$ 19.8	$ (38.2)	241.5 %	(82.3)%

N/M - Not meaningful

Interest expense, net increased for the year ended December 31, 2024, as compared to the prior year, due to overall increase in interest rates on our Senior Secured Credit Facilities as well as the Pinnacle Master Lease rent escalator effective May 1, 2024.

Interest income decreased for the year ended December 31, 2024, as compared to the prior year, primarily due to a decrease in the amount invested in money market funds, which we use for short term investing.

Income from unconsolidated affiliates relates principally to our investment in the Kansas Entertainment and Freehold Raceway joint venture. Operations at Freehold Raceway ceased on December 28, 2024. The increase of $2.8 million for the year ended December 31, 2024, compared to the corresponding prior year, is due to the year ended December 31, 2023 including a $4.1 million loss for Barstool prior to the Barstool Acquisition on February 17, 2023.

Gain on Barstool Acquisition, net relates to the gain on our acquisition of all the outstanding shares of Barstool common stock not already owned by us on February 17, 2023 as described in Note 5, "Acquisitions and Dispositions" to our Consolidated Financial Statements. The gain consists of $66.5 million related to the remeasurement of our equity investment immediately prior to the acquisition date and $16.9 million related to the acquisition of the remaining 64% of Barstool common stock.

Gain on REIT transactions, net relates to the execution of both the AR PENN Master Lease and 2023 Master Lease on February 21, 2023, effective January 1, 2023, which resulted in the (i) derecognition of $1.6 billion of financing obligations and (ii) derecognition of $1.1 billion of Property and Equipment, net. In conjunction with entering into the 2023 Master Lease, the individual triple net leases associated with Meadows and Perryville were terminated which resulted in a $6.5 million loss from the derecognition of right-of-use assets and lease liabilities. See Note 11, "Leases" to our Consolidated Financial Statements for additional details on both of these transactions.

Loss on early extinguishment of debt relates to the repricing of the Senior Secured Credit Facilities on December 4, 2024. See Note 10, "Long-term Debt" to our Consolidated Financial Statements for further discussion.

Other primarily relates to realized and unrealized gains and losses on equity securities held by PENN Interactive, unrealized gains and losses related to certain Barstool shares (prior to the Barstool Acquisition on February 17, 2023), as well as miscellaneous income and expense items. Equity securities were provided to the Company in conjunction with entering into multi-year agreements with sports betting operators for online sports betting and iCasino market access across our portfolio. For the year ended December 31, 2024, other income primarily consisted of dividend income of $4.4 million, offset by an unrealized holding loss of $0.1 million. For the year ended December 31, 2023 other income primarily consisted of dividend income of $10.8 million, offset by an unrealized holding loss of $6.4 million.

Income tax benefit for the year ended December 31, 2024, was $28.0 million, as compared to $8.2 million for the year ended December 31, 2023. Our effective tax rate (income taxes as a percentage of income from operations before income taxes) was 8.2% for the year ended December 31, 2024, as compared to 1.7% for the year ended December 31, 2023.The effective tax rates for both 2024 and 2023 are not correlated to the amount of our loss before income taxes due to the foreign losses for which no benefit was recognized and the impact of the significant nondeductible losses sustained from the Barstool divestiture, respectively. The Company's effective tax rate in the current year is lower than the federal statutory rate of 21%, primarily because of nondeductible compensation and an increase in the valuation allowances on both foreign and certain state losses that are more likely than not to be utilized before expiring, as discussed in Note 5, "Acquisitions and Dispositions" and Note 13, "Income Taxes."

Accordingly, the Company increased the valuation allowance by $61.1 million during 2024 on foreign and certain state and deferred tax assets and $179.0 million in 2023 for the capital loss carryforward generated from the Barstool divestiture transaction and for certain foreign and state deferred tax assets that are not more likely than not to be realized, resulting in an increase to income tax expense. See Note 13, "Income Taxes" to our Consolidated Financial Statements for further discussion.

Our effective income tax rate can vary each reporting period depending on, among other factors, the geographic and business mix of our earnings, changes to our valuation allowance, and the level of our tax credits. Certain of these and other factors, including our history and projections of pre-tax earnings, are considered in assessing our ability to realize our net deferred tax assets.

Segment comparison of the years ended December 31, 2024 and 2023

Northeast Segment

(dollars in millions)	For the year ended December 31,			$ Change				% / bps Change		
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022		2024 vs. 2023	2023 vs. 2022	
Revenues:										
Gaming	$ 2,465.0	$ 2,451.4	$ 2,434.0	$	13.6	$	17.4	0.6 %	0.7 %	
Food, beverage, hotel, and other	290.7	287.0	261.9		3.7		25.1	1.3 %	9.6 %	
Total revenues	$ 2,755.7	$ 2,738.4	$ 2,695.9	$	17.3	$	42.5	0.6 %	1.6 %	
Adjusted EBITDAR	$ 801.0	$ 831.0	$ 842.5	$	(30.0)	$	(11.5)	(3.6)%	(1.4)%	
Adjusted EBITDAR margin	29.1 %	30.3 %	31.3 %					(120) bps	(100) bps	

The Northeast segment's revenues for the year ended December 31, 2024 increased by $17.3 million over the prior year, primarily due to increases in gaming and non-gaming revenues at several of our properties, as well as increased visitation to our food and beverage outlets, offset by a reduction in gaming revenues at several of our properties due to increased competition.

For the year ended December 31, 2024 the Northeast segment's Adjusted EBITDAR decreased by $30.0 million as compared to the prior year, and Adjusted EBITDAR margin decreased to 29.1%, primarily due to the reversal of certain accrued gaming taxes in the prior year and increased labor costs in the current year.

South Segment

(dollars in millions)	For the year ended December 31,			$ Change				% / bps Change		
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022		2024 vs. 2023	2023 vs. 2022	
Revenues:										
Gaming	$ 904.1	$ 950.3	$ 1,050.7	$	(46.2)	$	(100.4)	(4.9)%	(9.6)%	
Food, beverage, hotel, and other	264.9	266.1	263.5		(1.2)		2.6	(0.5)%	1.0 %	
Total revenues	$ 1,169.0	$ 1,216.4	$ 1,314.2	$	(47.4)	$	(97.8)	(3.9)%	(7.4)%	
Adjusted EBITDAR	$ 433.2	$ 494.1	$ 548.1	$	(60.9)	$	(54.0)	(12.3)%	(9.9)%	
Adjusted EBITDAR margin	37.1 %	40.6 %	41.7 %					(350) bps	(110) bps	

The South segment's revenues for the year ended December 31, 2024 decreased by $47.4 million over the prior year, primarily due to a decrease in gaming revenues as increased competition negatively impacted visitation at several of our properties and severe weather events in the first and third quarter of 2024 negatively impacted our operations. Food, beverage, hotel, and other revenues decreased primarily due to the acceleration of hotel remodeling in the third quarter of 2024, and the negative weather impact on operations, as discussed above.

For the year ended December 31, 2024, the South segment's Adjusted EBITDAR decreased by $60.9 million as compared to the prior year, and Adjusted EBITDAR margin decreased to 37.1%, primarily due to the decrease in gaming revenues as described above. Additionally, the year ended December 31, 2023 was positively impacted by the receipt of $19.6 million in business interruption proceeds related to the loss experienced in 2020 due to Hurricane Laura.

West Segment

(dollars in millions)	For the year ended December 31,			$ Change		% / bps Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenues:							
Gaming	$ 366.6	$ 376.5	$ 387.6	$ (9.9)	$ (11.1)	(2.6)%	(2.9)%
Food, beverage, hotel, and other	158.7	152.0	194.3	6.7	(42.3)	4.4 %	(21.8)%
Total revenues	$ 525.3	$ 528.5	$ 581.9	$ (3.2)	$ (53.4)	(0.6)%	(9.2)%
Adjusted EBITDAR	$ 187.5	$ 204.2	$ 220.1	$ (16.7)	$ (15.9)	(8.2)%	(7.2)%
Adjusted EBITDAR margin	35.7 %	38.6 %	37.8 %			(290) bps	80 bps

The West segment's revenues for the year ended December 31, 2024 decreased by $3.2 million over the prior year, primarily due to road construction and increased competition negatively impacting visitation at our West segment properties, partially offset by an increase in food, beverage, hotel, and other revenues.

For the year ended December 31, 2024, the West segment's Adjusted EBITDAR decreased by $16.7 million as compared to the prior year, and Adjusted EBITDAR margin decreased to 35.7%, primarily due to the decreases in gaming revenues discussed above and increased labor costs.

Midwest Segment

(dollars in millions)	For the year ended December 31,			$ Change		% / bps Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenues:							
Gaming	$ 1,043.6	$ 1,046.5	$ 1,045.9	$ (2.9)	$ 0.6	(0.3)%	0.1 %
Food, beverage, hotel, and other	128.6	126.1	113.7	2.5	12.4	2.0 %	10.9 %
Total revenues	$ 1,172.2	$ 1,172.6	$ 1,159.6	$ (0.4)	$ 13.0	— %	1.1 %
Adjusted EBITDAR	$ 486.8	$ 496.6	$ 501.2	$ (9.8)	$ (4.6)	(2.0)%	(0.9)%
Adjusted EBITDAR margin	41.5 %	42.4 %	43.2 %			(90) bps	(80) bps

The Midwest segment's revenues for the year ended December 31, 2024 decreased by $0.4 million over the prior year, primarily due to a decrease in gaming revenues as severe weather events in the first quarter of 2024 negatively impacted visitation. The decrease was partially offset by an increase in food and beverage revenues.

For the year ended December 31, 2024, the Midwest segment's Adjusted EBITDAR decreased by $9.8 million as compared to the prior year, and Adjusted EBITDAR margin decreased to 41.5%, primarily due to the decreases in gaming revenues discussed above and increased labor costs.

Interactive Segment

(dollars in millions)	For the year ended December 31,			$ Change		% / bps Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenues:							
Gaming	$ 390.2	$ 81.1	$ 283.5	$ 309.1	$ (202.4)	381.1 %	(71.4)%
Food, beverage, hotel, and other	569.7	637.7	379.6	(68.0)	258.1	(10.7)%	68.0 %
Total revenues	$ 959.9	$ 718.8	$ 663.1	$ 241.1	$ 55.7	33.5 %	8.4 %
Adjusted EBITDAR	$ (499.5)	$ (402.5)	$ (74.9)	$ (97.0)	$ (327.6)	N/M	N/M
Adjusted EBITDAR margin	(52.0)%	(56.0)%	(11.3)%			N/M	N/M

N/M - Not meaningful

The Interactive segment's revenues for the year ended December 31, 2024 increased by $241.1 million, compared to the prior year, primarily due to an increase in gaming revenues. Gaming revenues were positively impacted by an increase in gaming volume compared to the prior year, as 2024 contains a full year of ESPN BET operating results and lower promotional expenses. The increase was partially offset by a decrease in other revenues, of which $99.2 million relates to Barstool revenues subsequent to the Barstool Acquisition on February 17, 2023 and prior to the Barstool disposal on August 8, 2023 being included in the year ended December 31, 2023. Due to the Barstool disposal, the current year does not include any Barstool operating results. Other revenues are inclusive of gaming tax amounts related to third-party online sports betting and/or iCasino partners for online sports betting and iCasino market access of $435.6 million, $390.4 million, and $251.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

For the year ended December 31, 2024, the Interactive segment's Adjusted EBITDAR decreased by $97.0 million as compared to the prior year, primarily due to the decrease in other revenues as discussed above, as well as costs related to the Sportsbook Agreement and Investment Agreement with ESPN, which commenced on August 8, 2023. Adjusted EBITDAR margin increased primarily due to the increase in gaming revenues as discussed above.

Other

(dollars in millions)	For the year ended December 31,			$ Change		% / bps Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenues:							
Food, beverage, hotel, and other	$ 19.6	$ 20.2	$ 21.3	$ (0.6)	$ (1.1)	(3.0)%	(5.2)%
Total revenues	$ 19.6	$ 20.2	$ 21.3	$ (0.6)	$ (1.1)	(3.0)%	(5.2)%
Adjusted EBITDAR	$ (116.7)	$ (110.8)	$ (97.6)	$ (5.9)	$ (13.2)	N/M	N/M

N/M - Not meaningful

Other consists of the Company's stand-alone racing operations, as well as corporate overhead costs, which primarily includes certain expenses such as payroll, professional fees, travel expenses, and other general and administrative expenses that do not directly relate to or have not otherwise been allocated. Revenues have decreased slightly compared to the prior year, primarily due to fluctuations in racing revenues.

Changes in Adjusted EBITDAR for the year ended December 31, 2024 primarily relate to increased labor costs, slightly offset by a decrease in general and administrative costs.

Non-GAAP Financial Measures

Use and Definitions

In addition to GAAP financial measures, management uses Adjusted EBITDA, Adjusted EBITDAR, Adjusted EBITDA margin, and Adjusted EBITDAR margin as non-GAAP financial measures. These non-GAAP financial measures should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP.

Each of these non-GAAP financial measures is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure of comparing performance among different companies.

We define Adjusted EBITDA as earnings before interest expense, net, interest income, income taxes, depreciation and amortization, stock-based compensation, debt extinguishment charges, impairment losses, insurance recoveries, net of deductible charges, changes in the estimated fair value of our contingent purchase price obligations, gain or loss on disposal of assets, the difference between budget and actual expense for cash-settled stock-based awards, pre-opening expenses, loss on disposal of business, non-cash gains/losses associated with REIT transactions as described in Note 11, "Leases" to our Consolidated Financial Statements, non-cash gains/losses associated with partial and step acquisitions as measured in accordance with ASC Topic 805, "Business Combinations," and other. Adjusted EBITDA is inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (such as interest expense, net, income taxes, depreciation and amortization, and stock-based compensation expense) added back for Barstool Sports (prior to our acquisition of the remaining 64% of Barstool common stock on February 17, 2023) and our Kansas Entertainment, LLC joint venture. Adjusted EBITDA is inclusive of rent expense associated with our triple net operating leases with our REIT landlords. Although Adjusted EBITDA includes rent expense associated with our triple net operating leases, we believe Adjusted EBITDA is useful as a supplemental measure in evaluating the performance of our consolidated results of operations. We define Adjusted EBITDA margin as Adjusted EBITDA divided by consolidated revenues.

Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business, and is especially relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects. We present Adjusted EBITDA because it is used by some investors and creditors as an indicator of the strength and performance of ongoing business operations, including our ability to service debt, and to fund capital expenditures, acquisitions and operations. These calculations are commonly used as a basis for investors, analysts, and credit rating agencies to evaluate and compare operating performance and value companies within our industry. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their Adjusted EBITDA calculations certain corporate expenses that do not relate to the management of specific casino properties. However, Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP. Adjusted EBITDA information is presented as a supplemental disclosure, as management believes that it is a commonly used measure of performance in the gaming industry and that it is considered by many to be a key indicator of the Company's operating results.

We define Adjusted EBITDAR as Adjusted EBITDA (as defined above) plus rent expense associated with triple net operating leases (which is a normal, recurring cash operating expense necessary to operate our business). Adjusted EBITDAR is presented on a consolidated basis outside the financial statements solely as a valuation metric. Management believes that Adjusted EBITDAR is an additional metric traditionally used by analysts in valuing gaming companies subject to triple net leases since it eliminates the effects of variability in leasing methods and capital structures. This metric is included as a supplemental disclosure because (i) we believe Adjusted EBITDAR is traditionally used by gaming operator analysts and investors to determine the equity value of gaming operators and (ii) Adjusted EBITDAR is one of the metrics used by other financial analysts in valuing our business. We believe Adjusted EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing real estate; and (ii) using a multiple of Adjusted EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from operating leases related to real estate. However, Adjusted EBITDAR when presented on a consolidated basis is not a financial measure in accordance with GAAP, and should not be viewed as a measure of overall operating performance or considered in isolation or as an alternative to net income because it excludes the rent expense associated with our triple net operating leases and is provided for the limited purposes referenced herein.

Adjusted EBITDAR margin is defined as Adjusted EBITDAR on a consolidated basis divided by revenues on a consolidated basis. Adjusted EBITDAR margin is presented on a consolidated basis outside the financial statements solely as a valuation metric. We further define Adjusted EBITDAR margin by reportable segment as Adjusted EBITDAR for each segment divided by segment revenues.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

The following table includes a reconciliation of net income (loss), which is determined in accordance with GAAP, to Adjusted EBITDA and Adjusted EBITDAR, which are non-GAAP financial measures, as well as related margins:

			For the year ended December 31,			
(dollars in millions)		2024		2023		2022
Net income (loss)	$	(313.3)	$	(491.4)	$	221.7
Income tax benefit		(28.0)		(8.2)		(46.4)
Interest expense, net		470.5		464.7		758.2
Interest income		(23.6)		(40.3)		(18.3)
Income from unconsolidated affiliates		(28.1)		(25.3)		(23.7)
Gain on Barstool Acquisition, net		—		(83.4)		—
Gain on REIT transactions, net		—		(500.8)		—
Loss on early extinguishment of debt		0.3		—		10.4
Other (income) expense		(5.3)		(5.5)		72.1
Operating income (loss)		72.5		(690.2)		974.0
Loss on disposal of Barstool		—		923.2		—
Stock-based compensation [1]		52.9		85.9		58.1
Cash-settled stock-based award variance [1][2]		(18.7)		(13.8)		(15.5)
Loss on disposal of assets [1]		10.0		0.1		7.9
Contingent purchase price [1]		(1.2)		1.9		(0.6)
Pre-opening expenses [1]		—		—		4.1
Depreciation and amortization		433.6		435.1		567.5
Impairment losses [3]		89.1		130.6		118.2
Insurance recoveries, net of deductible charges [1]		(5.5)		(13.9)		(10.7)
Income from unconsolidated affiliates		28.1		25.3		23.7
Non-operating items of equity method investments [4]		4.4		7.4		7.9
Other expenses [1][5]		7.0		29.9		55.2
Adjusted EBITDA		672.2		921.5		1,789.8
Rent expense associated with triple net operating leases [1]		620.1		591.1		149.6
Adjusted EBITDAR	$	1,292.3	$	1,512.6	$	1,939.4
Net income (loss) margin		(4.8)%		(7.7)%		3.5 %
Adjusted EBITDA margin		10.2 %		14.5 %		28.0 %
Adjusted EBITDAR margin		19.6 %		23.8 %		30.3 %

(1) These items are included in "General and administrative" within the Company's Consolidated Statements of Operations.

(2) Our cash-settled stock-based awards are adjusted to fair value each reporting period based primarily on the price of the Company's common stock. As such, significant fluctuations in the price of the Company's common stock during any reporting period could cause significant variances to budget on cash-settled stock-based awards.

(3) For the year ended December 31, 2024, impairment charges relate to the Northeast, South, and Midwest segments. For the years ended December 31, 2023 and 2022, impairment charges relate to the Northeast segment.

(4) Consists principally of interest expense, net, income taxes, depreciation and amortization, and stock-based compensation expense associated with Barstool prior to us acquiring the remaining 64% of Barstool common stock (see Note 5, "Acquisitions and Dispositions") and our Kansas Entertainment joint venture.

(5) Consists of non-recurring acquisition and transaction costs, and finance transformation costs associated with the implementation of our new Enterprise Resource Management system.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources have been and are expected to be cash flow from operations, borrowings from banks, and proceeds from the issuance of debt and equity securities. Our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, acquisitions or investments, funding of construction for development projects, and our compliance with covenants contained under our debt agreements. We currently believe that our operating cash flow and other sources of liquidity, as described herein, will be sufficient to meet our liquidity needs on a short and long-term basis.

| (dollars in millions) | For the year ended December 31, | | | $ Change | | % Change | |
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022	2024 vs. 2023	2023 vs. 2022
Net cash provided by operating activities	$ 359.3	$ 455.9	$ 878.2	$ (96.6)	$ (422.3)	(21.2)%	(48.1)%
Net cash used in investing activities	$ (541.2)	$ (742.6)	$ (258.6)	$ 201.4	$ (484.0)	(27.1)%	187.2 %
Net cash used in financing activities	$ (186.5)	$ (262.6)	$ (853.0)	$ 76.1	$ 590.4	(29.0)%	(69.2)%

Operating Cash Flow

Trends in our operating cash flows tend to follow trends in operating income, excluding non-cash charges, but can be affected by changes in working capital, the timing of significant interest payments, tax payments or refunds, and distributions from unconsolidated affiliates. Net cash provided by operating activities decreased by $96.6 million for the year ended December 31, 2024 primarily due to a decrease in our reportable segments' Adjusted EBITDAR, partially offset by changes in working capital primarily related to gaming receivables, accrued gaming taxes, and advanced payments and deposits. Additionally, cash paid for interest and income taxes decreased compared to the prior year.

Investing Cash Flow

Cash used in investing activities for the year ended December 31, 2024 of $541.2 million, primarily relates to capital expenditures of $482.7 million. For the year ended December 31, 2023, cash used in investing activities was primarily related to consideration paid for the Barstool Acquisition, net of cash acquired, of $314.6 million and capital expenditures of $360.0 million.

Capital Expenditures

Capital expenditures are accounted for as either project capital (new facilities or expansions) or maintenance (replacement) which is inclusive of projects such as our retail sportsbooks, our cashless, cardless and contactless technology, and hotel renovations. Cash provided by operating activities, as well as cash available under our Amended Revolving Credit Facility and Revolving Facility, was available to fund our capital expenditures for the years ended December 31, 2024, 2023, and 2022, as applicable.

Capital expenditures for the year ended December 31, 2024 were $482.7 million, inclusive of $229.4 million of capital maintenance expenditures and $253.3 million of capital project expenditures. For the year ending December 31, 2025, our anticipated capital expenditures are approximately $244.9 million, which includes capital expenditures required under our Triple Net Leases, which require us to spend a specified percentage of total revenues. Additionally for the year ending December 31, 2025, we anticipate capital project expenditures of $490.9 million, the majority of which is in connection with the PENN Development Projects pursuant to our Master Development Agreement with GLPI (as described in Note 11, "Leases" in the notes to our Consolidated Financial Statements). The Master Development Agreement provides that GLPI will fund up to $225.0 million for the Aurora Project and, upon PENN's request, up to $350.0 million in the aggregate for the Other Development Projects, in accordance with certain terms and conditions set forth in the Master Development Agreement.

Financing Cash Flow

For the year ended December 31, 2024, net cash used in financing activities totaled $186.5 million compared to $262.6 million in net cash used in financing activities in the prior year. During the year ended December 31, 2024, net cash used in financing activities primarily related to $50.3 million in principal payments on our finance leases, $40.8 million in principal payments on our financing obligations, $37.5 million in principal debt repayments, $35.4 million in payments on insurance financing, as well as $30.5 million in indemnification payments.

During the year ended December 31, 2023, net cash used in financing activities of $262.6 million primarily related to $149.8 million of common stock repurchases, $47.1 million in principal payments on our finance leases, $39.2 million in principal payments on our financing obligations, and $37.5 million in principal debt repayments.

Debt Issuance and Other long-term Obligations

On May 3, 2022, the Company entered into a Second Amended and Restated Credit Agreement with its various lenders (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides for a $1.0 billion revolving credit facility, undrawn at close, (the "Amended Revolving Credit Facility"), a five-year $550.0 million term loan A facility (the "Amended Term Loan A Facility") and a seven-year $1.0 billion term loan B facility (the "Amended Term Loan B Facility") (together, the "Amended Credit Facilities"). The proceeds from the Amended Credit Facilities were used to repay the existing Term Loan A Facility and Term Loan B-1 Facility balances.

On December 4, 2024, PENN entered into a Second Amendment with its various lenders to reduce the interest rate margins applicable to the Company's approximately $978 million in existing Term B Facility loans from 2.75% to 2.50% for Term SOFR loans, and from 1.75% to 1.50% for base rate loans.

At December 31, 2024, we had $2.8 billion in aggregate principal amount of indebtedness, including $1.5 billion outstanding under our Amended Credit Facilities, $330.5 million outstanding under our 2.75% unsecured convertible notes due 2026 (the "Convertible Notes"), $400.0 million outstanding under our 5.625% senior unsecured notes due 2027 (the "5.625% Notes"), $400.0 million outstanding under our 4.125% senior unsecured notes due 2029 (the "4.125% Notes"), and $210.5 million outstanding in other long-term obligations. No amounts were drawn on our Amended Revolving Credit Facility. We have no debt maturing prior to 2026. As of December 31, 2024 we had conditional obligations under letters of credit issued pursuant to the Amended Credit Facilities with face amounts aggregating to $20.9 million resulting in $979.1 million available borrowing capacity under our Amended Revolving Credit Facility. As of the date of this filing, the Company had $40.0 million in outstanding borrowings under its Amended Revolving Credit Facility, resulting in $939.1 million of available borrowing capacity.

Covenants

Our Amended Credit Facilities, 5.625% Notes, and 4.125% Notes, require us, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests. In addition, our Amended Credit Facilities, 5.625% Notes, and 4.125% Notes, restrict, among other things, our ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, engage in mergers or consolidations, and otherwise restrict corporate activities. Our debt agreements also contain customary events of default, including cross-default provisions that require us to meet certain requirements under the AR PENN Master Lease, the 2023 Master Lease, PENN Master Lease (prior to January 1, 2023), and the Pinnacle Master Lease (all of which are defined in Note 11, "Leases" in the notes to our Consolidated Financial Statements), each with GLPI. If we are unable to meet our financial covenants or in the event of a cross-default, it could trigger an acceleration of payment terms.

As of December 31, 2024, the Company was in compliance with all required financial covenants. The Company believes that it will remain in compliance with all of its required financial covenants for at least the next 12 months following the date of filing this Annual Report on Form 10-K with the SEC.

See Note 10, "Long-term Debt" in the notes to our Consolidated Financial Statements for additional information of the Company's debt and other long-term obligations.

Share Repurchase Authorizations

During the second quarter of 2023, we completed our $750 million share repurchase authorization approved by the Board of Directors on February 1, 2022 (the "February 2022 Authorization").

On December 6, 2022, a second share repurchase program was authorized for an additional $750 million (the "December 2022 Authorization"). The December 2022 Authorization expires on December 31, 2025.

The Company utilized the capacity under the February 2022 Authorization prior to effecting any repurchases under the December 2022 Authorization. Repurchases by the Company are subject to available liquidity, general market and economic conditions, alternate uses for the capital and other factors. Share repurchases may be made from time to time through a Rule 10b5-1 trading plan, open market transactions, block trades or in private transactions in accordance with applicable securities laws and regulations and other legal requirements. There is no minimum number of shares that the Company is required to repurchase and the repurchase authorization may be suspended or discontinued at any time without prior notice.

No shares of the Company's common stock were repurchased during the year ended December 31, 2024. During the year ended December 31, 2023, the Company repurchased 5,438,221 shares of its common stock in open market transactions for $149.8 million at an average price of $27.54 per share under the February 2022 and December 2022 Authorizations. The cost of all repurchased shares is recorded to "Treasury stock" within the Consolidated Balance Sheets.

No shares of the Company's common stock were repurchased subsequent to the year ended December 31, 2024. As of February 27, 2025, the remaining availability under our December 2022 Authorization was $749.5 million.

Other Factors Affecting Liquidity

ESPN BET Sportsbook Agreement

On August 8, 2023, PENN entered into the Sportsbook Agreement with ESPN which provides for a long-term strategic relationship between PENN and ESPN relating to online sports betting in the United States. In November 2023, the existing Barstool Sportsbook was rebranded and launched across all online platforms in the United States as ESPN BET, which included our Hollywood Casino-branded integrated iCasino offering within the sportsbook app in select U.S jurisdictions. The Sportsbook Agreement has an initial 10-year term and may be extended for an additional ten years upon mutual agreement of PENN and ESPN. In consideration for the media marketing services and brand and other rights provided by ESPN, PENN will pay $150.0 million per year in cash pursuant to the Sportsbook Agreement for the initial 10-year term and issue warrants pursuant to the Investment Agreement (see Note 12, "Commitments and Contingencies" in the notes to our Consolidated Financial Statements for additional information).

Triple Net Leases

The majority of the real estate assets (i.e., land and buildings) used in our operations are subject to triple net master leases; the most significant of which are the AR PENN Master Lease, 2023 Master Lease, PENN Master Lease (prior to January 1, 2023), and Pinnacle Master Lease (as such terms are defined in Note 11, "Leases" in the notes to our Consolidated Financial Statements, and collectively referred to as the "Master Leases") with GLPI. We refer to the Master Leases, Perryville Lease (where applicable), the Meadows Lease (where applicable), the Margaritaville Lease, the Greektown Lease, the Tropicana Lease (terminated September 26, 2022) and the Morgantown Lease, collectively, as our "Triple Net Leases." The Company's Triple Net Leases are accounted for as either operating leases, finance leases, or financing obligations.

On February 21, 2023, the Company and GLPI entered into the AR PENN Master Lease, effective January 1, 2023, which amended and restated the PENN Master Lease to (i) remove the land and buildings for Aurora, Joliet, Columbus, Toledo, and the M Resort, and (ii) make associated adjustments to the rent after which the initial rent in the AR PENN Master Lease was reset to $284.1 million, consisting of $208.2 million of building base rent, $43.0 million of land base rent, and $32.9 million of percentage rent (as such terms are defined in the AR PENN Master Lease). The AR PENN Master Lease remains subject to annual rent escalators and a percentage rent reset every five years.

Concurrent with the execution of the AR PENN Master Lease, the Company and GLPI entered into the 2023 Master Lease, effective January 1, 2023, specific to the properties associated with Aurora, Joliet, Columbus, Toledo, M Resort, Meadows, and Perryville and the Master Development Agreement. The 2023 Master Lease terminated the individual triple net leases associated with Meadows and Perryville. The 2023 Master Lease incurs a 1.5% fixed escalator on November 1 of each year, and is also subject to a one-time increase of $1.4 million effective November 1, 2027. The 2023 Master Lease and AR PENN Master Lease are cross-defaulted, cross-collateralized, coterminous, and subject to a parent guarantee.

The 2023 Master Lease includes the 2023 Master Lease Base Rent equal to $232.2 million and the Master Development Agreement contains additional rent (together with the 2023 Master Lease Base Rent, the "2023 Master Lease Rent") equal to (i) 7.75% of any project funding received by PENN from GLPI for the Aurora Project and (ii) a percentage, based on the then-current GLPI stock price, of any project funding received by PENN from GLPI for the Other Development Projects. The Master Development Agreement provides that GLPI will fund up to $225 million for the Aurora Project and, upon PENN's request, up to $350 million in the aggregate for the Other Development Projects, in accordance with certain terms and conditions set forth in the Master Development Agreement. These funding obligations of GLPI expire on January 1, 2026. We expect our new Joliet facility to open in the fourth quarter of 2025, and the new hotel tower at the M Resort, the new Aurora facility, and the Columbus hotel tower to open in the first half of 2026.

Under our Triple Net Leases, in addition to lease payments for the real estate assets, we are required to pay the following, among other things: (i) all facility maintenance; (ii) all insurance required in connection with the leased properties and the business conducted on the leased properties; (iii) taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor); (iv) all tenant capital improvements; and (v) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. As of December 31, 2024, we are required to make total annual minimum rent payments of $969.7 million, of which $953.2 million relates to our Triple Net Leases. Additionally, our Triple Net Leases are subject to annual escalators and periodic percentage rent resets, as applicable. See Note 11, "Leases" in the notes to our Consolidated Financial Statements for further discussion and disclosure related to the Company's leases.

Payments to our REIT Landlords under Triple Net Leases

Total payments made to our REIT Landlords, GLPI and VICI, were as follows:

	For the year ended December 31,		
(in millions)	2024	2023	2022
AR PENN Master Lease	$ 284.6	$ 284.1	$ —
2023 Master Lease	236.2	232.8	—
PENN Master Lease	—	—	480.3
Pinnacle Master Lease	346.7	339.4	334.1
Perryville Lease	—	—	7.8
Meadows Lease	—	—	24.6
Margaritaville Lease	26.8	26.2	23.8
Greektown Lease	52.9	52.2	51.3
Morgantown Lease	3.2	3.1	3.1
Total [1]	$ 950.4	$ 937.8	$ 925.0

(1) Cash rent payable under the Tropicana Lease was nominal prior to the lease termination on September 26, 2022. Therefore, it has been excluded from the table above.

Other Contractual Cash Obligations

The following table presents our other contractual cash obligations as of December 31, 2024:

		Payments Due by Period			
(in millions)	Total	2025	2026-2027	2028-2029	2030 and after
Purchase obligations	$ 1,023.5	$ 673.8	$ 234.8	$ 53.7	$ 61.2
Other liabilities reflected within our Consolidated Balance Sheets [1]	7.6	0.3	0.6	0.6	6.1
Total	$ 1,031.1	$ 674.1	$ 235.4	$ 54.3	$ 67.3

(1) Excludes the liability for unrecognized tax benefits of $44.8 million, as we cannot reasonably estimate the period of cash settlement with the respective taxing authorities. Additionally, it does not include a total of $243.1 million related to the payments associated with our (i) contingent purchase price obligations; and (ii) financing arrangement in which we received upfront cash proceeds permitting us to participate in future claims, as they are not fixed obligations.

Outlook

Based on our current level of operations, we believe that cash generated from operations and cash on hand, together with amounts available under our Amended Credit Facilities, will be adequate to meet our anticipated obligations under our Triple Net Leases, debt service requirements, capital expenditures and working capital needs for the foreseeable future. However, our ability to generate sufficient cash flow from operations will depend on a range of economic, competitive and business factors, many of which are outside our control. We cannot be certain: (i) of the impact of price inflation, changes in interest rates on the U.S. economy, economic uncertainty, and geopolitical uncertainty; (ii) that our anticipated earnings projections will be realized; (iii) that we will achieve the expected synergies from our acquisitions and joint ventures; and (iv) that future borrowings will be available under our Amended Credit Facilities or otherwise will be available in the credit markets to enable us to service our indebtedness or to make anticipated capital expenditures. We caution that the performance and trends seen across our portfolio may not continue. In addition, while we anticipated that a significant amount of our future growth would come through the pursuit of opportunities within other distribution channels, such as media, retail, and online gaming; from acquisitions of gaming properties at reasonable valuations; greenfield projects; development projects; and jurisdictional expansions and property expansion in under-penetrated markets; there can be no assurance that this will be the case. If we consummate significant acquisitions in the future or undertake any significant property expansions, our cash requirements may increase significantly, and we may need to make additional borrowings or complete equity or debt financings to meet these requirements. See "Risk Factors—Risks Related to Our Capital Structure" within "Item 1A. Risk Factors," of this Annual Report on Form 10-K for more information on additional financing risks.

We have historically maintained a capital structure comprised of a mix of equity and debt financing. We vary our leverage to pursue opportunities in the marketplace in an effort to maximize our enterprise value for our shareholders. We expect to meet our debt obligations as they come due through internally-generated funds from operations and/or refinancing them through the debt or equity markets prior to their maturity.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For information on new accounting pronouncements and the impact of these pronouncements on our Consolidated Financial Statements, see Note 3, "New Accounting Pronouncements" in the notes to our Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements in accordance with GAAP requires us to make estimates and judgments that are subject to an inherent degree of uncertainty. The nature of the estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. The development and selection of critical accounting estimates, and the related disclosures, have been reviewed with the Audit Committee of our Board of Directors. We believe the current assumptions and other considerations used to estimate amounts reflected in our Consolidated Financial Statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our Consolidated Financial Statements, the resulting changes could have a material adverse effect on our financial condition, results of operations, and cash flows.

As of December 31, 2024, the Company had $2.6 billion in goodwill and $1.5 billion in other intangible assets, net within its Consolidated Balance Sheets, representing 16.8% and 10.0% of total assets, respectively. These intangible assets require significant management estimates and judgment pertaining to: (i) the valuation in connection with initial purchase price allocations and (ii) the ongoing evaluation for impairment. Our annual goodwill and other indefinite-lived intangible assets impairment test is performed on October 1st of each year, or more frequently if indicators of impairment exist. As a result of our annual test completed during the fourth quarter of 2024, we recognized $12.3 million in impairment charges on goodwill in our South and Midwest segments, $69.3 million in impairment charges on our gaming licenses in our Northeast and South segments, and $7.5 million in impairment charges on our trademarks in our Northeast and South segments. For further discussion, see Note 8, "Goodwill and Other Intangible Assets" to our Consolidated Financial Statements.

Once an impairment of goodwill or other intangible asset has been recorded, it cannot be reversed. Since the Company's goodwill and other indefinite-lived intangible assets are not amortized, there may be volatility in reported net income or loss because impairment losses, if any, are likely to occur irregularly and in varying amounts. Intangible assets that have a definite life are amortized on a straight-line basis over their estimated useful lives or related service contract. The Company reviews the carrying amount of its amortizing intangible assets for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying amount of the amortizing intangible assets exceed their fair value, an impairment loss is recognized.

Revenue and earnings streams within our industry can vary significantly based on various circumstances, which in many cases, are outside of the Company's control, and as such are difficult to predict and quantify. We have disclosed several of these circumstances in "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Interactive goodwill

Goodwill at our Interactive segment comprises $1.5 billion of the total $2.6 billion balance as of December 31, 2024. For our quantitative goodwill impairment test for the Interactive goodwill, an income approach, in which a discounted cash flow ("DCF") model is utilized, and a market-based approach using guideline public company multiples of earnings before interest, taxes, depreciation, and amortization ("EBITDA") from Interactive's peer group are utilized in order to estimate the fair market value of the Interactive reporting unit. The Company compares the fair value of the Interactive reporting unit to its carrying amount. If the carrying amount of the Interactive reporting unit exceeds the fair value, an impairment is recorded equal to the amount of the excess (not to exceed the amount of goodwill allocated to the Interactive reporting unit).

The evaluation of goodwill requires the use of estimates about future operating results of the Interactive reporting unit to determine the estimated fair value of the reporting unit. The Company must make various assumptions and estimates in performing its impairment testing. The implied fair value includes estimates of future cash flows that are based on reasonable and supportable assumptions which represent the Company's best estimates of the cash flows expected to result from the use of the assets including their eventual disposition. Significant assumptions utilized in the estimation of future cash flows for the Interactive reporting unit include forecasted revenues, forecasted operating expenses, the discount rate used in the valuation, and the terminal year EBITDA exit multiple. These significant assumptions are complex and subjective. They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors, such as industry, geopolitical and economic trends, and internal factors, such as changes in the Company's business strategy, which may re-allocate capital and resources to different or new opportunities which management believes will enhance its overall value but may be to the detriment of the Interactive reporting unit. Changes in estimates, increases in the Company's cost of capital, reductions in transaction multiples, changes in operating and capital expenditure assumptions, or application of alternative assumptions and definitions could produce significantly different results. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from the Company's estimates. If our ongoing estimates of future cash flows are not met, we may have to record impairment charges in future periods. Our estimates of cash flows are based on the current regulatory and economic climates, recent operating information, and budgets of the Interactive reporting unit. These estimates could be negatively impacted by changes in federal, state, provincial, or local regulations, economic downturns, or other events affecting our Interactive segment.

Forecasted cash flows (based on our annual operating plan as determined in the fourth quarter) can be significantly impacted by the local economies in which our Interactive reporting unit operates. Increases in unemployment rates, inflation and/or interest rates can also result in decreased customer activity and/or lower customer spend. Additionally, increases in gaming taxes approved by state and provincial regulatory bodies can negatively impact forecasted cash flows.

Gaming licenses

We consider our gaming licenses as indefinite-lived intangible assets that do not require amortization based on our future expectations to operate our gaming properties indefinitely as well as our historical experience in renewing these intangible assets at minimal cost with various jurisdictional commissions. Rather, these gaming licenses are tested annually for impairment, or more frequently if indicators of impairment exist, by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the gaming licenses exceed their fair value, an impairment loss is recognized.

We assess the fair value of our gaming licenses using the Greenfield Method under the income approach, which estimates the fair value of the gaming license using a DCF model assuming we built a new casino with similar utility to that of the existing casino. The method assumes a theoretical start-up company going into business without any assets other than the intangible asset being valued. As such, the value of the gaming license is a function of the following assumptions:

- Projected revenues and operating cash flows (including an allocation of the projected payments under any applicable Triple Net Lease);
- Estimated construction costs and duration;
- Estimated pre-opening expenses; and
- Discounting that reflects the level of risk associated with receiving future cash flows attributable to the license.

In general, as it pertains to the Triple Net Leases, such amounts are allocated based on the reporting unit's projected Adjusted EBITDAR as a percentage of the aggregate estimated Adjusted EBITDAR of all reporting units subject to each of the Triple Net Leases, as applicable.

The evaluation of gaming license intangible assets requires the use of estimates about future operating results of each reporting unit to determine the estimated fair value of the gaming license indefinite-lived intangible assets. The Company must make various assumptions and estimates in performing its impairment testing. The implied fair value includes estimates of future cash flows (including an allocation of the projected payments under any applicable Triple Net Lease) that are based on reasonable and supportable assumptions which represent the Company's best estimates of the cash flows expected to result from the use of the assets including their eventual disposition. Changes in estimates, increases in the Company's cost of capital, reductions in transaction multiples, changes in operating and capital expenditure assumptions or application of alternative assumptions and definitions could produce significantly different results. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from the Company's estimates. If our ongoing estimates of future cash flows are not met, we may have to record impairment charges in future periods. Our estimates of cash flows are based on the current regulatory and economic climates, recent operating information and budgets of the various properties where it conducts operations. These estimates could be negatively impacted by changes in federal, state, or local regulations, economic downturns, or other events affecting our properties.

Forecasted cash flows (based on our annual operating plan as determined in the fourth quarter) can be significantly impacted by the local economy in which our reporting units operate. Increases in unemployment rates, inflation and/or interest rates can also result in decreased customer visitation and/or lower customer spend per visit. Additionally, increases in gaming taxes approved by state regulatory bodies can negatively impact forecasted cash flows.

Assumptions and estimates about future cash flow levels, discount rates and multiples by individual reporting units are complex and subjective. They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors, such as industry, geopolitical and economic trends, and internal factors, such as changes in the Company's business strategy, which may re-allocate capital and resources to different or new opportunities which management believes will enhance its overall value but may be to the detriment of an individual reporting unit.

Reporting units with gaming licenses which were identified during our 2024 annual impairment assessment, performed as of October 1, 2024, as having less than a substantial passing margin, in addition to goodwill at our Interactive reporting unit, were subject to a sensitivity analysis to determine the potential impairment losses:

			Amount of impairment loss as a result of:	
(dollars in millions)	Carrying Amount	Passing Margin	Discount Rate +100 bps	Terminal Growth Rate -50 bps
Gaming License				
Boomtown Bossier City	$7.0	— %	$2.0	$0.5
Boomtown New Orleans	$63.3	4.3 %	$6.0	$—
Hollywood Casino at Greektown	$40.0	— %	$9.0	$1.5
Hollywood Casino at PENN National Race Course	$24.0	— %	$6.0	$0.5
L'Auberge Lake Charles	$221.3	6.4 %	$17.0	$—

			Amount of impairment loss as a result of:
(dollars in millions)	Carrying Amount	Passing Margin	a 10% decrease in forecasted revenues and EBITDA
Goodwill			
PENN Interactive	$1,633.2	6.2 %	$107.0

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from adverse changes in interest rates with respect to the short-term floating interest rates on borrowings under our Amended Credit Facilities. As of December 31, 2024, the Company's Amended Credit Facilities had a gross outstanding balance of $1.5 billion, consisting of a $481.3 million Amended Term Loan A Facility and a $975.0 million Amended Term Loan B Facility. As of December 31, 2024, we had $979.1 million of available borrowing capacity under our Amended Revolving Credit Facility. As of the date of this filing, the Company had $40.0 million in outstanding borrowings under its Amended Revolving Credit Facility, resulting in $939.1 million of available borrowing capacity.

The table below provides information about our long-term debt obligations that are sensitive to changes in interest rates, including the notional amounts maturing during the twelve-month period presented and the related weighted-average interest rates by maturity dates as of December 31, 2024.

(dollars in millions)	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Fixed rate	$ —	$ —	$ 400.0	$ —	$ —	$ —	$ 400.0	$ 393.0
Average interest rate			5.625 %					
Fixed rate	$ —	$ —	$ —	$ —	$ 400.0	$ —	$ 400.0	$ 356.0
Average interest rate					4.125 %			
Fixed rate	$ —	$ 330.5	$ —	$ —	$ —	$ —	$ 330.5	$ 355.7
Average interest rate		2.750 %						
Variable rate	$ 37.5	$ 37.5	$ 436.3	$ 10.0	$ 935.0	$ —	$ 1,456.3	$ 1,453.9
Average interest rate [1]	6.353 %	6.363 %	6.313 %	6.569 %	6.585 %			

(1) Estimated rate, reflective of forward SOFR as of December 31, 2024 plus the spread over SOFR applicable to variable-rate borrowing.

Foreign Currency Exchange Rate Risk

We are exposed to currency translation risk because the results of our international entities are reported in local currency, which we then translate to U.S. dollars for inclusion in our Consolidated Financial Statements. As a result, changes between the foreign exchange rates, in particular the Canadian dollar compared to the U.S. dollar, affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results. The results of theScore are reported in Canadian dollars, which we then translate to U.S. dollars for inclusion in our Consolidated Financial Statements. We do not currently enter into hedging arrangements to minimize the impact of foreign currency fluctuations on our operations. We incurred an unrealized foreign currency translation adjustment loss of $139.1 million, an unrealized foreign currency translation gain of $44.1 million, and an unrealized foreign currency translation loss of $114.2 million for the years ended December 31, 2024, 2023, and 2022, respectively, as reported in "Foreign currency translation adjustment during the period" within our Consolidated Statements of Comprehensive Income (Loss).

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PENN Entertainment, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of PENN Entertainment, Inc. and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of operations, of comprehensive income (loss), of changes in stockholders' equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Test - Interactive Reporting Unit

As described in Notes 2 and 8 to the consolidated financial statements, the Company's goodwill balance was $2,563.1 million as of December 31, 2024, and the goodwill associated with the Interactive reporting unit was $1,544.3 million. Goodwill is tested for impairment annually on October 1 of each year, or more frequently if indicators of impairment exist. For the quantitative goodwill impairment test, an income approach, in which a discounted cash flow model is utilized, and a market-based approach using guideline public company multiples of earnings before interest, taxes, depreciation, and amortization (EBITDA) from the Company's peer group are utilized in order to estimate the fair market value of the Company's reporting units. Management compares the fair value of the reporting unit to the carrying amount. If the carrying amount of the reporting unit exceeds the fair value, an impairment is recorded equal to the amount of the excess (not to exceed the amount of goodwill allocated to the reporting unit). As disclosed by management, significant assumptions utilized in the estimation of future cash flows for the Interactive reporting unit include forecasted revenues, forecasted operating expenses, the discount rate, and the terminal year EBITDA exit multiple.

The principal considerations for our determination that performing procedures relating to goodwill impairment test of the Interactive reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Interactive reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenues, forecasted operating expenses, discount rate and terminal year EBITDA exit multiple used in the discounted cash flow model; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment tests, including controls over the valuation of the Interactive reporting unit. These procedures also included, among others, (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenues, forecasted operating expenses, discount rate and terminal year EBITDA exit multiple. Evaluating management's assumptions relating to forecasted revenues and forecasted operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Interactive reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate and terminal year EBITDA exit multiple assumptions.

/s/ PricewaterhouseCoopers LLP

Las Vegas, Nevada
February 27, 2025

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of

PENN Entertainment, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PENN Entertainment, Inc. and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows, for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the 2023 and 2022 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 22, 2024 (February 27, 2025 as to the modified presentation of operating and finance leases discussed in Note 2 and as to Note 17)

We began serving as the Company's auditor in 2017. In 2024 we became the predecessor auditor.

PENN ENTERTAINMENT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)		December 31, 2024		December 31, 2023
Assets				
Current assets				
Cash and cash equivalents	$	706.6	$	1,071.8
Accounts receivable, net		256.8		319.0
Prepaid expenses		152.3		225.6
Other current assets		38.7		42.6
Total current assets		1,154.4		1,659.0
Property and equipment, net		3,705.0		3,514.0
Investment in and advances to unconsolidated affiliates		86.2		84.9
Goodwill		2,563.1		2,695.1
Other intangible assets, net		1,529.9		1,618.2
Operating lease right-of-use assets		3,976.8		4,264.7
Finance lease right-of-use assets		2,014.3		2,041.0
Other assets		232.0		187.3
Total assets	$	15,261.7	$	16,064.2
Liabilities				
Current liabilities				
Accounts payable	$	50.8	$	36.6
Current maturities of long-term debt		38.2		47.6
Current portion of financing obligations		43.5		41.3
Current portion of operating lease liabilities		322.1		302.3
Current portion of finance lease liabilities		53.2		40.3
Accrued expenses and other current liabilities		907.3		1,021.9
Total current liabilities		1,415.1		1,490.0
Long-term debt, net of current maturities, debt discount, and debt issuance costs		2,732.5		2,718.0
Long-term portion of financing obligations		2,343.1		2,386.1
Long-term portion of operating lease liabilities		3,654.3		3,944.1
Long-term portion of finance lease liabilities		2,062.3		2,062.5
Deferred income taxes		61.0		117.6
Other long-term liabilities		135.0		146.3
Total liabilities		12,403.3		12,864.6
Commitments and contingencies (Note 12)				
Stockholders' equity				
Series B preferred stock ($0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding)		—		—
Series C preferred stock ($0.01 par value, 18,500 shares authorized, no shares issued and outstanding)		—		—
Series D preferred stock ($0.01 par value, 5,000 shares authorized, no shares issued and outstanding)		—		—
Common stock ($0.01 par value, 400,000,000 shares authorized, 177,396,073 and 176,719,596 shares issued, and 152,229,171 and 151,552,694 shares outstanding)		1.8		1.8
Exchangeable shares ($0.01 par value, 768,441 shares authorized in both periods, 768,441 and 700,393 shares issued, and 466,534 and 560,267 shares outstanding)		—		—
Treasury stock, at cost, (25,166,902 shares repurchased as of both periods)		(779.5)		(779.5)
Additional paid-in capital		4,542.4		4,436.6
Accumulated deficit		(647.0)		(335.5)
Accumulated other comprehensive loss		(255.0)		(121.3)
Total PENN Entertainment, Inc. stockholders' equity		2,862.7		3,202.1
Non-controlling interest		(4.3)		(2.5)
Total stockholders' equity		2,858.4		3,199.6
Total liabilities and stockholders' equity	$	15,261.7	$	16,064.2

See accompanying notes to the Consolidated Financial Statements.

PENN ENTERTAINMENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)		For the year ended December 31, 2024		2023		2022
Revenues						
Gaming	$	5,169.5	$	4,905.8	$	5,201.7
Food, beverage, hotel, and other		1,408.6		1,457.1		1,200.0
Total revenues		6,578.1		6,362.9		6,401.7
Operating expenses						
Gaming		3,429.0		2,989.4		2,864.4
Food, beverage, hotel, and other		985.5		1,011.4		767.2
General and administrative		1,568.4		1,563.4		1,110.4
Depreciation and amortization		433.6		435.1		567.5
Impairment losses		89.1		130.6		118.2
Loss on disposal of Barstool		—		923.2		—
Total operating expenses		6,505.6		7,053.1		5,427.7
Operating income (loss)		72.5		(690.2)		974.0
Other income (expenses)						
Interest expense, net		(470.5)		(464.7)		(758.2)
Interest income		23.6		40.3		18.3
Income from unconsolidated affiliates		28.1		25.3		23.7
Gain on Barstool Acquisition, net		—		83.4		—
Gain on REIT transactions, net		—		500.8		—
Loss on early extinguishment of debt		(0.3)		—		(10.4)
Other		5.3		5.5		(72.1)
Total other income (expenses)		(413.8)		190.6		(798.7)
Income (loss) before income taxes		(341.3)		(499.6)		175.3
Income tax benefit		28.0		8.2		46.4
Net income (loss)		(313.3)		(491.4)		221.7
Less: Net loss attributable to non-controlling interest		1.8		1.4		0.4
Net income (loss) attributable to PENN Entertainment, Inc.	$	(311.5)	$	(490.0)	$	222.1
Earnings (loss) per share						
Basic earnings (loss) per share	$	(2.05)	$	(3.22)	$	1.37
Diluted earnings (loss) per share	$	(2.05)	$	(3.22)	$	1.29
Weighted-average common shares outstanding—basic		152.1		152.1		161.2
Weighted-average common shares outstanding—diluted		152.1		152.1		176.6

See accompanying notes to the Consolidated Financial Statements.

PENN ENTERTAINMENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)	For the year ended December 31,					
		2024		2023		2022
Net income (loss)	$	(313.3)	$	(491.4)	$	221.7
Other comprehensive income (loss), net of tax:						
Unrealized gain on debt securities		5.4		3.2		—
Foreign currency translation adjustment during the period		(139.1)		44.1		(114.2)
Other comprehensive income (loss)		(133.7)		47.3		(114.2)
Total comprehensive income (loss)		(447.0)		(444.1)		107.5
Less: Comprehensive loss attributable to non-controlling interest		1.8		1.4		0.4
Comprehensive income (loss) attributable to PENN Entertainment, Inc.	$	(445.2)	$	(442.7)	$	107.9

See accompanying notes to the Consolidated Financial Statements.

PENN ENTERTAINMENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in millions, except share data)	Preferred Stock Shares	Preferred Stock Amount	Common Stock PENN Entertainment, Inc. Shares	Common Stock Amount	Common Stock Exchangeable Shares	Common Stock Amount	Treasury Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total PENN Stockholders' Equity	Non-Controlling Interest	Total Stockholders' Equity
Balance as of January 1, 2022	775	$ 25.8	169,561,883	$ 1.7	653,059	$ —	$ (28.4)	$4,239.6	$ (86.5)	$ (54.4)	$4,097.8	$ (0.7)	$4,097.1
Share-based compensation arrangements	—	—	607,818	—	—	—	—	58.1	—	—	58.1	—	58.1
Share repurchases	—	—	(17,561,288)	—	—	—	(601.1)	—	—	—	(601.1)	—	(601.1)
Preferred stock conversions	(194)	(6.4)	194,200	—	—	—	—	6.4	—	—	—	—	—
Common stock issuance	—	—	68,055	—	—	—	—	2.2	—	—	2.2	—	2.2
Exchangeable share conversions	—	—	33,040	—	(33,040)	—	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(114.2)	(114.2)	—	(114.2)
Cumulative-effect adjustment upon adoption of ASU 2020-06	—	—	—	—	—	—	—	(88.2)	18.9	—	(69.3)	—	(69.3)
Net income (loss)	—	—	—	—	—	—	—	—	222.1	—	222.1	(0.4)	221.7
Other	—	—	—	—	—	—	—	2.1	—	—	2.1	—	2.1
Balance as of December 31, 2022	581	19.4	152,903,708	1.7	620,019	—	(629.5)	4,220.2	154.5	(168.6)	3,597.7	(1.1)	3,596.6
Share-based compensation arrangements	—	—	997,137	—	—	—	—	85.9	—	—	85.9	—	85.9
Share issuance in connection with acquisitions	—	—	2,442,809	—	—	—	—	80.8	—	—	80.8	—	80.8
Share repurchases	—	—	(5,438,221)	—	—	—	(149.8)	—	—	—	(149.8)	—	(149.8)
Preferred stock conversions	(581)	(19.4)	580,600	—	—	—	—	19.4	—	—	—	—	—
Common stock issuance	—	—	4,055	—	—	—	—	0.1	—	—	0.1	—	0.1
Exchangeable share issuance	—	—	—	—	2,854	—	—	—	—	—	—	—	—
Exchangeable share conversions	—	—	62,606	—	(62,606)	—	—	—	—	—	—	—	—
Investment Agreement warrants (Note 12)	—	—	—	—	—	—	—	22.8	—	—	22.8	—	22.8
Unrealized gain on debt securities	—	—	—	—	—	—	—	—	—	3.2	3.2	—	3.2
Currency translation adjustment	—	—	—	—	—	—	—	—	—	44.1	44.1	—	44.1
Net loss	—	—	—	—	—	—	—	—	(490.0)	—	(490.0)	(1.4)	(491.4)
Other	—	—	—	0.1	—	—	(0.2)	7.4	—	—	7.3	—	7.3
Balance as of December 31, 2023	—	—	151,552,694	1.8	560,267	—	(779.5)	4,436.6	(335.5)	(121.3)	3,202.1	(2.5)	3,199.6
Share-based compensation arrangements	—	—	510,641	—	—	—	—	52.9	—	—	52.9	—	52.9
Common stock issuance	—	—	4,055	—	—	—	—	0.1	—	—	0.1	—	0.1
Exchangeable share issuance	—	—	—	—	68,048	—	—	—	—	—	—	—	—
Exchangeable share conversions	—	—	161,781	—	(161,781)	—	—	—	—	—	—	—	—
Investment Agreement warrants (Note 12)	—	—	—	—	—	—	—	57.6	—	—	57.6	—	57.6
Unrealized gain on debt securities	—	—	—	—	—	—	—	—	—	5.4	5.4	—	5.4
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(139.1)	(139.1)	—	(139.1)
Net loss	—	—	—	—	—	—	—	—	(311.5)	—	(311.5)	(1.8)	(313.3)
Other	—	—	—	—	—	—	—	(4.8)	—	—	(4.8)	—	(4.8)
Balance as of December 31, 2024	—	$ —	152,229,171	$ 1.8	466,534	$ —	$ (779.5)	$4,542.4	$ (647.0)	$ (255.0)	$2,862.7	$ (4.3)	$2,858.4

See accompanying notes to the Consolidated Financial Statements.

PENN ENTERTAINMENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	For the year ended December 31,		
	2024	**2023**	**2022**
Operating activities			
Net income (loss)	$ (313.3)	$ (491.4)	$ 221.7
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	433.6	435.1	567.5
Amortization of debt discount and debt issuance costs	8.7	8.1	9.0
Noncash interest expense	47.1	36.1	27.6
Noncash operating lease expense	316.6	305.5	87.5
Gain on Barstool Acquisition, net	—	(83.4)	—
Gain on REIT transactions, net	—	(500.8)	—
Loss on disposal of Barstool	—	923.2	—
Holding loss on equity securities	0.1	6.4	69.9
Loss on sale or disposal of property and equipment	10.0	0.1	7.9
Gain on Hurricane Laura	(5.5)	(13.9)	(10.7)
Income from unconsolidated affiliates	(28.1)	(25.3)	(23.7)
Return on investment from unconsolidated affiliates	33.4	33.3	33.8
Deferred income taxes	(58.1)	(32.7)	(150.7)
Stock-based compensation	52.9	85.9	58.1
Investment Agreement warrant expense	67.9	12.5	—
Impairment losses	89.1	130.6	118.2
Loss on early extinguishment of debt	0.3	—	10.4
Changes in operating assets and liabilities, net of businesses acquired			
Accounts receivable	58.9	(74.8)	(81.2)
Prepaid expenses and other current assets	26.7	(66.3)	(24.1)
Other assets	(35.7)	(18.2)	(2.2)
Accounts payable	14.2	(8.6)	(13.4)
Accrued expenses	(67.7)	25.9	17.4
Income taxes	33.4	(50.2)	27.3
Operating lease liabilities	(298.2)	(305.8)	(83.0)
Other current and long-term liabilities	(48.4)	107.4	(2.2)
Other	21.4	17.2	13.1
Net cash provided by operating activities	359.3	455.9	878.2
Investing activities			
Capital expenditures	(482.7)	(360.0)	(263.4)
Proceeds from sale of property and equipment	4.0	0.5	4.9
Hurricane Laura insurance proceeds	3.0	9.0	25.4
Sale of Barstool Sports, net of cash	—	(50.9)	—
Consideration paid for acquisitions of businesses, net of cash acquired	—	(314.6)	—
Consideration paid for gaming licenses and other intangible assets	(57.9)	(21.9)	(9.0)
Cost method investment proceeds received (consideration paid)	0.5	8.0	(15.0)
Other	(8.1)	(12.7)	(1.5)
Net cash used in investing activities	(541.2)	(742.6)	(258.6)

(in millions)	For the year ended December 31,		
	2024	**2023**	**2022**
Financing activities			
Proceeds from issuance of long-term debt, net of discounts	—	—	1,545.0
Repayments on credit facilities	—	—	(1,543.2)
Principal payments on long-term debt	(37.5)	(37.5)	(39.3)
Debt and equity issuance costs	(3.4)	—	(18.2)
Payments of other long-term obligations	(10.1)	(18.7)	(17.8)
Principal payments on financing obligations	(40.8)	(39.2)	(63.2)
Principal payments on finance leases	(50.3)	(47.1)	(110.5)
Proceeds from exercise of options	1.5	5.3	6.9
Repurchase of common stock	—	(149.8)	(601.1)
Proceeds from insurance financing	29.3	34.4	—
Payments on insurance financing	(35.4)	—	—
Indemnification payments	(30.5)	—	—
Other	(9.3)	(10.0)	(11.6)
Net cash used in financing activities	(186.5)	(262.6)	(853.0)
Effect of currency rate changes on cash, cash equivalents, and restricted cash	(2.3)	(0.4)	(2.5)
Change in cash, cash equivalents, and restricted cash	(370.7)	(549.7)	(235.9)
Cash, cash equivalents, and restricted cash at the beginning of the year	1,094.5	1,644.2	1,880.1
Cash, cash equivalents, and restricted cash at the end of the year	$ 723.8	$ 1,094.5	$ 1,644.2

(in millions)	For the year ended December 31,		
	2024	**2023**	**2022**
Reconciliation of cash, cash equivalents, and restricted cash:			
Cash and cash equivalents	$ 706.6	$ 1,071.8	$ 1,624.0
Restricted cash included in Other current assets	16.0	21.5	19.0
Restricted cash included in Other assets	1.2	1.2	1.2
Total cash, cash equivalents, and restricted cash	$ 723.8	$ 1,094.5	$ 1,644.2
Supplemental disclosure:			
Cash paid for interest, net of amounts capitalized	$ 415.5	$ 420.1	$ 721.7
Cash payments (refunds) related to income taxes, net	$ (3.8)	$ 73.9	$ 72.8
Non-cash activities:			
Accrued capital expenditures	$ 53.8	$ 23.5	$ 21.1

See accompanying notes to the Consolidated Financial Statements

Note 1—Organization

Organization: PENN Entertainment, Inc., together with its subsidiaries ("PENN," or the "Company"), is North America's leading provider of integrated entertainment, sports content, and casino gaming experiences. As of the issuance date of this report, PENN operated in 28 jurisdictions throughout North America, with a broadly diversified portfolio of casinos, racetracks, and online sports betting, and iCasino offerings under well-recognized brands including Hollywood Casino®, L'Auberge®, ESPN BET™, and theScore BET Sportsbook and Casino®. PENN's ability to leverage its partnership with ESPN, Inc. and ESPN Enterprises, Inc. (together, "ESPN"), the "worldwide leader in sports," and its ownership of theScore™, the top digital sports media brand in Canada, is central to the Company's highly differentiated strategy to expand its footprint and efficiently grow its customer ecosystem. PENN's focus on organic cross-sell opportunities is reinforced by its market-leading retail casinos, sports media assets, and technology, including a proprietary state-of-the-art, fully integrated digital sports and iCasino betting platform and an in-house iCasino content studio (PENN Game Studios). The Company's portfolio is further bolstered by its industry-leading PENN Play™ customer loyalty program, offering its approximately 32 million members a unique set of rewards and experiences.

The majority of the real estate assets (i.e., land and buildings) used in our operations are subject to triple net master leases; the most significant of which are with Gaming and Leisure Properties, Inc. (Nasdaq: GLPI) ("GLPI"), a real estate investment trust ("REIT"), and include the AR PENN Master Lease, 2023 Master Lease, PENN Master Lease (prior to January 1, 2023), and Pinnacle Master Lease (as such terms are defined in Note 11, "Leases," and collectively referred to as the "Master Leases").

Note 2—Significant Accounting Policies and Basis of Presentation

Basis of Presentation: The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and with the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").

Principles of Consolidation: The Consolidated Financial Statements include the accounts of PENN Entertainment, Inc. and its subsidiaries. Investments in and advances to unconsolidated affiliates that do not meet the consolidation criteria of the authoritative guidance for voting interest entities ("VOEs") or variable interest entities ("VIEs") are accounted for under the equity method. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications: Certain reclassifications have been made to conform the prior period presentation with current year presentation.

Subsequent to the issuance of the Company's Consolidated Financial Statements for the year ended December 31, 2023, we modified the presentation of our December 31, 2023 Consolidated Balance Sheets to separately reflect assets and liabilities associated with our operating and finance leases to conform to the current year presentation and the requirements of ASC 842, "Leases" ("ASC 842"). This presentation modification within our Consolidated Balance Sheets had no impact on the Company's Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Stockholders' Equity, and Consolidated Statements of Cash Flows for the year ended December 31, 2023.

Use of Estimates: The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Estimates used by us may include, among other things, the useful lives for depreciable and amortizable assets, the provision for credit losses, income tax provisions, the evaluation of the future realization of deferred tax assets, indemnification liabilities associated with certain tax matters, determining the adequacy of reserves for self-insured liabilities, the liabilities associated with our PENN Play program, the initial measurements of financing obligations and lease liabilities associated with our Master Leases, the initial selection of useful lives for depreciable and amortizable assets related to acquisitions, contingencies, and litigation inclusive of financing arrangements in which the Company receives up-front cash proceeds, and stock-based compensation expense. Additionally, we use estimates for projected cash flows when assessing the recoverability of long lived assets, asset impairments, goodwill, and other intangible assets. Estimates of projected cash flows are also used in assessing the initial valuation of intangible assets in conjunction with acquisitions. We applied estimation methods consistently for the periods presented within our Consolidated Financial Statements. Actual results may differ from those estimates.

Segment Information: We have five reportable segments: Northeast, South, West, Midwest, and Interactive. Our gaming and racing properties are grouped by geographic location and each is viewed as an operating segment with the exception of our two properties in Jackpot, Nevada, which are viewed as one operating segment. We consider our combined Video Gaming Terminal ("VGT") operations, by state, to be separate operating segments.

The Northeast, South, West and Midwest segments (referred to as our "retail segments") primarily generate revenue from gaming operations (such as slot machines and table games), food and beverage offerings, and hotel visitation. The Interactive segment includes all of our online sports betting, online casino/iCasino, and social gaming (collectively referred to as "online gaming") operations, management of retail sports betting, media, and in prior years, the operating results of Barstool Sports, Inc. ("Barstool" or "Barstool Sports"). We owned 36% of Barstool common stock prior to the February 17, 2023 Barstool Acquisition (as defined in Note 5, "Acquisitions and Dispositions") pursuant to which we acquired the remaining 64% of Barstool common stock. On August 8, 2023, we entered into a stock purchase agreement with David Portnoy (the "Barstool SPA") and we sold 100% of the outstanding shares of Barstool common stock. See Note 17, "Segment Information" and Note 11, "Leases" for further segment and lease structure information, respectively. For financial reporting purposes, we aggregate our operating segments into the following reportable segments:

	Location	Real Estate Assets Lease or Ownership Structure
Northeast segment		
Ameristar East Chicago	East Chicago, Indiana	Pinnacle Master Lease
Hollywood Casino Bangor	Bangor, Maine	AR PENN Master Lease
Hollywood Casino at Charles Town Races	Charles Town, West Virginia	AR PENN Master Lease
Hollywood Casino Columbus	Columbus, Ohio	2023 Master Lease
Hollywood Casino at Greektown	Detroit, Michigan	Greektown Lease
Hollywood Casino Lawrenceburg	Lawrenceburg, Indiana	AR PENN Master Lease
Hollywood Casino Morgantown	Morgantown, Pennsylvania	Morgantown Lease [1]
Hollywood Casino at PENN National Race Course	Grantville, Pennsylvania	AR PENN Master Lease
Hollywood Casino Perryville	Perryville, Maryland	2023 Master Lease
Hollywood Casino at The Meadows	Washington, Pennsylvania	2023 Master Lease
Hollywood Casino Toledo	Toledo, Ohio	2023 Master Lease
Hollywood Casino York	York, Pennsylvania	Operating Lease (not with REIT Landlord)
Hollywood Gaming at Dayton Raceway	Dayton, Ohio	AR PENN Master Lease
Hollywood Gaming at Mahoning Valley Race Course	Youngstown, Ohio	AR PENN Master Lease
Marquee by PENN [2]	Pennsylvania	N/A
Plainridge Park Casino	Plainville, Massachusetts	Pinnacle Master Lease
South segment		
1st Jackpot Casino	Tunica, Mississippi	AR PENN Master Lease
Ameristar Vicksburg	Vicksburg, Mississippi	Pinnacle Master Lease
Boomtown Biloxi	Biloxi, Mississippi	AR PENN Master Lease
Boomtown Bossier City	Bossier City, Louisiana	Pinnacle Master Lease
Boomtown New Orleans	New Orleans, Louisiana	Pinnacle Master Lease
Hollywood Casino Gulf Coast	Bay St. Louis, Mississippi	AR PENN Master Lease
Hollywood Casino Tunica	Tunica, Mississippi	AR PENN Master Lease
L'Auberge Baton Rouge	Baton Rouge, Louisiana	Pinnacle Master Lease
L'Auberge Lake Charles	Lake Charles, Louisiana	Pinnacle Master Lease
Margaritaville Resort Casino	Bossier City, Louisiana	Margaritaville Lease
West segment		
Ameristar Black Hawk	Black Hawk, Colorado	Pinnacle Master Lease
Cactus Petes and Horseshu	Jackpot, Nevada	Pinnacle Master Lease
M Resort Spa Casino	Henderson, Nevada	2023 Master Lease
Zia Park Casino	Hobbs, New Mexico	AR PENN Master Lease
Midwest segment		
Ameristar Council Bluffs	Council Bluffs, Iowa	Pinnacle Master Lease
Argosy Casino Alton [3]	Alton, Illinois	AR PENN Master Lease
Argosy Casino Riverside	Riverside, Missouri	AR PENN Master Lease
Hollywood Casino Aurora	Aurora, Illinois	2023 Master Lease
Hollywood Casino Joliet	Joliet, Illinois	2023 Master Lease
Hollywood Casino at Kansas Speedway [4]	Kansas City, Kansas	Owned - Joint Venture
Hollywood Casino St. Louis	Maryland Heights, Missouri	AR PENN Master Lease
Prairie State Gaming [2]	Illinois	N/A
River City Casino	St. Louis, Missouri	Pinnacle Master Lease

(1) Upon termination of the Morgantown Lease, ownership of the constructed building and all tenant improvements will transfer from the Company to GLPI.

(2) VGT route operations.

(3) The riverboat is owned by us and not subject to the AR PENN Master Lease.

(4) Pursuant to a joint venture with NASCAR Holdings LLC ("NASCAR") and includes the Company's 50% investment in Kansas Entertainment, LLC ("Kansas Entertainment"), which owns Hollywood Casino at Kansas Speedway.

Cash and Cash Equivalents: The Company considers all cash balances and highly-liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

Concentration of Credit Risk: Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company's policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market and tax-free bond funds which are exposed to minimal interest rate and credit risk. The Company has bank deposits and overnight repurchase agreements that exceed federally-insured limits.

Concentration of credit risk, with respect to casino receivables, is limited through the Company's credit evaluation process. The Company issues markers to approved casino customers following investigations of creditworthiness. The Company utilizes a forward-looking current expected credit loss model to measure the provision for credit losses.

The Company's receivables as of December 31, 2024 and 2023 primarily consisted of the following:

	December 31,	
(in millions)	**2024**	**2023**
Markers and returned checks	$ 13.5	$ 14.3
Payment processors, credit card, and other advances to customers	86.1	117.2
Receivables from ATM and cash kiosk transactions	36.4	39.3
Hotel and banquet	3.9	4.9
Racing settlements	7.2	10.2
Online gaming and licensing receivables from third-party operators, including taxes	55.9	77.4
Media receivables	15.7	16.0
Other	41.7	43.9
Provision for credit losses	(3.6)	(4.2)
Accounts receivable, net	$ 256.8	$ 319.0

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation. Capital expenditures are accounted for as either project capital (new facilities or expansions) or maintenance (replacement). Project capital expenditures are for fixed asset additions associated with constructing new facilities, or expansions of existing facilities. Maintenance capital expenditures are expenditures to replace existing fixed assets with a useful life greater than one year that are obsolete, worn out or no longer cost-effective to repair. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

The estimated useful lives of property and equipment are determined based on the nature of the assets as well as the Company's current operating strategy. Depreciation of property and equipment is recorded using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, if any, as follows:

	Years
Land improvements	15
Buildings and improvements	5 to 31
Vessels	10 to 31
Furniture, fixtures, and equipment	1 to 31

All costs funded by the Company considered to be an improvement to the real estate assets subject to any of our Triple Net Leases are recorded as leasehold improvements. Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

The Company reviews the carrying amount of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition, and other regulatory and economic factors. For purposes of recognizing and measuring impairment, assets are grouped at the individual property level representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. In assessing the recoverability of the carrying amount of property and equipment, we must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, we may be required to record an impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income. See Note 7, "Property and Equipment."

Goodwill and Other Intangible Assets: Goodwill represents the future economic benefits of a business combination measured as the excess of the purchase price over the fair value of net assets acquired and has been allocated to our reporting units. Goodwill is tested for impairment annually on October 1st of each year, or more frequently if indicators of impairment exist. For the quantitative goodwill impairment test, an income approach, in which a discounted cash flow ("DCF") model is utilized, and a market-based approach using guideline public company multiples of earnings before interest, taxes, depreciation, and amortization ("EBITDA") from the Company's peer group are utilized in order to estimate the fair market value of the Company's reporting units. In determining the carrying amount of each reporting unit that utilizes real estate assets subject to our Triple Net Leases, if and as applicable, (i) the Company allocates each reporting unit their pro-rata portion of the right-of-use ("ROU") assets, lease liabilities, and/or financing obligations, and (ii) pushes down the carrying amount of the property and equipment subject to such leases. The Company compares the fair value of its reporting units to the carrying amounts. If the carrying amount of the reporting unit exceeds the fair value, an impairment is recorded equal to the amount of the excess (not to exceed the amount of goodwill allocated to the reporting unit).

We consider our gaming licenses, trademarks, and certain other intangible assets to be indefinite-lived based on our future expectations to operate our gaming properties indefinitely as well as our historical experience in renewing these intangible assets at minimal cost with various state commissions. Indefinite-lived intangible assets are tested annually for impairment on October 1st of each year, or more frequently if indicators of impairment exist, by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the indefinite-lived intangible assets exceed their fair value, an impairment is recognized. The Company completes its testing of its indefinite-lived intangible assets prior to assessing the realizability of its goodwill.

The Company assesses the fair value of its gaming licenses using the Greenfield Method under the income approach, which estimates the fair value using a DCF model assuming the Company built a casino with similar utility to that of the existing casino. The method assumes a theoretical start-up company going into business without any assets other than the intangible asset being valued. The Company assesses the fair value of its trademarks using the relief-from-royalty method under the income approach. The principle behind this method is that the value of the trademark is equal to the present value of the after-tax royalty savings attributable to the owned trademark.

Other intangible assets that have a definite-life, including gaming technology and media technology, are amortized on a straight-line basis over their estimated useful lives or related service contract. The Company reviews the carrying amount of its amortizing intangible assets for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should events and circumstances indicate amortizing intangible assets may not be recoverable, the Company performs a test for recoverability whereby estimated undiscounted cash flows are compared to the carrying values of the assets. Should the estimated undiscounted cash flows exceed the carrying value, no impairments are recorded. If the undiscounted cash flows do not exceed the carrying values, an impairment is recorded based on the fair value of the asset, typically measured using either a discounted cash flow or replacement cost approach.

Once an impairment of goodwill or other intangible asset has been recorded, it cannot be reversed. See Note 8, "Goodwill and Other Intangible Assets."

Convertible Debt: Our Convertible Notes (as defined within Note 10, "Long-term Debt") are accounted for in accordance with Accounting Standards Codification ("ASC") 470-20, "Debt with Conversion and Other Options" ("ASC 470-20"). Prior to January 1, 2022, pursuant to ASC 470-20, we accounted for the Convertible Notes using the separate liability (debt) and equity (conversion option) components of the instrument. The equity component was included in "Additional paid-in capital" within our Consolidated Balance Sheets at the issuance date and the value of the equity component was treated as a debt discount. Effective January 1, 2022, we adopted ASU 2020-06, using the modified retrospective approach. As a result, the Convertible Notes are accounted for as a single liability measured at its amortized cost, as no other embedded features require bifurcation. See Note 10, "Long-term Debt" for additional information.

Financing Obligations: In accordance with ASC 842, for transactions in which the Company enters into a contract to sell an asset and leases it back from the seller under a sale and leaseback transaction, the Company must determine whether control of the asset has transferred from the Company. In cases whereby control has not transferred from the Company, we continue to recognize the underlying asset as "Property and equipment, net" within the Consolidated Balance Sheets, which is then depreciated over the shorter of the remaining useful life or lease term. Additionally, a financial liability is recognized and referred to as a financing obligation, in accordance with ASC 470, "Debt" ("ASC 470"). The accounting for financing obligations under ASC 470 is materially consistent with the accounting for finance leases under ASC 842. The Company recognizes interest expense on the minimum lease payments related to a financing obligation under the effective yield method. Contingent payments are recorded to interest expense as incurred. Principal payments associated with financing obligations are presented as financing cash outflows and interest payments associated with financing obligations are presented as operating cash outflows within our Consolidated Statements of Cash Flows. For more information, see Note 7, "Property and Equipment" and Note 11, "Leases."

We concluded that certain components contained within the Master Leases and the Morgantown Lease are required to be accounted for as financing obligations on our Consolidated Balance Sheets in accordance with ASC 842, as control of the underlying assets were not considered to have transferred from the Company.

Operating and Finance Leases: The Company determines if a contract is or contains a leasing element at contract inception or the date in which a modification of an existing contract occurs. In order for a contract to be considered a lease, the contract must transfer the right to control the use of an identified asset for a period of time in exchange for consideration. Control is determined to have occurred if the lessee has the right to (i) obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (ii) direct the use of the identified asset.

In accordance with ASC 842, we elected the following policies: (a) to account for lease and non-lease components as a single component for all classes of underlying assets and (b) to not recognize short-term leases (i.e., leases that are less than 12 months and do not contain purchase options) within the Consolidated Balance Sheets, with the expense related to these short-term leases recorded in total operating expenses within the Consolidated Statements of Operations.

The Company has leasing arrangements that contain both lease and non-lease components. We account for both the lease and non-lease components as a single component for all classes of underlying assets. In determining the present value of lease payments at lease commencement date, the Company utilizes its incremental borrowing rate based on the information available, unless the rate implicit in the lease is readily determinable. The liability for operating and finance leases is based on the present value of future lease payments. Operating lease expenses are primarily recorded as rent expense, which are included within "General and administrative" within the Consolidated Statements of Operations and presented as operating cash outflows within the Consolidated Statements of Cash Flows. Finance lease expenses are recorded as depreciation expense, which is included within "Depreciation and amortization" and "Interest expense, net" within the Consolidated Statements of Operations over the lease term. Principal payments associated with finance leases are presented as financing cash outflows and interest payments associated with finance leases are presented as operating cash outflows within our Consolidated Statements of Cash Flows.

ROU assets are monitored for potential impairment similar to the Company's property and equipment, using the impairment model in ASC 360, "Property, Plant and Equipment." If the Company determines the carrying amount of a ROU asset is not recoverable, it would recognize an impairment charge equivalent to the amount required to reduce the carrying value of the asset to its estimated fair value.

Debt Discount and Debt Issuance Costs: Debt issuance costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense using the effective interest method over the contractual term of the underlying indebtedness. These costs are classified as a direct reduction of long-term debt within the Company's Consolidated Balance Sheets.

Self-Insurance Reserves: The Company is self-insured for employee health coverage, general liability and workers' compensation up to certain stop-loss amounts (for general liability and workers' compensation). We use a reserve method for each reported claim plus an allowance for claims incurred but not yet reported to a fully-developed claims reserve method based on an actuarial computation of ultimate liability. Self-insurance reserves are included in "Accrued expenses and other current liabilities" within the Company's Consolidated Balance Sheets.

Contingent Purchase Price: The consideration for the Company's acquisitions may include future payments that are contingent upon the occurrence of a particular event. We record an obligation for such contingent payments at fair value as of the acquisition date. We revalue our contingent purchase price obligations each reporting period. Changes in the fair value of the contingent purchase price obligation can result from changes to one or multiple inputs, including adjustments to the discount rate and changes in the assumed probabilities of successful achievement of certain financial targets. The changes in the fair value of contingent purchase price are recognized within our Consolidated Statements of Operations as a component of "General and administrative" expense.

Income Taxes: Under ASC 740, "Income Taxes" ("ASC 740"), deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more-likely-than-not (a greater than 50% probability) that some portion or all of the deferred tax assets will not be realized.

The realizability of the net deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The Company considers all available positive and negative evidence including projected future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The evaluation of both positive and negative evidence is a requirement pursuant to ASC 740 in determining more-likely-than-not the net deferred tax assets will be realized. In the event the Company determines that the deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be recorded, which would reduce the provision for income taxes.

ASC 740 also creates a single model to address uncertainty in tax positions and clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. See Note 13, "Income Taxes."

Revenue Recognition: Our revenue from contracts with customers consists primarily of gaming wagers, inclusive of sports betting and iCasino products, food and beverage transactions, hotel room sales, retail transactions, racing wagers, and third-party revenue sharing agreements. See Note 4, "Revenue Disaggregation" for information on our revenue by type and geographic location.

The transaction price for a gaming wagering contract is the difference between gaming wins and losses, not the total amount wagered. The transaction price for food and beverage, hotel, and retail contracts is the net amount collected from the customer for such goods and services. Sales tax and other taxes collected on behalf of governmental authorities are accounted for on the net basis and are not included in revenues or expenses. The transaction price for our racing operations, inclusive of live racing events conducted at our racing facilities and our import and export arrangements, is the commission received from the pari-mutuel pool less contractual fees and obligations primarily consisting of purse funding requirements, simulcasting fees, tote fees and certain pari-mutuel taxes that are directly related to the racing operations. The transaction price for our management service contracts is the amount collected for services rendered in accordance with the contractual terms.

Gaming revenue contracts involve two performance obligations for those customers earning points under our PENN Play program and a single performance obligation for customers that do not participate in the PENN Play program. The Company applies a practical expedient by accounting for its gaming contracts on a portfolio basis as opposed to an individual wagering contract. For purposes of allocating the transaction price in a gaming contract between the wagering performance obligation and the obligation associated with the loyalty points earned, we allocate an amount to the loyalty point contract liability based on the standalone selling price ("SSP") of the points earned, which is determined by the value of a point that can be redeemed for slot play and complimentaries such as, food and beverage at our restaurants, Choice Privilege points, Ticketmaster tickets, lodging at our hotels, and products offered at our PENN Play mall and retail stores, less estimated breakage. The allocated revenue for gaming wagers is recognized at the conclusion of each wager or wagering game hand. The liability associated with the loyalty points is deferred and recognized as revenue when the customer redeems the loyalty points for slot play and complimentaries and such goods and services are delivered to the customer.

Food and beverage, hotel, and retail services have been determined to be separate, standalone performance obligations and the transaction price for such contracts is recorded as revenue as the good or service is transferred to the customer over their stay at the hotel or when the delivery is made for the food and beverage or retail product. Cancellation fees for hotel and meeting space services are recognized upon cancellation by the customer and are included in food, beverage, hotel, and other revenue within our Consolidated Statements of Operations.

Racing revenue contracts, inclusive of our (i) host racing facilities, (ii) import arrangements that permit us to simulcast in live racing events occurring at other racetracks, and (iii) export arrangements that permit our live racing events to be simulcast at other racetracks, provide access to and the processing of wagers into the pari-mutuel pool. The Company has concluded it is not the controlling entity to the arrangement, but rather functions as an agent to the pari-mutuel pool. Commissions earned from the pari-mutuel pool less contractual fees and obligations are recognized on a net basis, which is included within food, beverage, hotel, and other revenues within our Consolidated Statements of Operations.

Management services have been determined to be separate, standalone performance obligations and the transaction price for such contracts are recorded as services are performed. The Company records revenues on a monthly basis calculated by applying the contractual rate called for in the contracts.

In addition to sports betting and iCasino revenues, PENN Interactive generates in-app purchase and advertising revenues from free-to-play social casino games, which can be downloaded to mobile phones and tablets from digital storefronts. Players can purchase virtual playing credits within our social casino games, which allows for increased playing opportunities and functionality. PENN Interactive records deferred revenue from the sale of virtual playing credits and recognizes this revenue over the average redemption period of the credits, which is generally one day. Advertising revenues are recognized in the period when the advertising impression, click, or install delivery occurs.

PENN Interactive also enters into multi-year agreements with sports betting operators for online sports betting and iCasino market access ("Skins") across our portfolio, of which the Company generally receives upfront (i) cash or (ii) cash and equity securities. Additionally, in consideration for the use of each Skin, the Company receives a monthly revenue share amount of the revenues earned by the operators less contractual fees and obligations primarily consisting of taxes, promotional credits, data fees and player costs.

The market access provided to operators by jurisdiction and by activity represent separate performance obligations. The transaction price includes fixed fees for access to certain geographic markets and variable consideration in the form of a monthly revenue share, annual minimum guarantee amounts, and reimbursements for out-of-pocket expenses including jurisdictional gaming taxes. The upfront and fixed access fees relate solely to distinct markets and are allocated to the performance obligations specific to those markets. Market access fees are recognized as revenue over the term of the related market access agreement which commences upon the online launch of the activity by the third-party operator. Monthly revenue share and annual minimum guarantee variable consideration relate directly to the Company's efforts to satisfy each individual performance obligation and, as such, is allocated to each performance obligation. Revenues from monthly revenue shares are recognized in the period in which the revenue was earned by our third-party operators. Minimum guarantee revenue is deferred at the end of the period in which it relates and subsequently recognized as revenue over the remaining term of the market access agreement. The Company also recognizes revenue for reimbursements of certain out-of-pocket expenses, including license fees and jurisdictional gaming taxes. The Company has elected the "right to invoice" practical expedient and recognizes revenue upon incurring reimbursable costs, as appropriate.

Complimentaries Associated with Gaming Contracts

Food, beverage, hotel, and other services furnished to patrons for free as an inducement to gamble at our retail properties or through the redemption of our customers' loyalty points are recorded as "Food, beverage, hotel, and other" revenues at their estimated standalone selling prices, with an offset recorded as a reduction to "Gaming" revenues. The cost of providing complimentary goods and services to patrons as an inducement to gamble as well as for the fulfillment of our loyalty point obligation is included in "Food, beverage, hotel, and other" expenses. Revenues recorded to "Food, beverage, hotel, and other" and offset to "Gaming" revenues were as follows:

| (in millions) | For the year ended December 31, | | |
	2024	2023	2022
Food and beverage	$ 224.6	$ 215.5	$ 209.5
Hotel	139.8	139.0	138.3
Other	9.3	12.4	12.3
Total complimentaries associated with gaming contracts	$ 373.7	$ 366.9	$ 360.1

Additionally, the Company provides discretionary complimentaries in the form of online casino gaming slots and table games and online sports betting free play bonuses. Free play bonuses provided to patrons indirectly contribute to the gaming revenue earned by the Company and are recorded as a reduction of "Gaming" revenues.

Customer-related Liabilities

The Company has three general types of liabilities related to contracts with customers: (i) the obligation associated with its PENN Play program (loyalty points and tier status benefits), (ii) advance payments on goods and services yet to be provided and for unpaid wagers, and (iii) deferred revenue associated with third-party online sports betting and/or iCasino for online sports betting and iCasino market access.

Our PENN Play program connects the Company's brands under one loyalty program and allows members to earn loyalty points, or "PENN Cash," redeemable for slot play and complimentaries, such as food and beverage at our restaurants, lodging at our hotels, the PENN Play redemption marketplace that features popular retailers, and products offered at our retail stores across the vast majority of our properties. In addition, members of the PENN Play program earn credit toward tier status, which entitles them to receive certain other benefits, such as priority access, discounts, gifts, trips to PENN destinations, partner experiences, and PENN Cash. The obligation associated with our PENN Play program, which is included in "Accrued expenses and other current liabilities" within our Consolidated Balance Sheets, was $29.7 million and $33.1 million as of December 31, 2024 and 2023, respectively, and consisted principally of the obligation associated with the loyalty points. Our loyalty point obligations are generally settled within six months of issuance. Changes between the opening and closing balances primarily relate to the timing of our customers' election to redeem loyalty points as well as the timing of when our customers receive their earned tier status benefits.

The Company's advance payments on goods and services yet to be provided and for unpaid wagers primarily consist of the following: (i) deposits on rooms and convention space, (ii) money deposited on behalf of a customer in advance of their property visit (referred to as "safekeeping" or "front money"), (iii) money deposited in an online wallet not yet wagered, (iv) money deposited in an online wallet for pending and concluded wagers not yet withdrawn, (v) outstanding tickets generated by slot machine play, sports betting, or pari-mutuel wagering, (vi) outstanding chip liabilities, (vii) unclaimed jackpots, and (viii) gift cards redeemable at our properties. Unpaid wagers generally represent obligations stemming from prior wagering events, of which revenue was previously recognized. The Company's advance payments on goods and services yet to be provided and for unpaid wagers were $151.4 million and $192.6 million as of December 31, 2024 and 2023, respectively, and are included in "Accrued expenses and other current liabilities" within our Consolidated Balance Sheets.

The Company's deferred revenue is primarily related to PENN Interactive, our wholly-owned interactive division, which enters into multi-year agreements with third-party online sports betting and/or iCasino operators for online sports betting and iCasino market access across our portfolio of properties.

As of December 31, 2024, and 2023, our deferred revenue balance was $42.6 million and $39.0 million, respectively, the majority of which is included in "Other long-term liabilities" within our Consolidated Balance Sheets. During the years ended December 31, 2024, 2023, and 2022 we recognized revenue of $5.7 million, $21.6 million, and $10.7 million, respectively, that was included in the December 31, 2023, 2022, and 2021 deferred revenue balances.

Advertising: The Company expenses advertising costs the first time the advertising takes place or as incurred. Advertising expenses, which includes media marketing services and brand and other rights provided by ESPN pursuant to the Sportsbook Agreement (as defined in Note 4, "Revenue Disaggregation"), and other media placement costs and are primarily included in "Gaming" expenses within the Consolidated Statements of Operations, were $456.4 million, $173.3 million, and $94.8 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Gaming and Pari-mutuel Taxes: We are subject to gaming and pari-mutuel taxes based on gross gaming revenue and pari-mutuel revenue in the jurisdictions in which we operate, as well as taxes on revenues derived from arrangements which allow for third-party online sports betting and/or iCasino partners to operate online sportsbooks and iCasinos under our gaming licenses. The Company primarily recognizes gaming and pari-mutuel tax expense based on the statutorily required percentage of revenue that is required to be paid to state, provincial and/or local jurisdictions in the states and provinces where or in which the wagering occurs. Also, included in gaming and pari-mutuel taxes are costs to support the operations of local regulatory authorities which some jurisdictions require us to pay. Gaming and pari-mutuel taxes are recorded in "Gaming" expenses or "Food, beverage, hotel, and other" expenses within the Consolidated Statements of Operations, and were $2.3 billion, $2.3 billion, and $2.2 billion for the years ended December 31, 2024, 2023, and 2022, respectively.

Foreign Currency Translation: The functional currency of the Company's foreign subsidiaries is the local currency in which the subsidiary operates. Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Translation adjustments resulting from this process are recorded to other comprehensive income (loss). Revenues and expenses are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency transactions are included in "Other" within our Consolidated Statements of Operations.

Comprehensive Income or Loss and Accumulated Other Comprehensive Income or Loss: Comprehensive income (loss) includes net income (loss) and all other non-stockholder changes in equity, or other comprehensive income (loss). The balance of accumulated other comprehensive loss consists of foreign currency translation adjustments and unrealized gains or losses on debt securities.

Stock-Based Compensation: The cost of employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the award and the expense is recognized ratably over the requisite service period. The Company accounts for forfeitures in the period in which they occur based on actual amounts. The fair value of stock options is estimated at the grant date using the Black-Scholes option-pricing model, which requires us to make assumptions, including the expected term, which is based on the contractual term of the stock option and historical exercise data of the Company's employees; the risk-free interest rate, which is based on the U.S. Treasury spot rate with a term equal to the expected term assumed at the grant date; the expected volatility, which is estimated based on the historical volatility of the Company's stock price over the expected term assumed at the grant date; and the expected dividend yield, which is zero since we have not historically paid dividends. See Note 15, "Stock-based Compensation."

Earnings or Loss Per Share: Basic earnings or loss per share ("EPS") is computed by dividing net income or loss applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the additional dilution, if any, for all potentially-dilutive securities such as warrants, stock options, unvested restricted stock awards ("RSAs") and restricted stock units ("RSUs") (collectively with RSAs, "restricted stock"), outstanding convertible preferred stock, and convertible debt.

Holders of the Company's Series D Preferred Stock (as defined in Note 6, "Investments in and Advances to Unconsolidated Affiliates") were entitled to participate equally and ratably in all dividends and distributions paid to holders of PENN common stock irrespective of any vesting requirement. Accordingly, the Series D Preferred Stock shares were considered a participating security, and the Company was required to apply the two-class method to consider the impact of the preferred shares on the calculation of basic and diluted EPS. The previous holders of the Company's Series D Preferred Stock were not obligated to absorb losses; therefore, in reporting periods where the Company was in a net loss position, it did not apply the two-class method. In reporting periods where the Company was in a net income position, the two-class method was applied by allocating all earnings during the period to common shares and preferred shares. See Note 16, "Earnings (Loss) per Share" for more information. As discussed in Note 14, "Stockholders' Equity," all remaining outstanding shares of Series D Preferred Stock were converted to common stock during the third quarter of 2023. There were no outstanding shares of Series D Preferred Stock as of December 31, 2024.

Guarantees and Indemnifications: The Company accounts for indemnity obligations in accordance with ASC Topic 460-20, "Contingencies" and records a liability at fair value. Pursuant to the Barstool SPA, the Company agreed to indemnify Barstool and its subsidiaries and David Portnoy for certain tax matters. The indemnity provisions generally provide for the Company's control of defense and settlement of claims, as well as certain other costs associated with potential tax matters related to Barstool and its subsidiaries and David Portnoy. Claims under the indemnification are paid upon demand. In the second quarter of 2024, the Company paid $30.5 million in settlement costs under this indemnification obligation. Provisions in the Barstool SPA limit the time within which an indemnification claim can be made to the later of the resolution of the indemnification claim or the relevant statutes of limitations. The maximum potential amount of future payments the Company could be required to make under this indemnification agreement is not estimable at this time due to uncertainties related to potential outcomes and other unique facts and circumstances involved in the Barstool SPA. As of December 31, 2024 and 2023, the Company has recorded liabilities of $39.5 million and $70.0 million for this agreement, respectively. See Note 5, "Acquisitions and Dispositions" and Note 18, "Fair Value Measurements." for more information.

Application of Business Combination Accounting: We utilize the acquisition method of accounting in accordance with ASC 805, "Business Combinations," which requires us to allocate the purchase price to tangible and identifiable intangible assets based on their fair values. The excess of the purchase price over the fair value ascribed to tangible and identifiable intangible assets is recorded as goodwill. If the fair value ascribed to tangible and identifiable intangible assets changes during the measurement period (due to additional information being available and related Company analysis), the measurement period adjustment is recognized in the reporting period in which the adjustment amount is determined and offset against goodwill. The measurement period for our acquisitions is no more than one year in duration. See Note 5, "Acquisitions and Dispositions."

Voting Interest Entities and Variable Interest Entities: The Company consolidates all subsidiaries or other entities in which it has a controlling financial interest. The consolidation guidance requires an analysis to determine if an entity should be evaluated for consolidation using the VOE model or the VIE model. Under the VOE model, controlling financial interest is generally defined as a majority ownership of voting rights. Under the VIE model, controlling financial interest is defined as (i) the power to direct activities that most significantly impact the economic performance of the entity and (ii) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the entity. For those entities that qualify as a VIE, the primary beneficiary is generally defined as the party who has a controlling financial interest in the VIE. The Company consolidates the financial position and results of operations of every VOE in which it has a controlling financial interest and VIEs in which it is considered to be the primary beneficiary. See Note 6, "Investments in and Advances to Unconsolidated Affiliates."

Note 3—New Accounting Pronouncements

Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 updates the requirements for a public entity to disclose its significant segment expense categories and amounts for each reportable segment. A significant segment expense is considered an expense that is significant to the segment, regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and included in the reported measure of segment profit or loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 required a retrospective adoption to all prior periods presented in the financial statements. The adoption of ASU 2023-07 resulted in additional disclosures in the notes to the Consolidated Financial Statements. See Note 17, "Segment Information."

Accounting Pronouncements to be Implemented

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 updates the requirements for a public entity to enhance income tax disclosures to provide a better assessment on how an entity's operations, related tax risks, tax planning, and operational opportunities affect its tax rate and prospects for future cash flows. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The primary purpose of the new ASU 2023-09 is to enhance the transparency of income tax disclosures and we expect that any impact would be limited to additional disclosures in the notes to the Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 updates the requirements for a public entity to disclose additional information about specific expense categories in the notes to financial statements. ASU 2024-03 does not change or remove current expense disclosure requirements, however, it affects where this information appears in the notes to financial statements. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. We are conducting our assessment of the impact of the adoption of ASU 2024-03 and currently expect it to result in additional disclosures in the notes to the Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-04, "Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments" ("ASU 2024-04"). ASU 2024-04 clarifies the determination of accounting treatment required for settlement of convertible debt (particularly, cash convertible instruments) at terms that differ from the original conversion terms. ASU 2024-04 is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. The primary purpose of the new ASU 2024-04 is to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20, Debt—Debt with Conversion and Other Options. We are conducting our assessment of the impact of the adoption of ASU 2024-04 and currently do not expect it to have a material impact on our Consolidated Financial Statements.

Note 4—Revenue Disaggregation

Our revenues are generated principally by providing the following types of services: (i) gaming, inclusive of retail sports betting, iCasino, and online sports betting; (ii) food and beverage; (iii) hotel; and (iv) other. Other revenues are principally comprised of PENN Interactive's revenues generated from third-party online sports betting and the related gross-up for taxes, racing operations, advertising, retail, and commissions received on ATM transactions. Our revenue is disaggregated by type of revenue and geographic location (with no single foreign country's revenue representing more than 10% of total consolidated revenues) of the related properties, which is consistent with our reportable segments, as follows:

									For the year ended December 31, 2024								
(in millions)	Northeast		South		West		Midwest		Interactive [1]		Other		Intersegment Eliminations [2]		Total	
Revenues:																
Gaming	$	2,465.0	$	904.1	$	366.6	$	1,043.6	$	390.2	$	—	$	—	$	5,169.5
Food and beverage		147.8		132.7		73.9		62.3		—		3.5		—		420.2
Hotel		54.3		91.6		66.2		37.9		—		—		—		250.0
Other		88.6		40.6		18.6		28.4		569.7		16.1		(23.6)		738.4
Total revenues	$	2,755.7	$	1,169.0	$	525.3	$	1,172.2	$	959.9	$	19.6	$	(23.6)	$	6,578.1

For the year ended December 31, 2023

(in millions)	Northeast	South	West	Midwest	Interactive [1]	Other	Intersegment Eliminations [2]	Total
Revenues:								
Gaming	$ 2,451.4	$ 950.3	$ 376.5	$ 1,046.5	$ 81.1	$ —	$ —	$ 4,905.8
Food and beverage	144.0	132.1	71.8	59.9	—	3.1	—	410.9
Hotel	55.3	93.7	61.0	37.3	—	—	—	247.3
Other	87.7	40.3	19.2	28.9	637.7	17.1	(32.0)	798.9
Total revenues	$ 2,738.4	$ 1,216.4	$ 528.5	$ 1,172.6	$ 718.8	$ 20.2	$ (32.0)	$ 6,362.9

For the year ended December 31, 2022

(in millions)	Northeast	South	West	Midwest	Interactive [1]	Other	Intersegment Eliminations [2]	Total
Revenues:								
Gaming	$ 2,434.0	$ 1,050.7	$ 387.6	$ 1,045.9	$ 283.5	$ —	$ —	$ 5,201.7
Food and beverage	132.4	126.8	80.3	53.7	—	3.5	—	396.7
Hotel	43.4	96.3	89.0	33.3	—	—	—	262.0
Other	86.1	40.4	25.0	26.7	379.6	17.8	(34.3)	541.3
Total revenues	$ 2,695.9	$ 1,314.2	$ 581.9	$ 1,159.6	$ 663.1	$ 21.3	$ (34.3)	$ 6,401.7

(1) Other revenues within the Interactive segment are inclusive of gaming tax reimbursement amounts related to third-party online sports betting and/or iCasino partners for online sports betting and iCasino market access of $435.6 million, $390.4 million, and $251.6 million for the years ended December 31, 2024, 2023, and 2022, respectively. Additionally, due to the inclusion of Barstool operating results prior to the disposition on August 8, 2023, other revenues within the Interactive segment for the year ended December 31, 2023 included $105.8 million in advertising revenue and $29.8 million in retail revenue.

(2) Primarily represents the elimination of intersegment revenues associated with our retail sportsbooks, which are operated by PENN Interactive.

Note 5—Acquisitions and Dispositions

Tropicana Las Vegas

On January 11, 2022, PENN entered into a definitive purchase agreement to sell its outstanding equity interest in Tropicana Las Vegas Hotel and Casino, Inc. ("Tropicana"), which had the gaming license and operated the Tropicana, to Bally's Corporation. The transaction closed on September 26, 2022.

Barstool Acquisition and Disposition

On February 17, 2023, we acquired the remaining 64% of the outstanding shares of Barstool common stock not already owned by us for consideration of approximately $405.5 million, which is inclusive of cash and common stock issuance, repayment of Barstool indebtedness of $23.8 million, transaction expenses and other purchase price adjustments in accordance with GAAP (the "Barstool Acquisition"). Prior to the acquisition, we held a 36% ownership interest, which was accounted for under the equity method. At the closing of the Barstool Acquisition, we obtained 100% of the Barstool common stock, and determined the fair value of Barstool to be $660.0 million based on market participant assumptions, as discussed below. Upon the completion of the Barstool Acquisition, Barstool became an indirect wholly owned subsidiary of PENN. We issued 2,442,809 shares of our common stock to certain former stockholders of Barstool for the Barstool Acquisition (see Note 14, "Stockholders' Equity" for further information) and utilized $315.3 million of cash to complete the Barstool Acquisition, inclusive of transaction expenses and repayment of Barstool indebtedness.

The Company held 36% of the outstanding shares of Barstool common stock prior to the Barstool Acquisition and, as such, the acquisition date estimated fair value of this previously held investment was a component of the purchase consideration. Based on the acquisition date fair value of Barstool of $660.0 million and the carrying amount of this investment of $171.1 million, the Company recorded a gain of $66.5 million related to remeasurement of the equity investment immediately prior to the acquisition date, which is included in "Gain on Barstool Acquisition, net" within our Consolidated Statements of Operations. The Company also recorded a gain of $16.9 million related to the acquisition of the remaining 64% of Barstool common stock, which is included in "Gain on Barstool Acquisition, net" within our Consolidated Statements of Operations.

The following table reflects the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed, with the excess recorded as goodwill, at the February 17, 2023 acquisition date.

(in millions)	Fair value
Cash and cash equivalents	$ 10.1
Accounts receivable	44.8
Inventory	25.2
Other current assets	5.0
Lease right-of-use assets	13.5
Property and equipment	3.8
Goodwill	231.9
Other intangible assets	
Barstool tradename	420.0
Advertising relationships	32.0
Other tradenames and brands	29.0
Customer relationships	11.0
Other long-term assets	18.7
Total assets	$ 845.0
Accounts payable, accrued expenses and other current liabilities	$ 38.7
Deferred income taxes	115.9
Other long-term liabilities	30.4
Total liabilities	185.0
Net assets acquired	$ 660.0

The Company used the income, or cost approach for the valuation, as appropriate, and used valuation inputs in these models and analyses that were based on market participant assumptions. Market participants are considered to be buyers and sellers unrelated to the Company in the principal or most advantageous market for the asset or liability.

Acquired identifiable intangible assets consisted of the Barstool tradename, advertising relationships, other tradenames and brands, and customer relationships. The Barstool tradename was determined to be an indefinite-lived intangible asset. All other intangible assets were determined to be definite-lived with assigned useful lives primarily ranging from 2-5 years.

Goodwill, none of which was deductible for tax purposes, represented approximately 35.1% of the net assets acquired and was allocated to the Company's Interactive segment. Goodwill was primarily attributable to synergies and cross selling opportunities to Barstool's existing customer base.

The following valuation approaches were utilized to determine the fair value of each intangible asset at the February 17, 2023 acquisition date:

Intangible Asset	Valuation Approach
Barstool tradename	Relief-from-royalty (variation of income approach)
Advertising relationships	With-and-without (variation of income approach)
Other tradenames and brands	Relief-from-royalty (variation of income approach)
Customer relationships	Replacement cost

Barstool's revenue and net loss were included in our results for the period beginning February 17, 2023 through August 7, 2023, the day prior to the Barstool SPA, as described below. Barstool's revenue and net loss for the period beginning February 17, 2023 through August 7, 2023, included in the Consolidated Statements of Operations, were $99.2 million and $23.9 million, respectively.

On August 8, 2023, PENN entered into a Sportsbook Agreement (the "Sportsbook Agreement") with ESPN, which provides for a long-term strategic relationship between PENN and ESPN relating to online sports betting in the United States.

Pursuant to the Sportsbook Agreement, PENN rebranded the existing Barstool Sportsbook across all online platforms in the United States as ESPN BET (the "Sportsbook") and oversees daily operations of the Sportsbook. See Note 12, "Commitments and Contingencies" for more information related to the Sportsbook Agreement.

In connection with PENN's decision to rebrand our online sports betting business from Barstool Sportsbook to ESPN BET pursuant to the Sportsbook Agreement as discussed above, PENN entered into the Barstool SPA with David Portnoy on August 8, 2023. Pursuant to the Barstool SPA, PENN sold 100% of the outstanding shares of Barstool to David Portnoy in exchange for nominal cash consideration and certain non-compete and other restrictive covenants. Pursuant to the Barstool SPA, PENN has the right to receive 50% of the gross proceeds received by David Portnoy in any subsequent sale or other monetization event of Barstool.

On August 8, 2023, the Company's Board of Directors approved the sale of Barstool to David Portnoy, and we classified the assets and liabilities to be disposed of as held-for-sale. These assets and liabilities were measured at the lower of (i) the carrying value when we classified the disposal group as held-for-sale or (ii) the fair value of the disposal group, less costs to sell. The Company recognized a pre-tax loss on disposal of $923.2 million (inclusive of $714.8 million in goodwill and intangible assets write offs and a $70.0 million indemnification liability discussed below) during the third quarter of 2023, included in "Loss on disposal of Barstool" within our Consolidated Statements of Operations. Pursuant to the Barstool SPA, PENN will indemnify Barstool and its subsidiaries and David Portnoy for certain tax matters. Liabilities associated with the indemnification of $35.0 million were recorded in "Accrued expenses and other current liabilities" and $35.0 million were recorded in "Other long-term liabilities" within our Consolidated Balance Sheets as of December 31, 2023. The indemnity provisions generally provide for the Company's control of defense and settlement of claims, as well as certain other costs, associated with potential tax matters related to Barstool and its subsidiaries and David Portnoy. Claims under the indemnification are paid upon demand. Provisions in the Barstool SPA limit the time within which an indemnification claim can be made to the later of the resolution of the indemnification claim or the relevant statutes of limitations. In the second quarter of 2024, the Company paid $30.5 million in settlement costs under this indemnification obligation. The maximum potential amount of future payments the Company could be required to make under this indemnification agreement is not estimable at this time due to uncertainties related to potential outcomes and other unique facts and circumstances involved in the Barstool SPA.

For information on the tax-related impacts from the Barstool transactions, see Note 13, "Income Taxes."

The following table reflects the major classes of assets and liabilities disposed of pursuant to the Barstool SPA, which were part of the Interactive segment:

(in millions)	August 8, 2023
Current assets	
Cash and cash equivalents	$ 50.9
Accounts receivable, net	53.5
Inventory, net	21.9
Other current assets	6.4
Total current assets	132.7
Property and equipment, net	8.8
Goodwill	231.9
Other intangible assets, net	482.9
Lease right-of-use assets	21.4
Other assets	21.0
Total assets	$ 898.7
Current liabilities	
Accounts payable	$ 11.1
Accrued expenses and other current liabilities	23.1
Total current liabilities	34.2
Other long-term liabilities	19.9
Total liabilities	$ 54.1

Note 6—Investments in and Advances to Unconsolidated Affiliates

Investment in Barstool

In February 2020, we closed on our investment in Barstool pursuant to a stock purchase agreement with Barstool and certain stockholders of Barstool, in which we purchased 36% (inclusive of 1% on a delayed basis) of the common stock, par value $0.0001 per share, of Barstool for a purchase price of $161.2 million. The purchase price consisted of $135.0 million in cash and $23.1 million in shares of a new class of non-voting convertible preferred stock of the Company, in which we issued 883 shares of Series D Preferred Stock, par value $0.01 (the "Series D Preferred Stock"), to certain individual stockholders affiliated with Barstool. With respect to the remaining Barstool shares, we had immediately exercisable call rights and the existing Barstool stockholders had put rights, exercisable beginning three years after closing. Pursuant to the Barstool SPA, on August 11, 2023, all remaining outstanding shares of Series D Preferred Stock were converted to common stock. See Note 14, "Stockholders' Equity" for further information.

Prior to the acquisition of the remaining Barstool shares (which occurred on February 17, 2023 as discussed in Note 5, "Acquisitions and Dispositions"), the Company determined that it did not qualify as the primary beneficiary of Barstool either at the commencement date of its investment or for subsequent periods prior to the acquisition, primarily as a result of the Company not having the power to direct the activities of the VIE that most significantly affect Barstool's performance. Therefore, the Company did not consolidate the financial position nor the results of operations of Barstool and we recorded our proportionate share of Barstool's net income or loss one quarter in arrears during the year ended December 31, 2022 and during the period January 1, 2023 through February 16, 2023.

Kansas Joint Venture

As of December 31, 2024 and 2023, our investment in Kansas Entertainment was $80.9 million and $80.8 million, respectively. During the years ended December 31, 2024, 2023, and 2022, the Company received distributions from Kansas Entertainment totaling $33.4 million, $33.3 million, and $33.8 million, respectively. The Company deems these distributions to be returns on its investment based on the source of those cash flows from the normal business operations of Kansas Entertainment.

The Company has determined that Kansas Entertainment does not qualify as a VIE. Using the guidance for entities that are not VIEs, the Company determined that it did not have a controlling financial interest in the joint venture, primarily as it did not have the ability to direct the activities of the joint venture that most significantly impacted the joint venture's economic performance without the input of NASCAR. Therefore, the Company did not consolidate the financial position of Kansas Entertainment as of December 31, 2024 and 2023, nor the results of operations for the years ended December 31, 2024, 2023, and 2022.

The following table provides summarized balance sheet and results of operations information related to Kansas Entertainment and our share of income from unconsolidated affiliates from our investment in Kansas Entertainment:

(in millions)	December 31, 2024	December 31, 2023
Current assets	$ 24.1	$ 24.1
Long-term assets	$ 139.5	$ 144.0
Current liabilities	$ 16.2	$ 21.0

(in millions)	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenues	$ 175.9	$ 170.8	$ 161.9
Operating expenses	109.1	105.6	99.0
Operating income	66.8	65.2	62.9
Net income	$ 66.9	$ 65.2	$ 62.9
Net income attributable to PENN Entertainment, Inc.	$ 33.5	$ 32.6	$ 31.5

Note 7—Property and Equipment

Property and equipment, net, consisted of the following:

(in millions)	December 31, 2024		December 31, 2023	
Property and equipment - Not Subject to Master Leases				
Land and improvements	$	125.5	$	137.2
Building, vessels, and improvements		323.4		323.2
Furniture, fixtures, and equipment		1,852.9		1,846.3
Leasehold improvements		584.4		521.2
Construction in progress		491.4		172.8
		3,377.6		3,000.7
Less: Accumulated depreciation		(1,900.3)		(1,813.7)
		1,477.3		1,187.0
Property and equipment - Subject to Master Leases				
Land and improvements		1,427.1		1,427.1
Building, vessels, and improvements		1,591.3		1,591.3
		3,018.4		3,018.4
Less: Accumulated depreciation		(790.7)		(691.4)
		2,227.7		2,327.0
Property and equipment, net	$	3,705.0	$	3,514.0

Depreciation expense was as follows:

(in millions)	For the year ended December 31, 2024		2023		2022	
Depreciation expense [1]	$	293.9	$	288.7	$	329.1

(1) During the years ended December 31, 2024, 2023, and 2022, we recorded depreciation expense of $99.3 million, $112.4 million, and $175.6 million, respectively, related to real estate assets subject to our Master Leases.

Note 8—Goodwill and Other Intangible Assets

A reconciliation of goodwill and accumulated goodwill impairment losses, by reportable segment, is as follows:

(in millions)	Northeast	South	West	Midwest	Interactive	Other	Total
Balance as of January 1, 2023							
Goodwill, gross	$ 923.5	$ 236.6	$ 216.8	$ 1,116.7	$ 1,628.4	$ 87.7	$ 4,209.7
Accumulated goodwill impairment losses	(798.8)	(61.0)	(16.6)	(556.1)	—	(87.7)	(1,520.2)
Goodwill, net	$ 124.7	$ 175.6	$ 200.2	$ 560.6	$ 1,628.4	$ —	$ 2,689.5
Goodwill acquired during year	—	—	—	—	231.9	—	231.9
Goodwill disposed of during the year	—	—	—	—	(231.9)	—	(231.9)
Effect of foreign currency exchange rates	—	—	—	—	35.6	—	35.6
Impairment losses during year	(30.0)	—	—	—	—	—	(30.0)
Balance as of December 31, 2023							
Goodwill, gross	$ 923.5	$ 236.6	$ 216.8	$ 1,116.7	$ 1,664.0	$ 87.7	$ 4,245.3
Accumulated goodwill impairment losses	(828.8)	(61.0)	(16.6)	(556.1)	—	(87.7)	(1,550.2)
Goodwill, net	$ 94.7	$ 175.6	$ 200.2	$ 560.6	$ 1,664.0	$ —	$ 2,695.1
Effect of foreign currency exchange rates	—	—	—	—	(119.7)	—	(119.7)
Impairment losses during year	—	(6.1)	—	(6.2)	—	—	(12.3)
Balance as of December 31, 2024							
Goodwill, gross	$ 923.5	$ 236.6	$ 216.8	$ 1,116.7	$ 1,544.3	$ 87.7	$ 4,125.6
Accumulated goodwill impairment losses	(828.8)	(67.1)	(16.6)	(562.3)	—	(87.7)	(1,562.5)
Goodwill, net	$ 94.7	$ 169.5	$ 200.2	$ 554.4	$ 1,544.3	$ —	$ 2,563.1

During the year ended December 31, 2023, in connection with the Barstool SPA, we recorded a pre-tax loss on disposal of $923.2 million, inclusive of a goodwill write-off of $231.9 million as well as trademarks and other intangible assets write-offs of $482.9 million, all within our Interactive segment. See Note 5, "Acquisitions and Dispositions."

Annual Assessments for Impairment

	For the year ended December 31,						
	2024			**2023**		**2022**	
(in millions)	Goodwill	Gaming Licenses	Trademarks	Goodwill	Gaming Licenses	Goodwill	Gaming Licenses
Segment:							
Northeast	—	66.0	1.0	30.0	100.6	37.4	79.0
South	6.1	3.3	6.5	—	—	—	—
Midwest	6.2	—	—	—	—	—	—
Total:	$ 12.3	$ 69.3	$ 7.5	$ 30.0	$ 100.6	$ 37.4	$ 79.0

In 2024, we recorded impairment charges totaling $12.3 million in our South and Midwest segments due to increased competition that led to slight reductions in long-term cash flow projections at certain of our properties. In 2023 and 2022, we recorded impairment charges of $30.0 million and $37.4 million, respectively, at our Hollywood Casino Greektown ("Greektown") reporting unit due to continued economic challenges in the region in which it operates, as well as the majority of the hotel being out of service in 2022 for longer than anticipated during renovations caused by water damage. The estimated fair value of the reporting units was determined through a combination of a discounted cash flow model and a market-based approach, which utilized Level 3 inputs.

In 2024, 2023, and 2022, we recorded impairment charges of $69.3 million, $100.6 million, and $79.0 million, respectively, on our gaming licenses, primarily in our Northeast region. A former expansion of legislation in the market and increased supply resulted in reductions in long-term cash flow projections for certain of our properties, resulting in impairment of gaming licenses. The estimated fair values of the gaming licenses were determined by using a discounted cash flow model, which utilized Level 3 inputs.

In 2024, we recorded impairment charges of $7.5 million to our trademarks for one property each in our Northeast and South segments due to reductions in long-term projections as a result of increased competition. The estimated fair values of trademarks were determined by using discounted cash flow models, which utilized Level 3 inputs.

Impairment on goodwill, gaming licenses, and trademarks are recorded to "Impairment losses" within our Consolidated Statement of Operations.

Carrying Values of Goodwill and Other Intangible Assets

As of October 1, 2024, the date of the most recent annual impairment test, four reporting units had negative carrying amounts. The amount of goodwill at these reporting units was as follows (in millions):

Northeast segment	
Plainridge Park Casino	$ 6.3
South segment	
Ameristar Vicksburg	$ 19.5
West segment	
Cactus Petes and Horseshu	$ 10.2
Midwest segment	
Ameristar Council Bluffs	$ 36.2

The table below presents the gross carrying amount, accumulated amortization, and net carrying amount of each major class of other intangible assets:

	December 31, 2024			December 31, 2023		
(in millions)	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Indefinite-lived intangible assets						
Gaming licenses	$ 1,064.9	$ —	$ 1,064.9	$ 1,107.2	$ —	$ 1,107.2
Trademarks	319.5	—	319.5	334.4	—	334.4
Other	0.6	—	0.6	0.7	—	0.7
Amortizing intangible assets						
Customer relationships	111.6	(106.6)	5.0	112.1	(103.7)	8.4
Technology	303.0	(184.9)	118.1	286.0	(132.3)	153.7
Other	40.1	(18.3)	21.8	29.0	(15.2)	13.8
Total other intangible assets, net	$ 1,839.7	$ (309.8)	$ 1,529.9	$ 1,869.4	$ (251.2)	$ 1,618.2

During the year ended December 31, 2024, we acquired a gaming license for operating online sports wagering in the state of New York, which was recorded to "Gaming licenses" at its fair value of $25.0 million.

During the year ended December 31, 2023, in connection with the Barstool SPA, we recorded a pre-tax loss on disposal of $923.2 million, inclusive of trademarks and other intangible assets write-offs of $482.9 million in our Interactive segment. See Note 5, "Acquisitions and Dispositions."

Amortization expense related to our amortizing intangible assets was $49.9 million, $58.8 million, and $56.7 million for the years ended December 31, 2024, 2023, and 2022, respectively. The following table presents the estimated amortization expense based on our amortizing intangible assets as of December 31, 2024 (in millions):

Years ending December 31:		
2025	$	55.5
2026		35.4
2027		24.4
2028		18.3
2029		2.7
Thereafter		8.6
Total	$	144.9

Note 9—Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

		December 31,		
(in millions)		2024		2023
Accrued salaries and wages	$	141.3	$	156.6
Accrued gaming, pari-mutuel, property, and other taxes		120.2		135.0
Accrued interest		20.3		21.1
Other accrued expenses [1]		317.4		327.0
Other current liabilities [2]		308.1		382.2
Accrued expenses and other current liabilities	$	907.3	$	1,021.9

(1) For the years ended December 31, 2024 and 2023, the amounts include the obligation associated with the PENN Play program which are discussed in Note 2, "Significant Accounting Policies and Basis of Presentation." Additionally, amounts for the respective periods include $69.3 million and $60.8 million, respectively, related to the Company's accrued progressive jackpot liability.

(2) For the years ended December 31, 2024 and 2023, the amounts include $107.2 million and $87.7 million, respectively, related to the Company's non-qualified deferred compensation plan that covers management. Additionally, amounts for the respective periods include the current portion of advance payments on goods and services yet to be provided, such as deposits for hotel rooms, of $90.0 million and $127.0 million, respectively, and $56.5 million and $59.6 million, respectively, related to unpaid wagers. For further discussion related to advance payments on goods and services yet to be provided and unpaid wagers, refer to Note 2, "Significant Accounting Policies and Basis of Presentation." Amounts for the year ended December 31, 2023 also included $30.5 million related to the indemnification obligation discussed in Note 2, "Significant Accounting Policies and Basis of Presentation."

Note 10—Long-term Debt

The table below presents long-term debt, net of current maturities, debt discounts, and issuance costs:

(in millions)	December 31, 2024	December 31, 2023
Senior Secured Credit Facilities:		
Amended Revolving Credit Facility due 2027	$ —	$ —
Amended Term Loan A Facility due 2027	481.3	508.8
Amended Term Loan B Facility due 2029	975.0	985.0
5.625% Notes due 2027	400.0	400.0
4.125% Notes due 2029	400.0	400.0
2.75% Convertible Notes due 2026	330.5	330.5
Other long-term obligations	210.5	173.5
	2,797.3	2,797.8
Less: Current maturities of long-term debt	(38.2)	(47.6)
Less: Debt discounts	(3.1)	(3.9)
Less: Debt issuance costs	(23.5)	(28.3)
	$ 2,732.5	$ 2,718.0

The following is a schedule of future minimum repayments of long-term debt as of December 31, 2024 (in millions):

Years ending December 31:	
2025	$ 38.2
2026	569.9
2027	837.0
2028	10.8
2029	1,335.8
Thereafter	5.6
Total minimum payments	$ 2,797.3

Senior Secured Credit Facilities

In January 2017, the Company entered into an agreement to amend and restate its previous credit agreement, dated October 30, 2013, as amended (the "Credit Agreement"), which provided for: (i) a five-year $700 million revolving credit facility (the "Revolving Facility"); (ii) a five-year $300 million Term Loan A facility (the "Term Loan A Facility"); and (iii) a seven-year $500 million Term Loan B facility (the "Term Loan B Facility" and collectively with the Revolving Facility and the Term Loan A Facility, the "Senior Secured Credit Facilities").

On October 15, 2018, in connection with the acquisition of Pinnacle Entertainment, Inc. ("Pinnacle"), the Company entered into an incremental joinder agreement (the "Incremental Joinder"), which amended the Credit Agreement (the "Amended Credit Agreement"). The Incremental Joinder provided for an additional $430.2 million of incremental loans having the same terms as the existing Term Loan A Facility, with the exception of extending the maturity date, and an additional $1.1 billion of loans as a new tranche having new terms (the "Term Loan B-1 Facility"). With the exception of extending the maturity date, the Incremental Joinder did not impact the Revolving Facility.

On May 3, 2022, the Company entered into a Second Amended and Restated Credit Agreement with its various lenders (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides for a $1.0 billion revolving credit facility, undrawn at close, (the "Amended Revolving Credit Facility"), a five-year $550.0 million term loan A facility (the "Amended Term Loan A Facility") and a seven-year $1.0 billion term loan B facility (the "Amended Term Loan B Facility" (together, the "Amended Credit Facilities"). The proceeds from the Amended Credit Facilities were used to repay the existing Term Loan A Facility and Term Loan B-1 Facility balances. In connection with the repayment of the previous Senior Secured Credit Facilities, the Company recorded a $10.4 million loss on the early extinguishment of debt for the year ended December 31, 2022.

The interest rates per annum applicable to loans under the Amended Credit Facilities are, at the Company's option, equal to either an adjusted secured overnight financing rate ("Term SOFR") or a base rate, plus an applicable margin. The applicable margin for each of the Amended Revolving Credit Facility and the Amended Term Loan A Facility ranges from 2.25% to 1.50% per annum for Term SOFR loans and 1.25% to 0.50% per annum for base rate loans, in each case depending on the Company's total net leverage ratio (as defined within the Second Amended and Restated Credit Agreement). The applicable margin for the Amended Term Loan B Facility was 2.75% per annum for Term SOFR loans and 1.75% per annum for base rate loans until the margins were both reduced by 25 basis points pursuant to the Second Amendment Agreement, as discussed and defined below, and effective December 4, 2024. The Amended Term Loan B Facility is subject to a Term SOFR "floor" of 0.50% per annum and a base rate "floor" of 1.50% per annum. In addition, the Company pays a commitment fee on the unused portion of the commitments under the Amended Revolving Credit Facility at a rate that ranges from 0.35% to 0.20% per annum, depending on the Company's total net leverage ratio (as defined within the Second Amended and Restated Credit Agreement).

The Amended Credit Facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and certain of its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, pay dividends, and make other restricted payments and prepay certain indebtedness that is subordinated in right of payment to the obligations under the Amended Credit Facilities. The Amended Credit Facilities contain two financial covenants: a maximum total net leverage ratio (as defined within the Second Amended and Restated Credit Agreement) of 4.50 to 1.00, which is subject to a step up to 5.00 to 1.00 in the case of certain significant acquisitions, and a minimum interest coverage ratio (as defined within the Second Amended and Restated Credit Agreement) of 2.00 to 1.00. The Amended Credit Facilities also contain certain customary affirmative covenants and events of default, including the occurrence of a change of control (as defined in the documents governing the Second Amended and Restated Credit Agreement), termination, and certain defaults under the Master Leases (which are defined in Note 11, "Leases").

On February 15, 2024 (the "First Amendment Effective Date"), PENN entered into a First Amendment (the "First Amendment Agreement") with its various lenders amending its Amended Credit Facilities (as amended, amended and restated, supplemented, or otherwise modified from time to time prior to the Amendment Effective Date, the "Existing Credit Agreement"). Pursuant to the First Amendment Agreement, during the period beginning on the First Amendment Effective Date and ending on the date the administrative agent received our compliance certificate for the quarter ending December 31, 2024 (the "Covenant Relief Period"), we made an adjustment to exclude specified amounts of Interactive segment Adjusted EBITDAR (as defined in Note 17, "Segment Information") in our calculations to comply with the maximum total net leverage ratio or minimum interest coverage ratio (as such terms are defined in the Second Amended and Restated Credit Agreement). As of the issuance date of this report, the Covenant Relief Period has concluded, and we are now required to maintain the specified financial ratios and satisfy the financial tests under the Amended Credit Facilities, as described above.

On December 4, 2024 (the "Second Amendment Effective Date"), PENN entered into a Second Amendment (the "Second Amendment Agreement") with its various lenders to reduce the interest rate margins applicable to the Company's approximately $978 million in existing Term B Facility loans from 2.75% to 2.50% for Term SOFR loans, and from 1.75% to 1.50% for base rate loans.

As of December 31, 2024 and 2023, the Company had conditional obligations under letters of credit issued pursuant to the Amended Credit Facilities with face amounts aggregating to $20.9 million and $21.7 million, respectively, resulting in $979.1 million and $978.3 million of available borrowing capacity under the Amended Revolving Credit Facility, respectively. As of the date of this filing, the Company had $40.0 million in outstanding borrowings under its Amended Revolving Credit Facility, resulting in $939.1 million in available borrowing capacity.

5.625% Senior Unsecured Notes

On January 19, 2017, the Company completed an offering of $400.0 million aggregate principal amount of 5.625% senior unsecured notes that mature on January 15, 2027 (the "5.625% Notes") at a price of par. Interest on the 5.625% Notes is payable semi-annually on January 15th and July 15th of each year. The 5.625% Notes are not guaranteed by any of the Company's subsidiaries except in the event that the Company, in the future, issues certain subsidiary-guaranteed debt securities. The Company may redeem the 5.625% Notes at any time, beginning on or after January 15, 2022, at the declining redemption premiums set forth in the indenture governing the 5.625% Notes.

4.125% Senior Unsecured Notes

On July 1, 2021, the Company completed an offering of $400.0 million aggregate principal amount of 4.125% senior unsecured notes that mature on July 1, 2029 (the "4.125% Notes"). The 4.125% Notes were issued at par and interest is payable semi-annually on January 1st and July 1st of each year. The 4.125% Notes are not guaranteed by any of the Company's subsidiaries except in the event that the Company, in the future, issues certain subsidiary-guaranteed debt securities. The Company may redeem the 4.125% Notes at any time on or after July 1, 2024, at the declining redemption premiums set forth in the indenture governing the 4.125% Notes, and, prior to July 1, 2024, at a "make-whole" redemption premium set forth in the indenture governing the 4.125% Notes.

2.75% Unsecured Convertible Notes

In May 2020, the Company completed a public offering of $330.5 million aggregate principal amount of 2.75% unsecured convertible notes (the "Convertible Notes") that mature, unless earlier converted, redeemed or repurchased, on May 15, 2026 at a price of par. After lender fees and discounts, net proceeds received by the Company were $322.2 million. Interest on the Convertible Notes is payable on May 15th and November 15th of each year.

The Convertible Notes are convertible into shares of the Company's common stock at an initial conversion price of $23.40 per share, or 42.7350 shares, per $1,000 principal amount of notes, subject to adjustment if certain corporate events occur. However, in no event will the conversion exceed 55.5555 shares of common stock per $1,000 principal amount of notes. As of December 31, 2024, the maximum number of shares that could be issued to satisfy the conversion feature of the Convertible Notes is 18,360,815 and the amount by which the Convertible Notes if-converted value exceeded its principal amount was $33.4 million.

Starting in the fourth quarter of 2020 and prior to February 15, 2026, at their election, holders of the Convertible Notes may convert outstanding notes if the trading price of the Company's common stock exceeds 130% of the initial conversion price or, starting shortly after the issuance of the Convertible Notes, if the trading price per $1,000 principal amount of notes is less than 98% of the product of the trading price of the Company's common stock and the conversion rate then in effect. The Convertible Notes may, at the Company's election, be settled in cash, shares of common stock of the Company, or a combination thereof. Beginning November 20, 2023, the Company has the option to redeem the Convertible Notes, in whole or in part.

In addition, the Convertible Notes convert into shares of the Company's common stock upon the occurrence of certain corporate events that constitute a fundamental change under the indenture governing the Convertible Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase. In connection with certain corporate events or if the Company issues a notice of redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Convertible Notes in connection with such corporate events or during the relevant redemption period for such Convertible Notes.

As of December 31, 2024 and 2023, no Convertible Notes have been redeemed or converted into the Company's common stock.

The Convertible Notes contain a cash conversion feature, and as a result, the Company separated it into liability and equity components. The Company valued the liability component based on its borrowing rate for a similar debt instrument that does not contain a conversion feature. The equity component, recognized as debt discount, was valued as the difference between the face value of the Convertible Notes and the fair value of the liability component. The equity component was valued at $91.8 million upon issuance of the Convertible Notes.

In connection with the Convertible Notes issuance, the Company incurred debt issuance costs of $10.2 million, which were allocated on a pro rata basis to the liability component and the equity component in the amounts of $6.6 million and $3.6 million, respectively.

On January 1, 2022, the Company adopted ASU 2020-06, which resulted in a reclassification of the $88.2 million cash conversion feature related to the Company's Convertible Notes, from stockholders' equity to liabilities as under ASU 2020-06, bifurcation for a cash conversion feature is no longer permitted. As a result of the adoption, the Company recognized, as a cumulative effect adjustment, an increase to the January 1, 2022 opening balance of retained earnings of $18.9 million, net of taxes.

The Convertible Notes consisted of the following components:

		December 31,		
(in millions)		2024		2023
Liability:				
Principal	$	330.5	$	330.5
Unamortized debt issuance costs		(2.6)		(4.4)
Net carrying amount	$	327.9	$	326.1

Interest expense, net

The table below presents interest expense, net:

		For the year ended December 31,				
(in millions)		2024		2023		2022
Interest expense	$	487.1	$	469.6	$	760.1
Capitalized interest		(16.6)		(4.9)		(1.9)
Interest expense, net	$	470.5	$	464.7	$	758.2

The table below presents interest expense related to the Convertible Notes:

		For the year ended December 31,				
(in millions)		2024		2023		2022
Coupon interest	$	9.1	$	9.1	$	9.1
Amortization of debt issuance costs		1.8		1.7		1.7
Convertible Notes interest expense	$	10.9	$	10.8	$	10.8

Debt issuance costs are amortized to interest expense over the term of the Convertible Notes at an effective interest rate of 3.329%. The remaining term of the Convertible Notes was 1.4 years as of December 31, 2024.

Covenants

Our Amended Credit Facilities, 5.625% Notes, and 4.125% Notes, require us, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests. In addition, our Amended Credit Facilities, 5.625% Notes, and 4.125% Notes, restrict, among other things, our ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, engage in mergers or consolidations, and otherwise restrict corporate activities. Our debt agreements also contain customary events of default, including cross-default provisions that require us to meet certain requirements under the Master Leases (which are defined in Note 11, "Leases"), each with GLPI. If we are unable to meet our financial covenants or in the event of a cross-default, it could trigger an acceleration of payment terms.

As of December 31, 2024, the Company was in compliance with all required financial covenants. The Company believes that it will remain in compliance with all of its required financial covenants for at least the next 12 months following the date of filing this Annual Report on Form 10-K with the SEC.

Other Long-Term Obligation

In February 2021, we entered into a financing arrangement providing the Company with upfront cash proceeds while permitting us to participate in future proceeds on certain claims. The financing obligation has been classified as a non-current liability, which is expected to be settled in a future period of which the principal is contingent and predicated on other events. Consistent with an obligor's accounting under a debt instrument, period interest will be accreted using an effective interest rate of 27.0% and until such time that the claims and related obligation is settled. The amount included in interest expense related to this obligation was $47.1 million, $36.1 million, and $27.6 million for the years ended December 31, 2024, 2023, and 2022, respectively. The balance of the financing obligation is $201.2 million and $154.1 million as of December 31, 2024 and 2023, respectively.

Note 11—Leases

Master Leases

The components contained within the Master Leases are accounted for as either (i) operating leases, (ii) finance leases, or (iii) financing obligations. Changes to future lease payments that are not fixed within the Master Leases (i.e., when future escalators become known or future variable rent resets occur), which are discussed below, require the Company to either (i) increase both the ROU assets and corresponding lease liabilities with respect to operating and finance leases or (ii) record the incremental variable payment associated with the financing obligation to interest expense. In addition, prior to the effective date of the AR PENN Master Lease (as defined and discussed below), monthly rent associated with Hollywood Casino Columbus ("Columbus") and monthly rent in excess of the Hollywood Casino Toledo ("Toledo") rent floor as contained within the PENN Master Lease (as defined and discussed below), were considered contingent rent.

AR PENN Master Lease

Prior to the effective date of the AR PENN Master Lease (as defined and discussed below), the Company leased real estate assets associated with 19 of the gaming facilities used in its operations via a triple net master lease with GLPI (the "PENN Master Lease"), which became effective November 1, 2013. The PENN Master Lease had an initial term of 15 years with four subsequent five-year renewal periods on the same terms and conditions, exercisable at the Company's option.

On February 21, 2023, the Company and GLPI entered into an agreement to amend and restate the triple net master lease dated November 1, 2013 (the "AR PENN Master Lease"), effective January 1, 2023, to (i) remove the land and buildings for Hollywood Casino Aurora ("Aurora"), Hollywood Casino Joliet ("Joliet"), Columbus, Toledo, and the M Resort Spa Casino ("M Resort"), and (ii) make associated adjustments to the rent after which the initial rent in the AR PENN Master Lease was reset to $284.1 million, consisting of $208.2 million of building base rent, $43.0 million of land base rent, and $32.9 million of percentage rent (as such terms are defined in the AR PENN Master Lease). Subsequent to the execution of the AR PENN Master Lease, the lease contains real estate assets associated with 14 of the Company's gaming facilities used in its operations. The current term of the AR PENN Master Lease expires on October 31, 2033 and thereafter contains three renewal terms of five years each on the same terms and conditions, exercisable at the Company's option. The AR PENN Master Lease along with the 2023 Master Lease (as defined and discussed below) are cross-defaulted, cross-collateralized, and coterminous, and subject to a parent guarantee.

The payment structure under the AR PENN Master Lease includes a fixed component, a portion of which is subject to an annual escalator of up to 2%, depending on the Adjusted Revenue to Rent Ratio (as defined in the AR PENN Master Lease) of 1.8:1, and a component that is based on performance, which is prospectively adjusted every five years by an amount equal to 4% of the average change in net revenues of all properties associated with the AR PENN Master Lease compared to a contractual baseline during the preceding five years ("AR PENN Percentage Rent").

As a result of the annual escalator test, effective as of November 1 for the lease years ended October 31, the fixed components of rent and an additional ROU asset and corresponding lease liability were recognized as follows:

(in millions)	2024	2023	2022 [1]
Annual escalator	$ 4.2	$ 4.2	$ 5.7
Operating ROU asset and lease liability recognized	$ 27.2	$ 28.7	$ 3.6
Finance ROU asset and lease liability recognized	$ —	$ —	$ 44.8

(1) The annual escalator for the lease year ended October 31, 2022 was a part of the PENN Master Lease.

The next annual escalator test date is scheduled to occur on November 1, 2025.

The AR PENN Percentage Rent most recently reset on November 1, 2023, and will be effective until the next AR PENN Percentage Rent reset, scheduled to occur on November 1, 2028. As a result of the AR PENN Percentage Rent resets for the lease years ended October 31, the performance-based component of rent and an additional ROU asset and corresponding lease liability were recognized as follows:

(in millions)	2024	2023	2022
Reduction to the performance-based component of rent	N/A	$ 4.4	N/A
Operating ROU asset and lease liability recognized	N/A	$ 117.4	N/A

N/A – There were no AR PENN Percentage Rent resets scheduled for these periods, inclusive of the lease year ended October 31, 2022 of which performance-based rent was contained within the PENN Master Lease.

We concluded the execution of the AR PENN Master Lease constituted a modification event under ASC 842, which required us to reassess the classifications of the lease components and remeasure the associated lease liabilities. We concluded the lease term should end at the current lease expiration date of October 31, 2033 and the optional three renewal terms of five years each were not included in the lease term. The Company continues to evolve from a leading retail gaming operator to a leading provider of integrated entertainment, sports content, and casino gaming experiences. The execution of our omni-channel strategy continues to diversify our earning streams and precluded us from concluding all renewal periods were reasonably assured to be exercised.

As a result of the January 1, 2023 lease modification event, we concluded (i) the land components contained within the AR PENN Master Lease, which were previously primarily classified as finance leases, to be classified as operating leases, and (ii) control of the building assets have transferred from the Company to the lessor allowing for sale recognition in accordance with ASC 842 which results in the building components to be classified as operating leases. Prior to the January 1, 2023 lease modification event, control of substantially all of the building components were concluded not to have passed from the Company to the lessor in accordance with ASC 842 which required recognition of a financing obligation in accordance with ASC 470 and continued recognition of the underlying asset in "Property and equipment, net" within our Consolidated Balance Sheets. In conjunction with the sale recognition on the building components, we (i) derecognized $1.6 billion of financing obligations within our Consolidated Balance Sheets, offset to "Gain on REIT transactions, net" within our Statements of Operations; and (ii) derecognized $1.1 billion of "Property and equipment, net" associated with the building assets within our Consolidated Balance Sheets, offset to "Gain on REIT transactions, net" within our Consolidated Statements of Operations. As a result of our measurement of the associated operating lease liabilities, we recognized a reduction of the ROU assets and corresponding lease liabilities of $1.2 billion within our Consolidated Balance Sheets as of January 1, 2023. Lease components classified as an operating lease are recorded to "General and administrative" within our Consolidated Statements of Operations.

Prior to the effective date of the AR PENN Master Lease, monthly rent associated with Columbus and monthly rent in excess of the Toledo rent floor were variable and considered contingent rent. Expense related to operating lease components associated with Columbus and Toledo were included in "General and administrative" within our Consolidated Statements of Operations and the variable expense related to financing obligations and finance lease components were included in "Interest expense, net" within our Consolidated Statements of Operations. Total monthly variable expenses were as follows:

(in millions)	For the year ended December 31, 2022
Variable expenses included in "General and administrative"	$ 1.2
Variable expenses included in "Interest expense, net"	36.4
Total variable expenses	$ 37.6

On January 14, 2022, the ninth amendment to the PENN Master Lease between the Company and GLPI became effective. The ninth amendment restated the definition of "Net Revenue" to clarify the inclusion of online-based revenues derived when a patron is physically present at a leased property, established a "floor" with respect to the PENN National Race Course Net Revenue amount used in the calculation of the annual rent escalator and PENN Percentage Rent, and modified the rent calculations upon a lease termination event as defined in the amendment.

We concluded the ninth amendment constituted a modification event under ASC 842, which required us to reassess the classifications of the lease components and remeasure the associated lease liabilities. As a result of our reassessment of the lease classifications, (i) the land components of substantially all of the PENN Master Lease properties, which were previously classified as operating leases, were then primarily classified as finance leases, and (ii) the land and building components associated with the operations of Hollywood Gaming at Dayton Raceway ("Dayton") and Hollywood Gaming at Mahoning

Valley Race Course ("Mahoning Valley"), which were previously classified as finance leases, were then classified as operating leases. As a result of our measurement of the associated lease liabilities, we recognized additional ROU assets and corresponding lease liabilities of $455.4 million. The building components of substantially all of the PENN Master Lease properties continued to be classified as financing obligations.

2023 Master Lease

Concurrent with the execution of the AR PENN Master Lease, the Company and GLPI entered into a new triple net master lease (the "2023 Master Lease"), effective January 1, 2023, specific to the property associated with Aurora, Joliet, Columbus, Toledo, M Resort, Hollywood Casino at The Meadows ("Meadows"), and Hollywood Casino Perryville ("Perryville") and a master development agreement (the "Master Development Agreement"). The 2023 Master Lease has an initial term through October 31, 2033 with three subsequent five-year renewal periods on the same terms and conditions, exercisable at the Company's option. The 2023 Master Lease terminated the individual triple net leases associated with Meadows and Perryville. The 2023 Master Lease and AR PENN Master Lease are cross-defaulted, cross-collateralized, and coterminous, and subject to a parent guarantee.

The AR PENN Master Lease and the 2023 Master Lease are coterminous, as such consistent with the AR PENN Master Lease, we concluded the 2023 Master Lease term ends at the current lease expiration date of October 31, 2033 and does not include any of the remaining three renewal terms of five years each. (See the above lease term discussion associated with the AR PENN Master Lease.)

As a result of our lease classification assessment, we concluded all land and building components contained within the 2023 Master Lease to be operating leases. As a result of our measurement of the operating lease liabilities, we recognized ROU assets and corresponding lease liabilities of $1.8 billion. Additionally, the 2023 Master Lease terminated the individual triple net leases associated with Meadows and Perryville, as such we (i) derecognized $171.9 million in ROU assets within our Consolidated Balance Sheets; (ii) derecognized $165.5 million in lease liabilities within our Consolidated Balance Sheets; and (iii) recognized a $6.5 million loss on the termination which is recorded in "Gain on REIT transactions, net" within our Consolidated Statements of Operations. Lease components classified as an operating lease are recorded to "General and administrative" within our Consolidated Statements of Operations.

The 2023 Master Lease includes a base rent (the "2023 Master Lease Base Rent") equal to $232.2 million and the Master Development Agreement contains additional rent (together with the 2023 Master Lease Base Rent, the "2023 Master Lease Rent") equal to (i) 7.75% of any project funding received by PENN from GLPI for an anticipated relocation of our riverboat casino and related developments with respect to Aurora (the "Aurora Project") and (ii) a percentage, based on the then-current GLPI stock price, of any project funding received by PENN from GLPI for certain anticipated development projects with respect to Joliet, Columbus, and M Resort (the "Other Development Projects" and together with the Aurora Project, the "PENN Development Projects"). The Master Development Agreement provides that GLPI will fund up to $225 million for the Aurora Project and, upon our request, up to $350 million in the aggregate for the Other Development Projects, in accordance with certain terms and conditions set forth in the Master Development Agreement. These funding obligations of GLPI expire on January 1, 2026. The 2023 Master Lease Rent will be subject to a one-time increase of $1.4 million, effective November 1, 2027. The 2023 Master Lease Rent is subject to an annual fixed escalator rent increase of 1.5% which began on November 1, 2023 and will continue to increase annually thereafter. The Master Development Agreement provides that PENN may elect not to proceed with a development project prior to GLPI's commencement of any equity or debt offering or credit facility draw intended to fund such a project or after such time in certain instances, provided that GLPI will be reimbursed for all costs and expenses incurred in connection with such discontinued project. The PENN Development Projects are all subject to necessary regulatory and other government approvals.

Pinnacle Master Lease

In connection with the acquisition of Pinnacle on October 15, 2018, the Company assumed a triple net master lease with GLPI (the "Pinnacle Master Lease"), originally effective April 28, 2016, pursuant to which the Company leases real estate assets associated with 12 of the gaming facilities used in its operations. Upon assumption of the Pinnacle Master Lease, as amended, there were 7.5 years remaining of the initial ten-year term, with five subsequent, five-year renewal periods, on the same terms and conditions, exercisable at the Company's option. The Company has determined that the lease term is 32.5 years.

The payment structure under the Pinnacle Master Lease includes a fixed component, a portion of which is subject to an annual escalator of up to 2%, depending on the Adjusted Revenue to Rent Ratio (as defined in the Pinnacle Master Lease) of 1.8:1, and a component that is based on performance of the properties, which is prospectively adjusted every two years by an amount equal to 4% of the average change in net revenues compared to a contractual baseline during the preceding two years ("Pinnacle Percentage Rent").

As a result of the annual escalator test, effective as of May 1 for the lease years ended April 30, the fixed components of rent and an additional ROU asset and corresponding lease liability were recognized as follows:

(in millions)	2024	2023	2022
Annual escalator	$ 4.8	$ 4.7	$ 4.6
Finance ROU asset and lease liability recognized	$ 33.4	$ 33.3	$ 33.2

The next annual escalator test date is scheduled to occur on May 1, 2025.

The Pinnacle Percentage Rent most recently reset on May 1, 2024, and will be effective until the next Pinnacle Percentage Rent reset, scheduled to occur on May 1, 2026. As a result of the Pinnacle Percentage Rent resets for the lease years ended April 30, the performance-based component of rent and an additional ROU asset and corresponding lease liability were recognized as follows:

(in millions)	2024	2023	2022
Increase to the performance-based component of rent	$ 3.8	N/A	$ 1.9
Finance ROU asset and lease liability recognized	$ 29.6	N/A	$ 26.1

N/A – There was no Pinnacle Percentage Rent reset scheduled for this period.

On January 14, 2022, the fifth amendment to the Pinnacle Master Lease between the Company and GLPI became effective. The fifth amendment restates the definition of "Net Revenue" to clarify the inclusion of online-based revenues derived when a patron is physically present at a leased property and modifies the rent calculations upon a lease termination event as defined in the amendment.

We concluded the fifth amendment to the Pinnacle Master Lease constituted a modification event under ASC 842 (collectively with the ninth amendment to the PENN Master Lease, the "2022 Lease Modification"). As a result of the modification, the land components of substantially all of the Pinnacle Master Lease properties, which were previously classified as operating leases, were then primarily classified as finance leases. As a result of our measurement of the associated lease liabilities, we recognized additional ROU assets and corresponding lease liabilities of $937.6 million. The building components of substantially all of the Pinnacle Master Lease properties continue to be classified as financing obligations. Lease components classified as a finance lease are recorded to "Depreciation and amortization" and "Interest expense, net" within our Consolidated Statements of Operations. The Company recognizes interest expense on the lease payments related to the financing obligation under the effective yield method.

Other Triple Net Leases with REIT Landlords

Morgantown Lease

On October 1, 2020, the Company entered into an individual triple net lease with a subsidiary of GLPI for the land underlying our development project in Morgantown, Pennsylvania ("Morgantown Lease") in exchange for $30.0 million in rent credits.

The initial term of the Morgantown Lease is 20 years with six subsequent, five-year renewal periods, exercisable at the Company's option. Initial annual rent under the Morgantown Lease is $3.0 million, subject to a 1.50% fixed annual escalation in each of the first three years subsequent to the facility opening, which occurred on December 22, 2021. Thereafter, the lease will be subject to an annual escalator consisting of either (i) 1.25%, if the consumer price index increase is greater than 0.50%, or (ii) zero, if the consumer price index increase is less than 0.50%. All improvements made on the land, including the constructed building, will be owned by the Company while the lease is in effect, however, on the expiration or termination of the Morgantown Lease, ownership of all tenant improvements on the land will transfer to GLPI.

We concluded control of the land underlying the Morgantown facility was not passed from the Company to the lessor in accordance with ASC 842. As such we recognized a financing obligation in accordance with ASC 470 and continue to recognize the underlying land asset in "Property and equipment, net" within our Consolidated Balance Sheets. The Company recognizes interest expense on the lease payments related to the financing obligation under the effective yield method.

Perryville Lease

In conjunction with the acquisition of the operations of Perryville on July 1, 2021, the Company entered into a triple net lease with GLPI for the real estate assets associated with the property ("Perryville Lease") for initial annual rent of $7.8 million per year subject to escalation. The initial term of the Perryville Lease was 20 years with three subsequent, five-year renewal periods, exercisable at the Company's option. The building portion of the annual rent was subject to a fixed annual escalation of 1.50% in each of the following three years, with subsequent annual escalations of either (i) 1.25%, if the consumer price index increase is greater than 0.50%, or (ii) zero, if the consumer price index increase is less than 0.50%. We determined the transaction to be a finance lease arrangement and upon execution of the Perryville Lease, recorded a $102.9 million ROU asset and a corresponding lease liability.

As discussed above, as a result of entering into the 2023 Master Lease, the Perryville Lease was terminated effective January 1, 2023.

Prior to the lease termination, the land and building components were classified as finance leases. Lease components classified as a finance lease were recorded to "Depreciation and amortization" and "Interest expense, net" within our Consolidated Statements of Operations.

Meadows Lease

In connection with the acquisition of Pinnacle, we assumed a triple net operating lease associated with the real estate assets at Meadows ("Meadows Lease"), originally effective September 9, 2016. Upon assumption of the Meadows Lease, there were eight years remaining of the initial ten-year term, with three subsequent, five-year renewal options followed by one four-year renewal option on the same terms and conditions, exercisable at the Company's option. The payment structure under the Meadows Lease included a fixed component ("Meadows Base Rent"), which was subject to an annual escalator of up to 5% for the initial term or until the lease year in which Meadows Base Rent plus Meadows Percentage Rent (as defined below) was a total of $31.0 million, subject to certain adjustments, and up to 2% thereafter, subject to an Adjusted Revenue to Rent Ratio (as defined in the Meadows Lease) of 2.0:1. The "Meadows Percentage Rent" was based on performance, which was prospectively adjusted for the next two-year period equal to 4.0% of the average annual net revenues of the property during the trailing two-year period.

As discussed above, as a result of entering into the 2023 Master Lease, the Meadows Lease was terminated effective January 1, 2023.

Prior to the termination of the Meadows Lease, the land and building components were classified as operating leases. Lease components classified as an operating lease were recorded to "General and administrative" within our Consolidated Statements of Operations.

Margaritaville Lease

On January 1, 2019, the Company entered into an individual triple net lease with VICI Properties Inc. (NYSE: VICI) ("VICI") for the real estate assets used in the operations of Margaritaville Resort Casino (the "Margaritaville Lease"). The Margaritaville Lease has an initial term of 15 years, with four subsequent five-year renewal options on the same terms and conditions, exercisable at the Company's option. The payment structure under the Margaritaville Lease includes a fixed component, a portion that is subject to an annual escalator of up to 2% depending on a minimum coverage floor ratio of Net Revenue to Rent of 6.1:1, and a component that is based on performance, which is prospectively adjusted every two years by an amount equal to 4% of the average change in net revenues of the property compared to a contractual baseline during the preceding two years ("Margaritaville Percentage Rent").

As a result of the annual escalator test, effective as of February 1 for the lease years ended January 31, the fixed components of rent and an additional ROU asset and corresponding lease liability were recognized as follows:

(in millions)	2024		2023		2022	
Annual escalator	$	0.4	$	0.4	$	0.4
Operating ROU asset and lease liability recognized	$	2.7	$	2.8	$	2.9

The Margaritaville Percentage Rent most recently reset on February 1, 2023, and will be effective until the next Margaritaville Percentage Rent reset, scheduled to occur on February 1, 2025. As a result of the Margaritaville Percentage Rent resets for the lease years ended January 31, the performance-based component of rent and an additional ROU asset and corresponding lease liability were recognized as follows:

(in millions)	2024		2023	2022
Increase to the performance-based component of rent	N/A	$	2.3	N/A
Operating ROU asset and lease liability recognized	N/A	$	9.8	N/A

N/A - There was no Margaritaville Percentage Rent reset scheduled for these periods.

Subsequent to year end, on February 1, 2025, the Margaritaville Lease annual escalator test resulted in an annual rent increase of $0.4 million and the recognition of an additional operating lease ROU asset and corresponding lease liability of $2.5 million. Additionally, the Margaritaville Percentage Rent reset resulted in an annual rent decrease of $0.4 million which will be in effect until the next Margaritaville Percentage Rent reset, scheduled to occur on February 1, 2027. Upon reset of the Margaritaville Percentage Rent, effective February 1, 2025, we recognized an additional operating lease ROU asset and corresponding lease liability of $9.0 million.

The land and building components contained within the Margaritaville Lease are classified as operating leases. Lease components classified as an operating lease are recorded to "General and administrative" within our Consolidated Statements of Operations.

Greektown Lease

On May 23, 2019, the Company entered into an individual triple net lease with VICI for the real estate assets used in the operations of Hollywood Casino at Greektown (the "Greektown Lease"). The Greektown Lease has an initial term of 15 years, with four subsequent five-year renewal options on the same terms and conditions, exercisable at the Company's option. The payment structure under the Greektown Lease includes a fixed component, a portion subject to an annual escalator of up to 2% initially determined based on an Adjusted Revenue to Rent ratio, as defined in the Greektown Lease, and subsequently amended to be determined based on an agreed upon minimum coverage floor ratio of Net Revenue to Rent, and a component that is based on performance, which is prospectively adjusted every two years by an amount equal to 4% of the average change in net revenues of the property compared to a contractual baseline during the preceding two years ("Greektown Percentage Rent").

On April 1, 2024, the lease was amended to provide for a Net Revenue to Rent coverage floor to be mutually agreed upon prior to the commencement of the ninth lease year (June 1, 2027). We did not incur an annual escalator for the lease years ended May 31, 2024, 2023, and 2022.

The Greektown Percentage Rent most recently reset on June 1, 2023, and will be effective until the next Greektown Percentage Rent reset, scheduled to occur on June 1, 2025. As a result of the Greektown Percentage Rent resets for the lease years ended May 31, the performance-based component of rent and an additional ROU asset and corresponding lease liability were recognized as follows:

(in millions)	2024		2023	2022
Increase to the performance-based component of rent	N/A	$	1.5	N/A
Operating ROU asset and lease liability recognized	N/A	$	7.0	N/A

N/A - There was no Greektown Percentage Rent reset scheduled for these periods.

The land and building components contained within the Greektown Lease are classified as operating leases. Lease components classified as an operating lease are recorded to "General and administrative" within our Consolidated Statements of Operations.

Tropicana Lease

Prior to the closing of the sale of PENN's outstanding equity interest in Tropicana on September 26, 2022, the Company leased the real estate assets used in the operations of Tropicana for nominal cash rent (the "Tropicana Lease"). The term of the Tropicana Lease was for two years (subject to three one-year extensions at GLPI's option) or until the real estate assets and the operations of the Tropicana were sold.

The land and building components contained within the Tropicana Lease were classified as operating leases. Lease components classified as an operating lease were recorded to "General and administrative" within our Consolidated Statements of Operations.

We refer to the Master Leases, the Morgantown Lease, the Meadows Lease, Perryville Lease, the Margaritaville Lease, the Greektown Lease, and the Tropicana Lease collectively, as our "Triple Net Leases."

Non-REIT Operating Leases

In addition to any operating lease components contained within the Master Leases, Meadows Lease, Margaritaville Lease, Greektown Lease, and Tropicana Lease (collectively referred to as "triple net operating leases"), the Company's operating leases consists of (i) ground and levee leases to landlords which were not assumed by our REIT Landlords and remain an obligation of the Company, and (ii) buildings and equipment not associated with our REIT Landlords. Certain of our lease agreements include rental payments based on a percentage of sales over specified contractual amounts, rental payments adjusted periodically for inflation, and rental payments based on usage. The Company's leases include options to extend the lease terms. The Company's operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Information related to lease term and discount rate was as follows:

	December 31,	
	2024	**2023**
Weighted-Average Remaining Lease Term		
Operating leases	10.2 years	11.2 years
Finance leases	26.3 years	27.3 years
Financing obligations	26.6 years	27.6 years
Weighted-Average Discount Rate		
Operating leases	7.7 %	7.7 %
Finance leases	5.2 %	5.2 %
Financing obligations	5.2 %	5.2 %

The components of lease expense were as follows:

(in millions)	Location on Consolidated Statements of Operations	For the year ended December 31,		
		2024	**2023**	**2022**
Operating Lease Costs				
Rent expense associated with triple net operating leases [1]	General and administrative	$ 620.1	$ 591.1	$ 149.6
Operating lease cost [2]	Primarily General and administrative	19.3	22.4	19.7
Short-term lease cost	Primarily Gaming expense	91.2	81.2	74.6
Variable lease cost [2]	Primarily Gaming expense	3.4	3.6	4.3
Total		$ 734.0	$ 698.3	$ 248.2
Finance Lease Costs				
Interest on lease liabilities [3]	Interest expense, net	$ 110.8	$ 110.6	$ 258.4
Amortization of ROU assets [3]	Depreciation and amortization	89.8	87.5	181.6
Total		$ 200.6	$ 198.1	$ 440.0
Financing Obligation Costs				
Interest on financing obligations [4]	Interest expense, net	$ 148.5	$ 146.6	$ 347.0

(1) For the years ended December 31, 2024 and 2023, pertains to the following operating leases: (i) AR PENN Master Lease; (ii) 2023 Master Lease; (iii) Margaritaville Lease; and (iv) Greektown Lease.

For the year ended December 31, 2022, pertains to the operating lease components contained within the (i) PENN Master Lease (specific to the land and building components associated with the operations of Dayton and Mahoning Valley); (ii) Meadows Lease; (iii) Margaritaville Lease; (iv) Greektown Lease; and (v) Tropicana Lease (which terminated on September 26, 2022).

(2) Excludes the operating lease costs and variable lease costs pertaining to our triple net leases with our REIT landlords classified as operating leases, discussed in footnote (1) above.

(3) For the years ended December 31, 2024 and 2023, pertains to the finance lease components associated with the Pinnacle Master Lease (land).

For the year ended December 31, 2022, pertains to the finance lease components associated with the (i) PENN Master Lease; (ii) Pinnacle Master Lease; and (iii) Perryville Lease. The finance lease components contained within the PENN Master Lease and the Pinnacle Master Lease primarily consisted of the land, inclusive of the variable expense associated with Columbus and Toledo.

(4) For the years ended December 31, 2024 and 2023, pertains to the components contained within the Pinnacle Master Lease (buildings) and the Morgantown Lease.

For the year ended December 31, 2022, pertains to the components contained within the (i) PENN Master Lease (primarily buildings) inclusive of the variable expense associated with Columbus and Toledo for the financing obligation components; (ii) Pinnacle Master Lease (buildings); and (iii) Morgantown Lease.

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,		
(in millions)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from finance leases	$ 110.8	$ 110.6	$ 258.4
Operating cash flows from operating leases	$ 620.1	$ 609.9	$ 163.2
Financing cash flows from finance leases	$ 50.3	$ 47.1	$ 110.5
Non-cash lease activities:			
Commencement of operating leases	$ 29.9	$ 3,820.4	$ 58.5
Derecognition of operating lease liabilities	$ —	$ 307.7	$ —
Commencement of finance leases	$ 63.0	$ 33.3	$ 1,462.1
Derecognition of finance lease liabilities	$ —	$ 2,933.6	$ —
Derecognition of finance obligations	$ —	$ 1,567.8	$ —

Total payments made under the Triple Net Leases were as follows:

	For the year ended December 31,		
(in millions)	2024	2023	2022
AR PENN Master Lease	$ 284.6	$ 284.1	$ —
2023 Master Lease	236.2	232.8	—
PENN Master Lease	—	—	480.3
Pinnacle Master Lease	346.7	339.4	334.1
Perryville Lease	—	—	7.8
Meadows Lease	—	—	24.6
Margaritaville Lease	26.8	26.2	23.8
Greektown Lease	52.9	52.2	51.3
Morgantown Lease	3.2	3.1	3.1
Total [(1)]	$ 950.4	$ 937.8	$ 925.0

(1) For the year ended December 31, 2022, rent payable under the Tropicana Lease was nominal. Therefore, it has been excluded from the table above. The Tropicana Lease was terminated on September 26, 2022.

The following is a maturity analysis of our operating leases, finance leases, and financing obligations as of December 31, 2024:

(in millions)	Operating Leases		Finance Leases		Financing Obligations	
Years ending December 31:						
2025	$	616.5	$	162.6	$	166.5
2026		617.1		152.2		166.6
2027		619.7		146.9		166.6
2028		618.3		146.9		166.6
2029		597.7		146.9		166.7
Thereafter		2,742.1		3,127.0		3,663.3
Total lease payments		5,811.4		3,882.5		4,496.3
Less: Imputed interest		(1,835.0)		(1,767.0)		(2,109.7)
Present value of future lease payments		3,976.4		2,115.5		2,386.6
Less: Current portion of lease obligations		(322.1)		(53.2)		(43.5)
Long-term portion of lease obligations	$	3,654.3	$	2,062.3	$	2,343.1

Lessor

The Company leases its hotel rooms to patrons and records the corresponding lessor revenue in "Food, beverage, hotel, and other revenues" within our Consolidated Statements of Operations. For the years ended December 31, 2024, 2023, and 2022, the Company recognized $250.0 million, $247.3 million, and $262.0 million of lessor revenues related to the rental of hotel rooms, respectively. Hotel leasing arrangements vary in duration but are short-term in nature. The cost and accumulated depreciation of property and equipment associated with hotel rooms is included in "Property and equipment, net" within our Consolidated Balance Sheets.

Note 12—Commitments and Contingencies

ESPN Sportsbook and Investment Agreements

On August 8, 2023, PENN entered into the Sportsbook Agreement with ESPN which provides for a long-term strategic relationship between PENN and ESPN relating to online sports betting in the United States.

Pursuant to the Sportsbook Agreement, PENN rebranded the existing Barstool Sportsbook across all online platforms in the United States as ESPN BET and will oversee daily operations of the Sportsbook. The Sportsbook Agreement provides PENN with an exclusive license to use the ESPN BET trademark in the United States in connection with the Sportsbook. In addition, ESPN provides certain marketing, content integration, and promotional services in support of the Sportsbook, including access to ESPN talent, and exclusively promotes the Sportsbook in the United States, subject to certain exceptions, in accordance with a mutually agreed on-channel marketing plan. The Sportsbook will be deeply integrated within the broader ESPN editorial, content, digital product, and sports programming ecosystem, with access to ESPN's industry leading audience and database.

The Sportsbook Agreement has an initial 10-year term and may be extended for an additional ten years upon mutual agreement of PENN and ESPN. In consideration for the media marketing services and brand and other rights provided by ESPN, PENN will pay $150.0 million per year in cash pursuant to the Sportsbook Agreement for the initial 10-year term and issue the warrants pursuant to the Investment Agreement (as defined and described in more detail below). In addition, the Sportsbook Agreement may be terminated by either party (i) in the case of an uncured material breach by or bankruptcy of the other party, (ii) if at the end of year three of the term the Sportsbook has not achieved a specified level of market share based on gross gaming revenue in the states in which the Sportsbook operates while branded ESPN BET, (iii) in certain circumstances, if the other party or certain of its officers is the subject of a criminal or other investigation by federal or state authorities, is charged with certain crimes or commits certain other acts, including those which would reasonably be expected to cause material damage to the terminating party's reputation or brand, or (iv) in certain circumstances involving non-compliance with data privacy laws. In addition, ESPN has the right to terminate the Sportsbook Agreement if (i) a repeated material breach by PENN of the terms of the ESPN intellectual property license or an uncured material breach by PENN of the terms of the ESPN intellectual property license that results in material harm to the reputation or goodwill associated with the ESPN brand or name, (ii) in certain circumstances where PENN commits a material failure of specified product and technology guidelines or certain customer service level metrics, (iii) if at the end of year three or year seven of the term the ESPN BET Sportsbook's market access is not at least a specified percentage of the total market access by the online sportsbook operator with the most expansive market access, subject to certain exceptions, (iv) if ESPN undergoes certain transactions involving a significant change in ownership of ESPN, subject to the payment of a termination fee to PENN, or (v) in certain circumstances if PENN undergoes certain transactions involving a significant change in ownership of PENN, including such a transaction involving a competitor of The Walt Disney Company ("TWDC"). PENN has the right to terminate the Sportsbook Agreement (i) if ESPN undergoes certain transactions resulting in a significant change in ownership of ESPN involving a competitor of PENN, (ii) in certain circumstances related to the suitability of ESPN, TWDC, or certain of their respective officers for gaming regulatory purposes, or (iii) in certain circumstances if PENN is unable to utilize the ESPN BET brand in states comprising a specified percentage of the aggregate population for all states in which PENN conducts online sports betting in the United States.

In connection with the Sportsbook Agreement, PENN and ESPN, Inc. entered into an Investment Agreement (the "Investment Agreement") on August 8, 2023. The Investment Agreement provides for the issuance to ESPN, Inc. of certain warrants to purchase shares of PENN common stock, par value $0.01 per share, and setting forth certain other governance rights of ESPN, Inc. Pursuant to the Investment Agreement PENN issued to ESPN, Inc. warrants to purchase approximately 31.8 million shares of PENN common stock. The warrants are classified as equity and contain three separate tranches which vest quarterly over ten years from the date of the Investment Agreement, provided that any remaining unvested portion of the first tranche of warrants will vest on August 8, 2032. If the Sportsbook Agreement is terminated due to certain breaches of the Sportsbook Agreement by PENN, then all unvested warrants will immediately vest. If the Sportsbook Agreement is terminated for any other reason, then all unvested warrants will immediately be forfeited, subject to certain exceptions. At the grant date, the $550.4 million fair value of the awards was determined using the Black-Scholes option-pricing model with contractual terms ranging from 9.5 to 11.5 years, and strike prices ranging from $26.08 to $32.60. Additionally, if after February 29, 2024 and during the term of the Sportsbook Agreement PENN achieves specified performance conditions based on an average market share based on gross gaming revenue in the states in which the Sportsbook operates (as defined within the Investment Agreement), PENN could issue to ESPN, Inc. warrants to purchase up to an additional 6.4 million shares of PENN common stock. The additional warrants will be fully vested upon issuance, have an exercise price of $28.95, and will be exercisable for 10.5 years from the date of issuance.

During the years ended December 31, 2024 and 2023, the Company recognized expenses of $179.2 million and $33.3 million, respectively, related to the Sportsbook Agreement, and $67.9 million and $12.5 million, respectively, related to the Investment Agreement. Expenses related to the Sportsbook Agreement and the Investment Agreement are recorded within "Gaming" expenses on the Consolidated Statements of Operations and recognized in accordance with our policies. See Note 2, "Significant Accounting Policies and Basis of Presentation" for further information.

Litigation

The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions, development agreements and other matters arising in the ordinary course of business. Although the Company maintains what it believes to be adequate insurance coverage to mitigate the risk of loss pertaining to covered matters, legal and administrative proceedings can be costly, time-consuming, and unpredictable. The Company does not believe that the final outcome of these matters will have a material adverse effect on its financial position, results of operations, or cash flows.

Location Share Agreements

Prairie State Gaming ("PSG") enters into location share agreements with bar and retail establishments in Illinois. These agreements are contracts which allow PSG to place VGTs in the bar or retail establishment in exchange for a percentage of the variable revenue generated by the VGTs. PSG holds the gaming license with the state of Illinois and the location share percentage is determined by the state of Illinois. The Company records the location share payments to "Gaming" expense within the Consolidated Statements of Operations. For the years ended December 31, 2024, 2023, and 2022, the total location share payments made by PSG were $45.0 million, $45.3 million, and $43.6 million, respectively.

Purchase Obligations

The Company has obligations to purchase various goods and services totaling $1.0 billion as of December 31, 2024, including $673.8 million which will be incurred in 2025. Purchase obligations totaled $790.7 million as of December 31, 2023. The increase over the prior year is primarily due to the PENN Development Projects as discussed below and in Note 11, "Leases."

Capital Expenditure Commitments

Pursuant to each of our Triple Net Leases, with the exception of our Morgantown Lease (which is a land lease we entered into on October 1, 2020 with GLPI as discussed in Note 11, "Leases"), we are obligated to spend a minimum of 1% of annual net revenues, in the aggregate under each lease, on the maintenance of such facilities. Additionally, during the year ended December 31, 2024, we had capital expenditures of $253.3 million in connection with the PENN Development Projects as a result of our Master Development Agreement with GLPI (also discussed in Note 11, "Leases") and expect to incur additional costs in 2025 and 2026.

Employee Benefit Plans

The Company maintains a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended, which covers all eligible employees (the "PENN 401(k) Plan"). The PENN 401(k) Plan enables participating employees to defer a portion of their salary in a retirement fund to be administered by the Company. The Company makes a discretionary match contribution, where applicable, of 50% of employees' elective salary deferrals, up to a maximum of 6% of eligible employee compensation. The matching contributions to the PENN 401(k) Plan for the years ended December 31, 2024, 2023, and 2022 were $14.7 million, $13.4 million, and $12.1 million, respectively.

We maintain a non-qualified deferred compensation plan (the "EDC Plan") that covers most management and other highly-compensated employees. The EDC Plan was effective beginning March 1, 2001. The EDC Plan allows the participants to defer, on a pre-tax basis, a portion of their base annual salary and/or their annual bonus and earn tax-deferred earnings on these deferrals. The EDC Plan also provides for matching Company contributions that vest over a five-year period. The Company has established a trust, and transfers to the trust, on a periodic basis, an amount necessary to provide for its respective future liabilities with respect to participant deferral and Company contribution amounts. The Company's matching contributions for the EDC Plan for the years ended December 31, 2024, 2023, and 2022 were $4.7 million, $4.3 million, and $4.6 million, respectively. Our deferred compensation liability, which is included in "Accrued expenses and other current liabilities" within the Consolidated Balance Sheets, was $107.2 million and $87.7 million as of December 31, 2024 and 2023, respectively.

Labor Agreements

We are required to have agreements with the horsemen at the majority of our racetracks to conduct our live racing and/or simulcasting activities. In addition, in order to operate gaming machines and table games in West Virginia, the Company must maintain agreements with each of the Charles Town horsemen, pari-mutuel clerks and breeders.

Note 13—Income Taxes

The following table summarizes the tax effects of temporary differences between the Consolidated Financial Statements carrying amount of assets and liabilities and their respective tax basis, which are recorded at the prevailing enacted tax rate that will be in effect when these differences are settled or realized. These temporary differences result in taxable or deductible amounts in future years. The Company assessed all available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize our existing net deferred tax assets.

The components of the Company's deferred tax assets and liabilities were as follows:

(in millions)	December 31, 2024	December 31, 2023
Deferred tax assets:		
Stock-based compensation expense	$ 6.7	$ 7.6
Accrued expenses	156.5	128.6
Financing and operating leasing obligations	2,185.6	2,292.8
Unrecognized tax benefits	9.5	9.9
Investments in and advances to unconsolidated affiliates	15.5	15.2
Discount on convertible notes	0.2	0.3
Net operating losses and tax credit carryforwards	171.8	138.4
Capital loss carryforwards	127.2	126.1
Interest limitation carryforwards	26.7	12.1
Gross deferred tax assets	2,699.7	2,731.0
Less: Valuation allowance	(268.0)	(210.5)
Net deferred tax assets	2,431.7	2,520.5
Deferred tax liabilities:		
Property and equipment, not subject to the Master Leases	(73.6)	(123.9)
Property and equipment, subject to the Master Leases	(593.4)	(635.0)
Intangible assets	(298.4)	(259.1)
Lease right-of-use assets	(1,527.3)	(1,620.1)
Net deferred tax liabilities	(2,492.7)	(2,638.1)
Long-term deferred tax liabilities, net	$ (61.0)	$ (117.6)

The realizability of the net deferred tax assets is evaluated quarterly by assessing the need for a valuation allowance and by adjusting the amount of the allowance, if necessary. Pursuant to ASC 740, the Company considers all available (both quantitative and qualitative) positive and negative evidence including, but not limited to, statutory carryback periods, projected future taxable income, and feasible tax planning strategies that could be implemented as a source of positive evidence to realize the net deferred tax assets. In accordance with ASC 740, the most objectively verifiable form of evidence is to evaluate an entity's three-year history of pre-tax book income or loss by jurisdiction. ASC 740 suggests that additional scrutiny should be given to deferred taxes of an entity with cumulative pre-tax book losses during the three most recent years and is considered significant negative evidence that is objectively verifiable and therefore, an entity would need sufficient quality and quantity to support a conclusion to overcome.

The Company continued to generate significant positive evidence in the U.S. with three-year cumulative domestic pre-tax book income of $657.4 million, despite the $89.1 million impairment charges recorded during the year. The Company maintained a valuation allowance of $268.0 million as of December 31, 2024, against certain net deferred tax assets primarily related to (i) a capital loss realized on the sale of Barstool of $127.2 million, (ii) foreign jurisdictions that were in a three-year cumulative pre-tax loss position as of the balance sheet date of $84.4 million, inclusive of unrealized foreign currency translation adjustment, (iii) certain state net operating loss ("NOL") carryforwards of $45.6 million, and (iv) other state deferred tax assets of $10.8 million. The Company intends to continue to maintain a valuation allowance on its net deferred tax assets until there is sufficient objectively verifiable positive evidence to support the realization of all or some portion of these deferred tax assets. In the event the Company determines that the deferred income tax assets would be realized in the future more than their net recorded amount, an adjustment to the valuation allowance would be recorded, which would reduce the provision for income taxes.

As of December 31, 2024, the Company had the following pre-tax carryforwards: (i) pre-tax U.S. federal NOL carryforwards of $89.6 million, of which $80.0 million will expire at various dates through 2037, and the residual being carried forward indefinitely; (ii) pre-tax foreign NOL carryforwards of $293.5 million that will expire through 2043; (iii) pre-tax capital losses of $504.4 million, the majority of which was generated from the Barstool divestiture and will expire in 2028; and (iv) pre-tax interest expense limitation carryforwards of $114.6 million that can be carried forward indefinitely. All acquired tax attributes are subject to limitations under the Internal Revenue Code and underlying Treasury Regulations.

As of December 31, 2024, the Company also had $1.5 billion of pre-tax state NOL carryforwards, primarily generated in the Commonwealth of Pennsylvania, Colorado, Illinois, Iowa, Louisiana, Maryland, Missouri, New Mexico, and localities within Ohio. The tax benefit associated with these NOL carryforwards was $72.7 million and a partial valuation allowance as mentioned above has been recorded due to negative evidence of certain statutory limitations and level of earnings projections in the respective jurisdictions. The majority of the state NOL carryforwards, existing as of December 31, 2024, will expire at various dates through December 31, 2043 with the remaining being carried forward indefinitely.

In general, the Company has not recognized any U.S. tax expense on undistributed foreign earnings, as we intend to reinvest and expand into new markets outside the U.S. for the foreseeable future. If our intent changes or if these earnings are needed for our U.S. operations, we would be required to accrue and pay U.S. taxes on a portion or all of these undistributed earnings. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries. The undistributed foreign earnings were immaterial at December 31, 2024.

The domestic and foreign components of income (loss) before income taxes were as follows:

| | For the year ended December 31, | | |
(in millions)	**2024**	**2023**	**2022**
Domestic	$ (179.3)	$ (382.6)	$ 295.3
Foreign	(162.0)	(117.0)	(120.0)
Total	$ (341.3)	$ (499.6)	$ 175.3

The components of income tax benefit were as follows:

| | For the year ended December 31, | | |
(in millions)	**2024**	**2023**	**2022**
Current tax benefit (expense)			
Federal	$ (25.6)	$ (20.8)	$ (89.0)
State	(4.7)	(4.9)	(15.3)
Foreign	0.2	—	—
Total current	(30.1)	(25.7)	(104.3)
Deferred tax benefit (expense)			
Federal	53.9	13.2	33.7
State	4.0	22.8	78.5
Foreign	0.2	(2.1)	38.5
Total deferred	58.1	33.9	150.7
Total income tax benefit	$ 28.0	$ 8.2	$ 46.4

The following table reconciles the statutory federal income tax rate to the actual effective income tax rate, and related amounts of income tax benefit:

		For the year ended December 31,				
(in millions, except tax rates)		2024		2023		2022
Amount of pre-tax income						
Federal statutory rate	$	71.7	$	105.0	$	(36.8)
State and local income taxes, net of federal benefits		17.7		16.1		(5.2)
Tax law change		—		—		(10.8)
Nondeductible expenses		(4.0)		(48.5)		(7.8)
Compensation		(6.8)		(7.2)		(6.2)
Foreign		4.4		1.9		0.9
Valuation allowance		(61.1)		(56.4)		113.4
Tax credits		5.9		4.9		4.6
Equity investment write-off		—		(2.6)		—
Other		0.2		(5.0)		(5.7)
Income tax benefit	$	28.0	$	8.2	$	46.4
Effective Tax Rate		8.2 %		1.7 %		(26.5)%

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

		Unrecognized tax benefits
(in millions)		
Unrecognized tax benefits as of January 1, 2022	$	40.0
Additions based on prior year positions		2.9
Decreases due to settlements and/or reduction in reserves		(0.2)
Unrecognized tax benefits as of December 31, 2022		42.7
Additions based on prior year positions		2.2
Decreases due to settlements and/or reduction in reserves		(1.3)
Unrecognized tax benefits as of December 31, 2023		43.6
Additions based on prior year positions		1.4
Decreases due to settlements and/or reduction in reserves		(3.1)
Unrecognized tax benefits as of December 31, 2024	$	41.9

During the year ended December 31, 2024, we did not record any new tax reserves or accrued interest and penalties related to current year uncertain tax positions. Regarding prior year tax positions, we recorded $2.5 million of tax reserves and accrued interest and reversed $5.0 million of previously recorded tax reserves and accrued interest for uncertain tax positions. As of December 31, 2024 and 2023, unrecognized tax benefits, inclusive of accruals for income tax related interest and penalties, of $44.8 million and $47.2 million, respectively, were included in "Other long-term liabilities" within the Company's Consolidated Balance Sheets. Overall, the Company recorded a net tax benefit of $2.1 million in connection with its uncertain tax positions for the year ended December 31, 2024.

The liability for unrecognized tax benefits as of December 31, 2024 and 2023, included $35.4 million and $37.3 million, respectively, of tax positions that, if reversed, would affect the effective tax rate. We recognized income of $0.5 million and $0.2 million to interest and penalties, net of deferred taxes, as compared an expense of $0.6 million to interest and penalties, net of deferred taxes, for the years ended December 31, 2024, 2023 and 2022, respectively. We classify any income tax related penalties and interest accrued related to unrecognized tax benefits in "Income tax benefit" within the Consolidated Statements of Operations.

The Company is currently in various stages of the examination process in connection with its open audits. Generally, it is difficult to determine when these examinations will be closed. On January 16, 2025, the Indiana Supreme Court listened to oral arguments between the Company and the Indiana Department of State Revenue on notices of proposed assessments for tax years 2015 through 2017. The Company believes that it is reasonably possible that its current unrecognized tax reserve, may change within the next twelve months. As of December 31, 2024, the Company has open tax years 2021 through 2023 that could be subject to examination for U.S. federal income taxes. In addition, we are subject to state and local income tax examinations for various tax years in the taxing jurisdictions in which we operate. Such audits could result in increased tax liabilities, interest and penalties. While the Company believes its tax positions are appropriate, we cannot assure the outcome will remain consistent with our expectation. The Company believes we have adequately reserved for potential audit exposures of uncertain tax positions. In the event the final outcome of these matters is different than the amounts recorded, such differences will impact our income tax provision in the period in which the determination is made.

As of December 31, 2024 and 2023, prepaid income taxes of $31.9 million and $65.3 million, respectively, were included in "Prepaid expenses" within the Company's Consolidated Balance Sheets.

Tax Legislation

Inflation Reduction Act. On August 16, 2022, The Inflation Reduction Act of 2022 ("IRA") was signed into law. The IRA contains several provisions including a 15% corporate alternative minimum tax ("CAMT") for certain large corporations that have at least an average of $1.0 billion adjusted financial statement income over a three-year period effective for tax years beginning after December 31, 2022. A CAMT credit would also be allowed to offset regular federal tax in future years. The IRA also includes a 1% excise tax on corporate stock repurchases after January 1, 2023. Based on our analysis of the IRA and subsequent guidance, management does not expect the CAMT to have a material effect on our future cash flows and results of operations. In 2023, the 1% excise tax on corporate stock repurchases was an immaterial amount, and in 2024, there were no stock repurchases.

Note 14—Stockholders' Equity

Common and Preferred Stock

In connection with the acquisition of Score Media and Gaming, Inc. ("theScore") in October 2021, the Company issued 12,319,340 shares of PENN common stock with a par value of $0.01 and 697,539, par value $0.01, of exchangeable shares through the capital of an indirect wholly-owned subsidiary of PENN ("Exchangeable Shares"), in addition to cash consideration. Each Exchangeable Share is exchangeable into one share of PENN common stock at the option of the holder, subject to certain adjustments. Upon the acquisition of theScore, certain employees of theScore elected to have their outstanding equity awards, which were assumed under theScore plan (as defined below), issued as Exchangeable Shares, once the shares vest or are exercised. In addition, the Company may redeem all outstanding Exchangeable Shares in exchange for shares of PENN common stock at any time following the fifth anniversary of the closing, or earlier under certain circumstances.

During the years ended December 31, 2024 and 2023, we issued 68,048 and 2,854 Exchangeable Shares, respectively. During the year ended December 31, 2022, we did not issue Exchangeable Shares. As of both December 31, 2024 and 2023, there were 768,441 Exchangeable Shares authorized, of which 466,534 shares and 560,267 shares were outstanding, respectively.

In conjunction with the February 2020 stock purchase agreement between PENN and Barstool, the Company issued 883 shares of non-voting convertible Series D Preferred Stock, par value $0.01, to certain individual stockholders affiliated with Barstool. The Series D Preferred stockholders were entitled to participate equally and ratably in all dividends and distributions paid to holders of PENN common stock based on the number of shares of PENN common stock into which such Series D Preferred Stock could convert. 1/1,000th of a share of Series D Preferred Stock was convertible into one share of PENN common stock. The Series D Preferred Stock was available for conversion into PENN common stock in tranches over four years.

On June 1, 2022, the Company issued 64,000 shares of common stock in conjunction with acquiring additional shares of Barstool common stock from certain individual stockholders affiliated with Barstool. The issuances were exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On February 23, 2022 and February 24, 2022, 43 and 151 shares of Series D Preferred Stock, respectively, were converted to common stock. As a result of the conversions, the Company issued 43,000 and 151,200 shares of common stock, respectively, each with a par value of $0.01. The issuances were exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On February 17, 2023, as part of the Barstool Acquisition as discussed in Note 5, "Acquisitions and Dispositions," the Company issued 2,442,809 shares of common stock with a par value of $0.01, to certain former stockholders of Barstool (the "Share Consideration"). The issuance of the Share Consideration was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, because such issuance did not involve a public offering. The Share Consideration was subject to transfer restrictions which were waived on August 11, 2023, pursuant to the Barstool SPA. See Note 5, "Acquisitions and Dispositions" for additional information related to the Barstool SPA.

On March 3, 2023, 227 shares of Series D Preferred Stock were converted to common stock. As a result of the conversion, the Company issued 226,800 shares of common stock with a par value of $0.01. Pursuant to the Barstool SPA, on August 11, 2023, all remaining 354 outstanding shares of Series D Preferred Stock were converted to common stock. As a result of the conversion, the Company issued 353,800 shares of common stock with a par value of $0.01. The issuances were exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

As of both December 31, 2024 and 2023, there were 5,000 shares authorized of Series D Preferred Stock of which zero shares were outstanding.

The Company previously issued two series of preferred stock, Series B and Series C, each with a par value of $0.01 per share. As of both December 31, 2024 and 2023, there were 1,000,000 and 18,500 shares authorized of our Series B and Series C preferred stock, respectively. There were no shares outstanding of either Series B or Series C preferred stock as of both December 31, 2024 and 2023.

On August 8, 2023, pursuant to the Investment Agreement with ESPN, Inc., the Company issued warrants to ESPN, Inc. to purchase approximately 31.8 million shares of PENN common stock, par value $0.01 per share, as discussed in Note 12, "Commitments and Contingencies."

Share Repurchase Authorization

During the second quarter of 2023, we completed our $750.0 million share repurchase authorization approved by the Board of Directors on February 1, 2022 (the "February 2022 Authorization").

On December 6, 2022, a second share repurchase program was authorized for an additional $750.0 million (the "December 2022 Authorization"). The December 2022 Authorization expires on December 31, 2025.

The Company utilized the capacity under the February 2022 Authorization prior to effecting any repurchases under the December 2022 Authorization. Repurchases by the Company are subject to available liquidity, general market and economic conditions, alternate uses for the capital, and other factors. Share repurchases may be made from time to time through a Rule 10b5-1 trading plan, open market transactions, block trades or in private transactions in accordance with applicable securities laws and regulations and other legal requirements. There is no minimum number of shares that the Company is required to repurchase and the repurchase authorization may be suspended or discontinued at any time without prior notice.

No shares of the Company's common stock were repurchased during the year ended December 31, 2024. During the year ended December 31, 2023, the Company repurchased 5,438,221 shares of its common stock in open market transactions for $149.8 million at an average price of $27.54 per share under the February 2022 and December 2022 Authorizations. The cost of all repurchased shares is recorded to "Treasury stock" within the Consolidated Balance Sheets.

No shares of the Company's common stock were repurchased subsequent to the year ended December 31, 2024. As of February 27, 2025, the remaining availability under our December 2022 Authorization was $749.5 million.

Note 15—Stock-Based Compensation

2022 Long Term Incentive Compensation Plan

On June 7, 2022, the Company's shareholders, upon the recommendation of the Company's Board of Directors, approved the Company's 2022 Long Term Incentive Compensation Plan (the "2022 Plan"). The 2022 Plan authorizes the Company to issue stock options (incentive and/or non-qualified), stock appreciation rights ("SARs"), restricted stock (shares and/or units), performance awards (shares and/or units), and cash awards to executive officers, non-employee directors, other employees, consultants, and advisors of the Company and its subsidiaries. Non-employee directors and consultants are eligible to receive all such awards, other than incentive stock options. Pursuant to the 2022 Plan, an initial 6,870,000 shares of the Company's common stock were reserved for issuance, plus any shares of common stock subject to outstanding awards under both the previous 2018 Long Term Incentive Compensation Plan, as amended ("2018 Plan") and the Score Media and Gaming Inc. Second Amended and Restated Stock Option and Restricted Stock Unit Plan (the "theScore Plan") as of June 7, 2022 and outstanding awards that are forfeited or settled for cash under each of the prior plans. In connection with the approval of the 2022 Plan, the 2018 Plan and theScore Plan remain in place until all the awards previously granted thereunder have been paid, forfeited, or expired. However, no shares are available for issuance and all future equity awards will be granted pursuant to the 2022 Plan.

On June 6, 2023, the Company's shareholders, upon the recommendation of the Company's Board of Directors, approved an amendment to the 2022 Plan (as amended, the "2022 Amended Plan"), which increased the number of shares reserved for issuance under the plan by 7,000,000 shares to 13,870,000 shares. For purposes of determining the number of shares available for issuance under the 2022 Amended Plan, stock options, restricted stock, and all other equity settled awards count against the 13,870,000 share limit as one share of common stock for each share granted. Any awards that are not settled in shares of common stock are not counted against the share limit. As of December 31, 2024, there are 5,456,563 shares available for future grants under the 2022 Amended Plan.

Stock-based Compensation Expense

Stock-based compensation expense pertains to our stock options and restricted stock, including restricted stock with performance and market conditions. For options, restricted stock, and performance awards, the expense is recognized ratably over the total requisite service period for the entire award, which is generally three to four years, based on the grant date fair value. We recognize forfeitures as they occur. For performance awards, the expense is adjusted based on the expectation of the achievement of the performance conditions. For awards with market conditions, we recognize the expense over the service period derived from the related valuation. The Company recognized $52.9 million, $85.9 million, and $58.1 million stock-based compensation expense for the years ended December 31, 2024, 2023, and 2022, respectively, which is included within the Consolidated Statements of Operations as a component of "General and administrative" expense.

Stock Options

Stock options are usually awarded to officers, directors and employees. The Company determines the grant date fair value of these options using the Black-Scholes option-pricing model. Typically, stock options are awarded with a ten-year contractual term. To fulfill stock option exercises, the Company issues new authorized common shares.

The following table presents activity related to our stock options for the year ended December 31, 2024:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2024	3,710,184	$29.19		
Granted	1,288,720	$23.45		
Exercised	(143,534)	$10.72		
Expired	(160,915)	$27.07		
Forfeited	(82,593)	$37.69		
Outstanding as of December 31, 2024	4,611,862	$28.07	6.5	$2.1
Exercisable as of December 31, 2024	2,620,314	$27.71	4.9	$1.9
Expected to vest as of December 31, 2024	1,991,548	$28.54	8.6	$0.3

The following table presents information related to the fair value and intrinsic value of our stock options:

	For the year ended December 31,		
	2024	**2023**	**2022**
Weighted-average grant-date fair value of options	$15.28	$18.60	$30.09
Aggregate intrinsic value of stock options exercised (in millions)	$1.2	$4.1	$8.6
Fair value of stock options vested (in millions)	$11.6	$15.9	$21.3

As of December 31, 2024, the unamortized compensation costs not yet recognized related to stock options granted totaled $24.1 million and the weighted-average period over which the costs are expected to be recognized was 1.7 years.

The following table provides the weighted-average assumptions used in the Black-Scholes option-pricing model:

	For the year ended December 31,		
	2024	**2023**	**2022**
Risk-free interest rate	4.07 %	3.88 %	1.40 %
Expected volatility	75.96 %	74.85 %	71.00 %
Dividend yield [(1)]	—	—	—
Weighted-average expected life (in years)	5.2	5.1	5.2

(1) The expected dividend yield is zero, as the Company has not historically paid dividends.

Restricted Stock Awards and Restricted Stock Units

As noted above, the Company grants restricted stock to our employees and certain non-employee directors. In addition, the Company issues its named executive officers ("NEOs") and other key executives restricted stock with performance and market conditions, which are discussed in further detail below. The grant date fair value for restricted stock is generally based on the closing stock price of the Company's shares of common stock on the trading day preceding the grant date.

On April 12, 2021, the Board of Directors granted 600,000 restricted stock units and 300,000 restricted stock awards with market-based and service-based vesting conditions (collectively the "Stock Awards"), solely to the Company's Chief Executive Officer and President pursuant to the 2018 Plan. The Stock Awards are classified as equity with separate tranches and requisite service periods identified for each separately achievable component. As of the grant date, the fair value of the Stock Awards was $48.7 million and was calculated using a Monte Carlo simulation. The fair value of the restricted stock awards was estimated at $19.4 million and segregated into 15 tranches with expense recognition periods ranging from 2.2 to 6.0 years. The fair value of the restricted stock units was estimated at $29.3 million and segregated into four tranches with expense recognition periods ranging from 6.7 to 8.7 years. We recognized $7.4 million, $8.4 million, and $8.6 million of stock compensation expense for the Stock Awards during the years ended December 31, 2024, 2023, and 2022, respectively.

Performance Share Programs

The Company's performance share programs were adopted to provide our NEOs and certain other key executives with stock-based compensation tied directly to the Company's performance, which further aligns their interests with our shareholders and provides compensation only if the designated performance goals are met for the applicable performance periods.

During the year ended December 31, 2024, the Company granted 1,317,269 restricted units with performance-based vesting conditions, at target, under the 2022 Amended Plan. The restricted performance units granted in 2024 consist of one three-year performance period over a three-year service period. The awards have the potential to be earned at between 0% and 200% of the number of shares granted depending on achievement of the performance goals, and remain subject to vesting for the full three-year service period.

During the years ended December 31, 2023, and 2022, the Company granted 461,747, and 244,955 restricted units with performance-based vesting conditions, at target, under the 2022 Plan. The restricted performance units granted in 2023 and 2022 consist of three one-year performance periods over a three-year service period. The awards have the potential to be earned at between 0% and 150% of the number of shares granted depending on achievement of the annual performance goals, and remain subject to vesting for the full three-year service period.

In addition to the above, during the years ended December 31, 2023 and 2022, the Company granted employees of theScore 199,733 and 102,422 restricted units, respectively, with performance-based vesting conditions that are dependent on the achievement of certain milestones. The grant date fair value was determined using the five-day volume weighted average closing stock price of the Company's shares of common stock as of the trading day immediately preceding the grant date. The awards have the potential to be earned at between 0% and 100% and consist of two, one-year performance periods, each containing an applicable milestone. The awards also contain a one-year vesting requirement and vesting is subject to: (a) the satisfaction of the milestones on or before the applicable expiration date and (b) continued service through the date on which the respective portion of the awards vests. All awards were fully vested as of December 31, 2024.

The following table presents activity related to our restricted stock for the year ended December 31, 2024:

	With Performance Conditions		Without Performance Conditions	
	Number of Shares	**Weighted-Average Grant Date Fair Value**	**Number of Shares**	**Weighted-Average Grant Date Fair Value**
Nonvested as of January 1, 2024	1,811,171	$46.98	1,194,368	$38.03
Granted	1,547,172	$17.15	2,152,842	$22.44
Vested	(336,544)	$51.76	(515,191)	$40.49
Forfeited	(26,064)	$28.04	(322,396)	$29.35
Nonvested as of December 31, 2024	2,995,735	$31.21	2,509,623	$26.11

As of December 31, 2024, the unamortized compensation costs not yet recognized related to restricted stock totaled $83.0 million and the weighted-average period over which the costs are expected to be recognized is 2.2 years. The total fair values of restricted stock that vested during the years ended December 31, 2024, 2023, and 2022 were $38.3 million, $57.2 million, and $28.8 million, respectively.

Note 16—Earnings (Loss) per Share

For the years ended December 31, 2024 and 2023, we recorded a net loss attributable to PENN. As such, because the dilution from potential common shares was antidilutive, we used basic weighted-average common shares outstanding, rather than diluted weighted-average common shares outstanding when calculating diluted loss per share. Stock options, restricted stock, convertible preferred shares, and convertible debt that could potentially dilute basic EPS in the future that are not included in the computation of diluted loss per share are as follows:

	For the year ended December 31,	
(in millions)	**2024**	**2023**
Assumed conversion of dilutive stock options	0.1	0.6
Assumed conversion of dilutive restricted stock	0.4	0.3
Assumed conversion of convertible preferred shares	—	0.3
Assumed conversion of convertible debt	14.1	14.1

For the year ended December 31, 2022, we recorded net income attributable to PENN. As such, we used diluted weighted-average common shares outstanding when calculating diluted income per share. Stock options, restricted stock, convertible preferred shares, and convertible debt that could potentially dilute basic EPS in the future were included in the computation of diluted income per share.

The following table sets forth the allocation of net income for the year ended December 31, 2022 under the two-class method. For both years ended December 31, 2024 and 2023, we did not utilize the two-class method due to incurring a net loss.

	For the year ended December 31,
(in millions)	**2022**
Net income attributable to PENN Entertainment, Inc.	$ 222.1
Net income applicable to preferred stock	0.9
Net income applicable to common stock	$ 221.2

The table below reconciles the weighted-average common shares outstanding used to calculate basic EPS with those used to calculate diluted EPS for the year ended December 31, 2022. As we recorded a net loss for both years ended December 31, 2024 and 2023, there are no reconciling items between the weighted-average common shares outstanding for basic and diluted EPS calculations.

(in millions)	For the year ended December 31, 2022
Weighted-average common shares outstanding—basic	161.2
Assumed conversion of:	
Dilutive stock options	1.2
Dilutive restricted stock	0.1
Convertible debt	14.1
Weighted-average common shares outstanding—diluted	176.6

Restricted stock with performance and market based vesting conditions that have not been met as of December 31, 2024 were excluded from the computation of diluted EPS.

Anti-dilutive equity-based awards are excluded from the computation of diluted EPS, and primarily consists of stock options awarded under the Company's previous and current long-term incentive compensation plans and warrants issued under the terms of the Investment Agreement on August 8, 2023 as described in Note 12, "Commitments and Contingencies."

Options and/or warrants to purchase 35.1 million, 14.5 million, and 0.8 million shares were outstanding during each of the years ended December 31, 2024, 2023, and 2022, respectively, but were not included in the computation of diluted EPS because they were anti-dilutive.

Additionally, the assumed conversion of 0.3 million and 0.6 million preferred shares were excluded from the computation of diluted EPS for the years ended December 31, 2023 and 2022, respectively, because including them would have been anti-dilutive.

The Company's calculation of weighted-average common shares outstanding includes the Exchangeable Shares issued in connection with theScore acquisition, as discussed in Note 14, "Stockholders' Equity." The following table presents the calculation of basic and diluted earnings (loss) per share for the Company's common stock for the years ended December 31, 2024, 2023, and 2022:

(in millions, except per share data)	For the year ended December 31,		
	2024	2023	2022
Calculation of basic earnings (loss) per share:			
Net income (loss) applicable to common stock	$ (311.5)	$ (490.0)	$ 221.2
Weighted-average shares outstanding - PENN Entertainment, Inc.	151.6	151.5	160.6
Weighted-average shares outstanding - Exchangeable Shares	0.5	0.6	0.6
Weighted-average common shares outstanding - basic	152.1	152.1	161.2
Basic earnings (loss) per share	$ (2.05)	$ (3.22)	$ 1.37
Calculation of diluted earnings (loss) per share:			
Net income (loss) applicable to common stock	$ (311.5)	$ (490.0)	$ 221.2
Interest expense, net of tax [1]:			
Convertible Notes	—	—	7.2
Diluted income applicable to common stock	$ (311.5)	$ (490.0)	$ 228.4
Weighted-average common shares outstanding - diluted	152.1	152.1	176.6
Diluted earnings (loss) per share	$ (2.05)	$ (3.22)	$ 1.29

(1) The tax-affected rate was 21% for the year ended December 31, 2022.

Note 17—Segment Information

We have five reportable segments: Northeast, South, West, Midwest, and Interactive. Our gaming and racing properties are grouped by geographic location, and each is viewed as an operating segment with the exception of our two properties in Jackpot, Nevada, which are viewed as one operating segment. We consider our combined VGT operations, by state, to be separate operating segments.

The retail segments primarily generate revenue from gaming operations (such as slot machines and table games), food and beverage offerings, and hotel visitation. The accounting policies of our retail segments are the same as those described in our significant accounting policies. See Note 2, "Significant Accounting Policies and Basis of Presentation" for further information.

The Interactive segment includes all of our online gaming operations, management of retail sports betting, media, and in the prior years, the operating results of Barstool. The accounting policies of our Interactive segment are the same as those described in our significant accounting policies. See Note 2, "Significant Accounting Policies and Basis of Presentation" for further information. We owned 36% of Barstool common stock prior to the February 17, 2023 Barstool Acquisition, pursuant to which we acquired the remaining 64% of Barstool common stock. On August 8, 2023, we entered into the Barstool SPA, and we sold 100% of the outstanding shares of Barstool common stock. See Note 5, "Acquisitions and Dispositions" for further information.

The Other category, included in the tables to reconcile the segment information to the consolidated information, consists of our stand-alone racing operations, namely Sanford-Orlando Kennel Club, Sam Houston and Valley Race Park, the Company's joint venture interests in Freehold Raceway (which ceased operations on December 28, 2024), and our management contract for Retama Park Racetrack. The Other category also includes corporate overhead costs, which consist of certain expenses, such as: payroll, professional fees, travel expenses, and other general and administrative expenses that do not directly relate or have not otherwise been allocated.

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer and President. Adjusted EBITDAR (as defined below) is our measure of segment profit or loss for each segment and is utilized by the CODM as follows:

- within the annual budget and forecasting process when making decisions about the allocation of operating and capital resources to each segment;
- to evaluate monthly budget-to-actual variances which are used in assessing segment performance;
- to determine whether to reinvest profits into the segment or into other parts of the Company, such as new development projects, return generating investments in our retail operations and Interactive segment; and
- to determine various capital allocation initiatives such as mergers and acquisitions, share repurchases, and delevering.

The tables below provide information about our revenues, expenses, and Adjusted EBITDAR for each reportable segment, and provide a reconciliation to net income (loss).

	For the year ended December 31, 2024							
(in millions)	Northeast	South	West	Midwest	Interactive [1]	Other	Intersegment Eliminations [2]	Total
Total revenues	$ 2,755.7	$1,169.0	$ 525.3	$1,172.2	$ 959.9	$ 19.6	$ (23.6)	$6,578.1
Less:								
Gaming taxes	(1,113.2)	(251.9)	(94.2)	(305.1)	(566.3)			
Compensation and benefits	(414.5)	(222.6)	(123.5)	(174.6)	(168.3)			
Media and advertising [3]					(407.0)			
Other segment items [4]	(427.0)	(261.3)	(120.1)	(205.7)	(317.8)			
Reportable Segment Adjusted EBITDAR [5]	$ 801.0	$ 433.2	$ 187.5	$ 486.8	$ (499.5)			$1,409.0

Other operating benefits (costs) and other income (expenses):	
Other category [6]	(116.7)
Rent expense associated with triple net operating leases [7]	(620.1)
Stock-based compensation	(52.9)
Cash-settled stock-based awards variance	18.7
Loss on disposal of assets	(10.0)
Contingent purchase price	1.2
Depreciation and amortization	(433.6)
Impairment losses [8]	(89.1)
Insurance recoveries, net of deductible charges	5.5
Non-operating items of equity method investments [9]	(4.4)
Interest expense, net	(470.5)
Interest income	23.6
Loss on early extinguishment of debt	(0.3)
Other [10]	(1.7)
Loss before income taxes	(341.3)
Income tax benefit	28.0
Net loss	$ (313.3)

(1) Revenues and gaming taxes expense within the Interactive segment are inclusive of gaming tax reimbursement amounts related to third-party online sports betting and/or iCasino partners for online sports betting and iCasino market access of $435.6 million for the year ended December 31, 2024.

(2) Primarily represents the elimination of intersegment revenues associated with our retail sportsbooks, which are operated by PENN Interactive.

(3) Includes advertising expenses of $179.2 million related to the Sportsbook Agreement and $67.9 million related to the Investment Agreement with ESPN. While the Sportsbook Agreement and Investment Agreement commenced on August 8, 2023, the Company began recognizing advertising expense, specific to the initial annual period, during the fourth quarter of 2023. Also, includes advertising and media expenses (including such expenses associated with theScore) across various platforms, including television, radio, social media, and both paid and organic search, and sponsorships and media costs associated with partnerships with major sports leagues, and other professional sports teams.

(4) For each reportable segment, the Other segment items category includes:

a. Northeast segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

b. South segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

c. West segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

d. Midwest segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, allocated corporate expenses, and third-party revenue share fees.

e. Interactive segment - professional services, legal expenses, software subscriptions and maintenance fees, software development costs, utilities, supplies, property and liability insurance, other taxes and fees, lease expense, allocated corporate expenses, and third-party revenue share fees.

(5) We define Adjusted EBITDAR as earnings before interest expense, net, interest income, income taxes, depreciation and amortization, rent expense associated with triple net operating leases (see footnote (7) below), stock-based compensation, debt extinguishment charges, impairment losses, insurance recoveries, net of deductible charges, changes in the estimated fair value of our contingent purchase price obligations, gain or loss on disposal of assets, the difference between budget and actual expense for cash-settled stock-based awards, pre-opening expenses, loss on disposal of a business, non-cash gains/losses associated with REIT transactions, non-cash gains/losses associated with partial and step acquisitions as measured in accordance with ASC 805 "Business Combinations," and other. Adjusted EBITDAR is also inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (see footnote (9) below) added back for our Kansas Entertainment joint venture.

(6) Primarily represents corporate overhead costs of $104.8 million for the year ended December 31, 2024.

(7) Pertains to the following operating leases: (i) AR PENN Master Lease; (ii) 2023 Master Lease; (iii) Margaritaville Lease; and (iv) Greektown Lease.

(8) Relates to impairment charges in our Northeast, South, and Midwest segments. See Note 8, "Goodwill and Other Intangible Assets."

(9) Consists principally of depreciation expense associated with our Kansas Entertainment joint venture.

(10) Primarily relates to transaction costs and finance transformation costs associated with the implementation of our new Enterprise Resource Management system, partially offset by dividend income received.

For the year ended December 31, 2023

(in millions)	Northeast	South	West	Midwest	Interactive [1]	Other	Intersegment Eliminations [2]	Total
Total revenues	$ 2,738.4	$1,216.4	$ 528.5	$1,172.6	$ 718.8	$ 20.2	$ (32.0)	$6,362.9
Less:								
Gaming taxes	(1,115.5)	(263.1)	(93.6)	(309.4)	(498.6)			
Compensation and benefits	(388.4)	(215.3)	(114.7)	(165.4)	(176.7)			
Media and advertising [3]					(144.9)			
Other segment items [4]	(403.5)	(243.9)	(116.0)	(201.2)	(301.1)			
Reportable Segment Adjusted EBITDAR [5]	$ 831.0	$ 494.1	$ 204.2	$ 496.6	$ (402.5)			$1,623.4

Other operating benefits (costs) and other income (expenses):	
Other category [6]	(110.8)
Rent expense associated with triple net operating leases [7]	(591.1)
Stock-based compensation	(85.9)
Cash-settled stock award variance	13.8
Loss on disposal of assets	(0.1)
Contingent purchase price	(1.9)
Depreciation and amortization	(435.1)
Impairment losses [8]	(130.6)
Insurance recoveries, net of deductible charges	13.9
Non-operating items of equity method investments [9]	(7.4)
Interest expense, net	(464.7)
Interest income	40.3
Loss on disposal of Barstool [10]	(923.2)
Gain on Barstool Acquisition, net [11]	83.4
Gain on REIT transactions, net [12]	500.8
Other [13]	(24.4)
Loss before income taxes	(499.6)
Income tax benefit	8.2
Net loss	$ (491.4)

(1) Revenues and gaming taxes expense within the Interactive segment are inclusive of gaming tax reimbursement amounts related to third-party online sports betting and/or iCasino partners for online sports betting and iCasino market access of $390.4 million for the year ended December 31, 2023.

(2) Primarily represents the elimination of intersegment revenues associated with our retail sportsbooks, which are operated by PENN Interactive.

(3) Includes advertising expenses of $33.3 million related to the Sportsbook Agreement and $12.5 million related to the Investment Agreement with ESPN. While the Sportsbook Agreement and Investment Agreement commenced on August 8, 2023, the Company began recognizing advertising

expense, specific to the initial annual period, during the fourth quarter of 2023. Also, includes advertising and media expenses (including such expenses associated with theScore) across various platforms, including television, radio, social media, and both paid and organic search, and sponsorships and media costs associated with partnerships with major sports leagues, and other professional sports teams.

(4)   For each reportable segment, the Other segment items category includes:

    a.   Northeast segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

    b.   South segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

    c.   West segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

    d.   Midwest segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, allocated corporate expenses, and third-party revenue share fees.

    e.   Interactive segment - cost of goods sold, professional services, legal expenses, software subscriptions and maintenance fees, software development costs, utilities, supplies, property and liability insurance, other taxes and fees, lease expense, allocated corporate expenses, and third-party revenue share fees.

(5)   We define Adjusted EBITDAR as earnings before interest expense, net, interest income, income taxes, depreciation and amortization, rent expense associated with triple net operating leases (see footnote (7) below), stock-based compensation, debt extinguishment charges, impairment losses, insurance recoveries, net of deductible charges, changes in the estimated fair value of our contingent purchase price obligations, gain or loss on disposal of assets, the difference between budget and actual expense for cash-settled stock-based awards, pre-opening expenses, loss on disposal of a business, non-cash gains/losses associated with REIT transactions, non-cash gains/losses associated with partial and step acquisitions as measured in accordance with ASC 805 "Business Combinations," and other. Adjusted EBITDAR is also inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (see footnote (9) below) added back for Barstool and our Kansas Entertainment joint venture.

(6)   Primarily represents corporate overhead costs of $106.7 million for the year ended December 31, 2023.

(7)   Pertains to the following operating leases: (i) AR PENN Master Lease; (ii) 2023 Master Lease; (iii) Margaritaville Lease; and (iv) Greektown Lease.

(8)   Relates to impairment charges in our Northeast segment. See Note 8, "Goodwill and Other Intangible Assets."

(9)   Consists principally of interest expense, net, income taxes, depreciation and amortization, and stock-based compensation expense associated with Barstool prior to us acquiring the remaining 64% of Barstool common stock (see Note 5, "Acquisitions and Dispositions") and our Kansas Entertainment joint venture.

(10) Relates to the loss incurred on the sale of 100% of the outstanding shares of Barstool which was completed on August 8, 2023. See Note 5, "Acquisitions and Dispositions."

(11) Includes a gain of $66.5 million associated with Barstool related to remeasurement of the equity investment immediately prior to the acquisition date of February 17, 2023 and a gain of $16.9 million related to the acquisition of the remaining 64% of Barstool common stock. See Note 5, "Acquisitions and Dispositions."

(12) Upon the execution of the February 21, 2023 AR PENN Master Lease and the 2023 Master Lease, both effective January 1, 2023, we recognized a gain of $500.8 million as a result of the reclassification and remeasurement of lease components. See Note 11, "Leases."

(13) Primarily relates to unrealized holding losses on our equity securities of $6.4 million and non-recurring acquisition and transaction costs of $25.0 million, partially offset by dividend income received. See Note 18, "Fair Value Measurements."

(in millions)	For the year ended December 31, 2022 Northeast	South	West	Midwest	Interactive (1)	Other	Intersegment Eliminations (2)	Total
Total revenues	$ 2,695.9	$1,314.2	$ 581.9	$1,159.6	$ 663.1	$ 21.3	$ (34.3)	$6,401.7
Less:								
Gaming taxes	(1,120.1)	(286.5)	(91.5)	(311.3)	(346.5)			
Compensation and benefits	(366.7)	(219.0)	(142.6)	(153.8)	(112.8)			
Media and advertising					(76.1)			
Other segment items (3)	(366.6)	(260.6)	(127.7)	(193.3)	(202.6)			
Reportable Segment Adjusted EBITDAR (4)	$ 842.5	$ 548.1	$ 220.1	$ 501.2	$ (74.9)			$2,037.0

Other operating benefits (costs) and other income (expenses):	
Other category (5)	(97.6)
Rent expense associated with triple net operating leases (6)	(149.6)
Stock-based compensation	(58.1)
Cash-settled stock award variance	15.5
Loss on disposal of assets	(7.9)
Contingent purchase price	0.6
Pre-opening expenses	(4.1)
Depreciation and amortization	(567.5)
Impairment losses (7)	(118.2)
Insurance recoveries, net of deductible charges	10.7
Non-operating items of equity method investments (8)	(7.9)
Interest expense, net	(758.2)
Interest income	18.3
Loss on early extinguishment of debt	(10.4)
Other (9)	(127.3)
Income before income taxes	175.3
Income tax benefit	46.4
Net income	$ 221.7

(1) Revenues and gaming taxes expense within our Interactive segment are inclusive of gaming tax reimbursement amounts related to third-party online sports betting and/or iCasino partners for online sports betting and iCasino market access of $251.6 million for the year ended December 31, 2022.

(2) Primarily represents the elimination of intersegment revenues associated with our internally-branded retail sportsbooks, which are operated by PENN Interactive.

(3) For each reportable segment, the Other segment items category includes:

a. Northeast segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

b. South segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

c. West segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, and allocated corporate expenses.

d. Midwest segment - cost of goods sold, professional services, legal expenses, facility maintenance, utilities, supplies, property and liability insurance, advertising and promotional expenses, property taxes, sales and use taxes, other taxes and fees, non-REIT lease expenses, allocated corporate expenses, and third-party revenue share fees.

e. Interactive segment - professional services, legal expenses, software subscriptions and maintenance fees, software development costs, utilities, supplies, property and liability insurance, other taxes and fees, lease expense, allocated corporate expenses, and third-party revenue share fees.

(4) We define Adjusted EBITDAR as earnings before interest expense, net, interest income, income taxes, depreciation and amortization, rent expense associated with triple net operating leases (see footnote (6) below), stock-based compensation, debt extinguishment charges, impairment losses, insurance recoveries, net of deductible charges, changes in the estimated fair value of our contingent purchase price obligations, gain or loss on disposal of assets, the difference between budget and actual expense for cash-settled stock-based awards, pre-opening expenses, loss on disposal of a

business, non-cash gains/losses associated with REIT transactions, non-cash gains/losses associated with partial and step acquisitions as measured in accordance with ASC 805 "Business Combinations," and other. Adjusted EBITDAR is also inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (see footnote (8) below) added back for Barstool and our Kansas Entertainment joint venture.

(5) Primarily represents corporate overhead costs of $98.5 million for the year ended December 31, 2022.

(6) Pertains to the operating lease components contained within the (i) PENN Master Lease (specific to the land and building components associated with the operations of Dayton and Mahoning Valley); (ii) Meadows Lease; (iii) Margaritaville Lease; (iv) Greektown Lease; and (v) Tropicana Lease (which terminated on September 26, 2022).

(7) Primarily relates to $116.4 million of impairment charges in the Northeast segment. See Note 8, "Goodwill and Other Intangible Assets."

(8) Consists principally of interest expense, net, income taxes, depreciation and amortization, and stock-based compensation expense associated with Barstool prior to us acquiring the remaining 64% of Barstool common stock (see Note 5, "Acquisitions and Dispositions") and our Kansas Entertainment joint venture.

(9) Primarily relates to unrealized holding losses on our equity securities of $69.9 million and non-recurring acquisition and transaction costs of $52.1 million. See Note 18, "Fair Value Measurements."

The table below presents capital expenditures by segment:

	For the year ended December 31,		
(in millions)	2024	2023	2022
Capital expenditures:			
Northeast segment	$ 81.9	$ 113.7	$ 110.6
South segment	97.5	93.0	70.7
West segment	64.8	30.3	11.5
Midwest segment	222.9	73.6	35.8
Interactive segment	2.5	33.2	19.7
Other	13.1	16.2	15.1
Total capital expenditures	$ 482.7	$ 360.0	$ 263.4

The measure of segment assets is reported on our Consolidated Balance Sheets as total consolidated assets.

The table below presents investment in and advances to unconsolidated affiliates and total assets by segment:

(in millions)	Northeast	South	West	Midwest	Interactive	Other [1]	Total
Balance sheet as of December 31, 2024							
Investment in and advances to unconsolidated affiliates	$ 0.1	$ —	$ —	$ 80.9	$ —	$ 5.2	$ 86.2
Total assets	$ 1,808.1	$ 1,301.7	$ 453.2	$ 1,503.7	$ 2,385.6	$ 7,809.4	$ 15,261.7
Balance sheet as of December 31, 2023							
Investment in and advances to unconsolidated affiliates	$ —	$ —	$ —	$ 80.8	$ —	$ 4.1	$ 84.9
Total assets	$ 1,827.4	$ 1,244.5	$ 388.6	$ 1,241.1	$ 2,549.9	$ 8,812.7	$ 16,064.2
Balance sheet as of December 31, 2022							
Investment in and advances to unconsolidated affiliates	$ 0.1	$ —	$ —	$ 81.5	$ 160.9	$ 6.1	$ 248.6
Total assets	$ 2,231.8	$ 1,191.9	$ 372.4	$ 1,305.5	$ 4,233.7	$ 8,166.8	$ 17,502.1

(1) The real estate assets subject to the Master Leases, which are classified as either property and equipment, operating lease ROU assets, or finance lease ROU assets, are included within the Other category.

Note 18—Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions, as there is little, if any, related market activity.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy. The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practicable to estimate. The fair value of the Company's trade accounts receivable and payable approximates the carrying amounts.

Cash and Cash Equivalents

The fair value of the Company's cash and cash equivalents approximates their carrying amount, due to the short maturity of the cash equivalents.

Equity Securities

As of December 31, 2024 and 2023, we held $10.6 million and $10.7 million, in equity securities of ordinary shares, respectively, which are reported as "Other assets" in our Consolidated Balance Sheets. These equity securities are the result of PENN Interactive entering into multi-year agreements with third-party online sports betting and/or iCasino operators for online sports betting and iCasino market access across our portfolio.

We recognized unrealized holding losses of $0.1 million, $6.4 million, and $69.9 million during the years ended December 31, 2024, 2023, and 2022, respectively, related to these equity securities, which are included in "Other" as reported in "Other income (expenses)" within our Consolidated Statements of Operations.

The fair value of the equity securities was determined using Level 1 inputs, which use market approach valuation techniques. The primary inputs to those techniques include the quoted market price of the equity securities and foreign currency exchange rates.

Available-for-Sale Debt Securities

The Company acquired 12.0% secured convertible notes in a technology provider on April 7, 2023 for $20.0 million, due on the third-year anniversary of the date of issuance. The terms contain optional and mandatory conversion provisions pursuant to which we will receive common stock upon conversion.

As of December 31, 2024 and 2023, the fair value of the convertible notes were valued at $31.5 million and $24.2 million, respectively. As such, during the year ended December 31, 2024 and 2023, we recorded unrealized gains of $7.3 million and $4.2 million, respectively, and corresponding tax expense of $1.9 million and $1.0 million, respectively, to "Other comprehensive income (loss)" within our Consolidated Statements of Comprehensive Income (Loss).

The fair value of the convertible notes was determined using a binomial lattice model and is categorized as a Level 3 measurement.

Held-to-Maturity Securities and Promissory Notes

We have a management contract with Retama Development Corporation ("RDC"), a local government corporation of the City of Selma, Texas, to manage the day-to-day operations of Retama Park Racetrack, located outside of San Antonio, Texas. In addition, we own 1.0% of the equity of Retama Nominal Holder, LLC, which holds a nominal interest in the racing license used to operate Retama Park Racetrack, and a 75.5% interest in Pinnacle Retama Partners, LLC ("PRP"), which owns the contingent gaming rights that may arise if gaming under the existing racing license becomes legal in Texas in the future.

As of both periods ended December 31, 2024 and 2023, PRP held $7.9 million in promissory notes issued by RDC and $6.7 million in local government corporation bonds issued by RDC, at amortized cost. The promissory notes and the local government corporation bonds are collateralized by the assets of Retama Park Racetrack. As of December 31, 2024 and 2023, the promissory notes and the local government corporation bonds were included in "Other assets" within our Consolidated Balance Sheets.

The contractual terms of these promissory notes include interest payments due at maturity; however, we have not recorded accrued interest on these promissory notes because uncertainty exists as to RDC's ability to make interest payments. We have the positive intent and ability to hold the local government corporation bonds until the amortized cost is recovered. The estimated fair values of such investments are principally based on appraised values of the land associated with Retama Park Racetrack, which are classified as Level 2 inputs.

Long-term Debt

The fair value of our Amended Term Loan A Facility, Amended Term Loan B Facility, 5.625% Notes, 4.125% Notes, and the Convertible Notes is estimated based on quoted prices in active markets. During the first quarter of 2024, we reassessed the trading frequency of our previously described long-term debt instruments and reclassified them from a Level 1 measurement to a Level 2 measurement.

Additionally, in February 2021, we entered into a third-party financing arrangement providing the Company with upfront cash proceeds while permitting us to participate in future proceeds on certain claims. The financing obligation has been classified as a non-current liability and the fair value of the financing obligation is based on what we expect to be settled in a future period of which the principal is contingent and predicated on other events, plus accreted period non-cash interest using an effective interest rate of 27.0% until the claims and related obligation is settled. The financing obligation has been classified as a Level 3 measurement and is included within our Consolidated Balance Sheets in "Long-term debt, net of current maturities, debt discount, and debt issuance costs." See Note 10, "Long-term Debt."

Other Liabilities

Other liabilities as of December 31, 2024 include contingent purchase price liabilities related to Plainridge Park Casino and HitPoint Inc. and Lucky Point Inc. (collectively, "HitPoint"). The HitPoint contingent purchase price liability was payable in installments up to a maximum of $1.0 million in the form of cash and equity, on the first three anniversaries of the acquisition close date and was based on the achievement of mutual goals established by the Company and HitPoint. The final payment of shares and cash were issued during the second and third quarters of 2024, respectively. See Note 14, "Stockholders' Equity." As of December 31, 2024, there are no annual achievement periods remaining. The Plainridge Park Casino contingent purchase price liability is calculated based on earnings of the gaming operations over the first ten years of operations, which commenced on June 24, 2015. As of December 31, 2024, we were contractually obligated to make one additional annual payment. The fair value of the Plainridge Park Casino contingent purchase price liability is estimated based on an income approach using a discounted cash flow model. These contingent purchase price liabilities have been classified as a Level 3 measurement and are included within our Consolidated Balance Sheets in "Accrued expenses and other current liabilities" or "Other long-term liabilities," depending on the timing of the next payment.

Additionally, as of December 31, 2024 and 2023, Other liabilities include a $39.5 million and $70.0 million tax indemnification, respectively, as described in Note 2, "Significant Accounting Policies and Basis of Presentation" Liabilities associated with the indemnification of $39.5 million are recorded in "Other long-term liabilities" within our Consolidated Balance Sheets. The indemnity has been classified as a Level 3 measurement. Key assumptions used to estimate the fair value of the indemnification include the expected tax rate and the probability of potential outcomes based on valuation methods that utilize unobservable inputs that are significant to the overall fair value as of December 31, 2024 and 2023. The assessment of the significance of a particular input to the fair value measurement requires judgment.

The carrying amounts and estimated fair values by input level of the Company's financial instruments were as follows:

		December 31, 2024				
(in millions)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 706.6	$ 706.6	$ 706.6	$ —	$ —
Equity securities	$ 10.6	$ 10.6	$ 10.6	$ —	$ —
Available-for-sale debt securities	$ 31.5	$ 31.5	$ —	$ —	$ 31.5
Held-to-maturity securities	$ 6.7	$ 6.7	$ —	$ 6.7	$ —
Promissory notes	$ 7.9	$ 7.9	$ —	$ 7.9	$ —
Financial liabilities:					
Long-term debt					
Amended Credit Facilities	$ 1,437.0	$ 1,453.9	$ —	$ 1,453.9	$ —
5.625% Notes	$ 399.8	$ 393.0	$ —	$ 393.0	$ —
4.125% Notes	$ 395.5	$ 356.0	$ —	$ 356.0	$ —
Convertible Notes	$ 327.9	$ 355.7	$ —	$ 355.7	$ —
Other long-term obligations	$ 210.5	$ 209.3	$ —	$ 8.1	$ 201.2
Other liabilities	$ 44.6	$ 44.6	$ —	$ 2.7	$ 41.9

(in millions)	December 31, 2023				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 1,071.8	$ 1,071.8	$ 1,071.8	$ —	$ —
Equity securities	$ 10.7	$ 10.7	$ 10.7	$ —	$ —
Available-for-sale debt securities	$ 24.2	$ 24.2	$ —	$ —	$ 24.2
Held-to-maturity securities	$ 6.7	$ 6.7	$ —	$ 6.7	$ —
Promissory notes	$ 7.9	$ 7.9	$ —	$ 7.9	$ —
Financial liabilities:					
Long-term debt					
Amended Credit Facilities	$ 1,471.7	$ 1,483.5	$ 1,483.5	$ —	$ —
5.625% Notes	$ 399.7	$ 388.0	$ 388.0	$ —	$ —
4.125% Notes	$ 394.6	$ 340.0	$ 340.0	$ —	$ —
Convertible Notes	$ 326.1	$ 427.6	$ 427.6	$ —	$ —
Other long-term obligations	$ 173.5	$ 172.1	$ —	$ 18.0	$ 154.1
Other liabilities	$ 79.0	$ 78.9	$ —	$ 2.7	$ 76.2

The following table summarizes the changes in fair value of our Level 3 assets and liabilities measured on a recurring basis:

(in millions)	Other Assets and Liabilities
Balance as of January 1, 2022	$ 100.9
Interest	27.6
Payments	(2.7)
Included in loss [1]	(0.6)
Balance as of December 31, 2022	125.2
Additions	90.0
Interest	36.1
Payments	(2.9)
Included in loss and other comprehensive loss [1][2]	6.1
Balance as of December 31, 2023	254.5
Interest	47.1
Payment installments	(33.1)
Included in loss and other comprehensive loss [1][2]	6.1
Balance as of December 31, 2024	$ 274.6

(1) The expense is included in "General and administrative" within our Consolidated Statements of Operations.

(2) Includes unrealized gain on debt securities within our Consolidated Statements of Comprehensive Income (Loss).

The following table sets forth the assets measured at fair value on a non-recurring basis as of December 31, 2024 and 2023:

(in millions)	Valuation Date	Valuation Technique	Level 1	Level 2	Level 3	Total Balance	Total Reduction in Fair Value Recorded
Goodwill	10/1/2024	Discounted cash flow and market approach	$ —	$ —	$ 197.0	$ 197.0	$ 12.3
Gaming licenses	10/1/2024	Discounted cash flow	$ —	$ —	$ 71.0	$ 71.0	$ 69.3
Trademarks	10/1/2024	Discounted cash flow	$ —	$ —	$ 56.0	$ 56.0	$ 7.5
Goodwill	10/1/2023	Discounted cash flow and market approach	$ —	$ —	$ —	$ —	$ 30.0
Gaming licenses	10/1/2023	Discounted cash flow	$ —	$ —	$ 130.0	$ 130.0	$ 100.6

The following table summarizes the significant unobservable inputs used in calculating fair value for our Level 3 assets and liabilities on a recurring basis as of December 31, 2024:

	Valuation Technique	Unobservable Input	Discount Rate
Available-for-sale debt securities	Discounted cash flow	Discount rate	35.0%
Other long-term obligation	Discounted cash flow	Discount rate	27.0%
Contingent purchase price - Plainridge Park Casino	Discounted cash flow	Discount rate	6.6%

As discussed in Note 8, "Goodwill and Other Intangible Assets," we recorded impairment charges on the indefinite-lived intangible asset classes below, following our annual impairment assessments in the Northeast, South, and Midwest segments for the year ended December 31, 2024, and in the Northeast segment for the year ended December 31, 2023. The table below presents quantitative information about the significant unobservable inputs used in the fair value measurements as of the valuation date below:

(in millions)	Fair Value	Valuation Technique	Unobservable Input	Range or Amount
As of December 31, 2024				
Gaming licenses	$ 71.0	Discounted cash flow	Discount rate	12.5 %
			Long-term revenue growth rate	2.0 %
Trademarks	$ 56.0	Discounted cash flow	Discount rate	12.5% - 14.5%
			Long-term revenue growth rate	2.0% - 4.0%
			Pretax royalty rate	1.5% - 5.0%
As of December 31, 2023				
Gaming licenses	$ 130.0	Discounted cash flow	Discount rate	12.5% - 13.0%
			Long-term revenue growth rate	2.0 %

Note 19—Related Party Transactions

The Company currently leases two executive office buildings in Wyomissing, Pennsylvania from affiliates of its chairman emeritus of the Board of Directors. Rent expense was $1.1 million for each of the three years ended December 31, 2024, 2023, and 2022, respectively. One lease was renewed in December 2022 and will expire in December 2025. The other long-term lease will expire in August 2026. The future minimum lease commitments relating to the leases as of December 31, 2024 are $1.1 million.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, under the supervision and with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2024, which is the end of the period covered by this Annual Report on Form 10-K. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed by the Company in reports we file or submit under the Exchange Act is (i) recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the United States Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to the Company's management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting and concluded that it was effective as of December 31, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control—Integrated Framework (2013 framework)."

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2024, none of the Company's directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item concerning directors and corporate governance is hereby incorporated by reference to the Company's definitive proxy statement for its Annual Meeting of Shareholders (the "2025 Proxy Statement"), to be filed with the U.S. Securities and Exchange Commission within 120 days after December 31, 2024, pursuant to Regulation 14A under the Exchange Act. Information required by this item concerning executive officers is included in Part I of this Annual Report on Form 10-K.

Insider Trading Policy

The Company maintains an Insider Trading Policy that applies to members of our Board of Directors, our officers and all other employees, which we believe is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. As noted in the Insider Trading Policy, it is also the Company's policy to comply with applicable securities laws concerning insider trading when the Company engages in transactions in its securities. The Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Code of Business Conduct

The Board has adopted and regularly reviews the Company's Code of Business Conduct (the "Code of Conduct"), which applies to all directors and employees of the Company, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is designed to, among other things, promote ethical behavior, deter wrongdoing, address potential conflicts of interest, and encourage both compliance with applicable laws and full and accurate reporting in the Company's filings with the SEC. The Code of Conduct also provides for a 24-hour hotline that any employee, patron, vendor or other third party can use to report, anonymously if they so choose, any suspected fraud, financial impropriety or other alleged wrongdoing. These reports are promptly investigated and receive the highest level of management attention, with particular focus from the Company's Chief Compliance Officer; Vice President, Internal Audit; Chief Human Resources Officer and Legal Department, as appropriate. Subsequently, senior management provides investigation summaries to the Compliance Committee and the Audit Committee. The Code of Conduct is available on our website at www.pennentertainment.com/investors/corporate-governance. We intend to disclose on our website any amendment to or waiver for directors or executive officers of any of the provisions of the Code of Conduct that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporated by reference to the 2025 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The information required by this item is hereby incorporated by reference to the 2025 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference to the 2025 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is hereby incorporated by reference to the 2025 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements.
   The following is a list of the Consolidated Financial Statements of the Company and its subsidiaries and supplementary data included herein under Item 8 of Part II of this report, "Financial Statements and Supplementary Data:"

	Page

2. Financial Statement Schedules.

All schedules have been omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits, Including Those Incorporated by Reference.

The exhibits to this Report are listed on the accompanying index to exhibits and are incorporated herein by reference or are filed as part of this annual report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

We have elected not to disclose the optional summary information.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1††	Stock Purchase Agreement by and among Penn National Gaming, Inc., Barstool Sports, Inc., TCG XII, LLC, TCG Digital Spots, LLC and the Individuals Set Forth on Schedule A, dated as of January 28, 2020 is hereby incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 29, 2020 (SEC File No. 000-24206).
2.2††	Purchase Agreement by and among Tropicana Las Vegas, Inc., Penn National Gaming, Inc., GLP Capital, L.P., Gold Merger Sub, LLC, PA Meadows, LLC, Tropicana LV LLC and, solely for the purposes set forth therein, Gaming and Leisure Properties, Inc., dated as of April 16, 2020 is hereby incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 20, 2020 (SEC File No. 000-24206).
2.3††	Arrangement Agreement by and among Penn National Gaming, Inc., 1317774 B.C. LTD. and Score Media and Gaming Inc., dated as of August 4, 2021 is hereby incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 5, 2021 (SEC File No. 000-24206).
3.1	Second Amended and Restated Articles of Incorporation of Penn National Gaming, Inc., filed with the Pennsylvania Department of State on October 15, 1996, as amended by the Articles of Amendments to the Amended and Restated Articles of Incorporation filed with the Pennsylvania Department of State on November 13, 1996, July 23, 2001 and December 28, 2007 and the Statement with Respect to Shares of Series C Convertible Preferred Stock of Penn National Gaming, Inc. dated as of January 17, 2013, and the Statement with Respect to Shares of Series D Convertible Preferred Stock of Penn National Gaming, Inc. dated as of February 19, 2020, and as further amended and restated by the Second Amended and Restated Articles of Incorporation of Penn National Gaming, Inc. filed with the Pennsylvania Department of State on June 17, 2021 is hereby incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 21, 2021 (SEC File No. 000-24206).
3.1(a)	Articles of Amendment to its Second Amended and Restated Articles of Incorporation, effective August 4, 2022, is hereby incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (SEC File No. 000-24206).
3.2	Fifth Amended and Restated Bylaws of the Company, is hereby incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 12, 2024 (SEC File No. 000-24206).

Exhibit Number	Description of Exhibit
3.3	Statement with Respect to Shares of Series D Convertible Preferred Stock of Penn National Gaming, Inc. is hereby incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 20, 2020 (SEC File No. 000-24206).
3.4	Specimen certificate for shares of Common Stock, par value of $.01 per share, for Penn National Gaming, Inc. is hereby incorporated by reference to Exhibit 3.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (SEC File No. 000-24206).
4.1	Indenture, dated as of January 19, 2017 between Penn National Gaming, Inc. and Wells Fargo Bank, N.A., as Trustee, relating to the 5.625% Senior Notes due 2027 is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 20, 2017 (SEC File No. 000-24206).
4.1(a)	Form of Note for 5.625% Senior Notes due 2027 is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 20, 2017 (SEC File No. 000-24206).
4.2	Indenture, dated as of May 14, 2020 between Penn National Gaming, Inc. and Wells Fargo Bank, National Association, as Trustee, is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 14, 2020 (SEC File No. 000-24206).
4.2(a)	First Supplemental Indenture, dated as of May 14, 2020 between Penn National Gaming, Inc. and Wells Fargo Bank, National Association, as Trustee, is hereby incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2020 (SEC File No. 000-24206).
4.2(b)	Form of Note representing the 2.75% Convertible Senior Notes due 2026 is hereby incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2020 (SEC File No. 000-24206).
4.3	Description of Securities is hereby incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 000-24206).
4.4	Indenture, dated as of July 1, 2021, between Penn National Gaming, Inc. and Wells Fargo Bank, National Association as Trustee, relating to the 4.125% Senior Notes due 2029 is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 1, 2021 (SEC File No. 000-24206).
4.4(a)	Form of Note for 4.125% Senior Notes due 2029 is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 1, 2021 (SEC File No. 000-24206).
4.5††	Investment Agreement, dated as of August 8, 2023, by and between PENN Entertainment, Inc. and ESPN, Inc., incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 8, 2023 (SEC File No. 000-24206).
4.6	Form of Warrant, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 8, 2023 (SEC File No. 000-24206).
4.7	Registration Rights Agreement, dated as of August 8, 2023, by and between PENN Entertainment, Inc, and ESPN, Inc., incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 8, 2023 (SEC File No. 000-24206).
10.1†	Penn National Gaming, Inc. Deferred Compensation Plan, as amended and restated effective April 4, 2013, as amended by those certain amendments effective November 1, 2013, October 1, 2015, January 1, 2017, April 1, 2020 and October 1, 2020, respectively, is hereby incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 (SEC File No. 000-24206).
10.2†	Penn National Gaming, Inc. 2008 Long Term Incentive Compensation Plan, as amended is hereby incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (SEC File No. 000-24206).
10.2(a)†	Form of Non-Qualified Stock Option Certificate for the Penn National Gaming, Inc. 2008 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 000-24206).

Exhibit Number	Description of Exhibit
10.3†	Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan, is hereby incorporated by reference to Exhibit B to the Company's definitive Proxy Statement filed April 23, 2021 (SEC File No. 000-24206).
10.3(a)†	Form of Non-Qualified Stock Option Certificate for the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-8 filed on August 8, 2018 (SEC File No. 000-24206).
10.3(b)†	Penn National Gaming, Inc. Performance Share Program II under the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 21, 2019 (SEC File No. 000-24206).
10.3(c)†	Form of Notice of Performance Award Terms and Criteria under the Performance Share Programs pursuant to the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (SEC File No. 000-24206).
10.3(d)†	Form of Electronic Non-Qualified Stock Option Award Agreement under the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.3(h) to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 000-24206).
10.3(e)†	Form of Electronic Restricted Stock Award Agreement (2020) under the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.3(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 000-24206).
10.3(f)†	Form of Electronic Phantom Stock Unit Award Agreement (cash settled) (2020) under the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.3(j) to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 000-24206).
10.3(g)†	Form of Electronic Phantom Stock Unit Award Agreement (stock settled) (2020) under the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.3(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 000-24206).
10.3(h)†	Form of Electronic Stock Appreciation Right Award Agreement (2020) under the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.3(l) to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 000-24206).
10.3(i)†	Form of Electronic Restricted Stock Unit Award Agreement (2020) under the Penn National Gaming, Inc. Amended and Restated 2018 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.3(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 000-24206).
10.3(j)†	Restricted Stock Award Agreement by and between Jay Snowden and Penn National Gaming, Inc., dated as of April 12, 2021 is hereby incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (SEC File No. 000-24206).
10.3(k)†	Restricted Stock Unit Award Agreement by and between Jay Snowden and Penn National Gaming, Inc., dated as of April 12, 2021 is hereby incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (SEC File No. 000-24206).
10.4†	Penn National Gaming, Inc. 2022 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 10, 2022 (SEC File No. 000-24206).
10.4(a)†	Form of Restricted Stock Unit Award Agreement (Stock-Settled) for the Penn National Gaming, Inc. 2022 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 filed on June 15, 2022 (SEC File No. 000-24206).

Exhibit Number	Description of Exhibit
10.4(b)†	Form of Restricted Stock Unit Award Agreement (Cash-Settled) for the Penn National Gaming, Inc. 2022 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-8 filed on June 15, 2022 (SEC File No. 000-24206).
10.4(c)†	Form of Performance Unit Award Agreement for the Penn National Gaming, Inc. 2022 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-8 filed on June 15, 2022 (SEC File No. 000-24206).
10.4(d)†	Form of Restricted Stock Award Agreement for the Penn National Gaming, Inc. 2022 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-8 filed on June 15, 2022 (SEC File No. 000-24206).
10.4(e)†	Form of Non-Qualified Stock Option Award Agreement for the Penn National Gaming, Inc. 2022 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-8 filed on June 15, 2022 (SEC File No. 000-24206).
10.4(f)†	Form of Stock Appreciation Right Award Agreement for the Penn National Gaming, Inc. 2022 Long Term Incentive Compensation Plan is hereby incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-8 filed on June 15, 2022 (SEC File No. 000-24206).
10.5†	Executive Agreement, dated November 2, 2022, between PENN Entertainment, Inc. and Jay Snowden is hereby incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (SEC File No. 000-24206).
10.6†	Executive Agreement, dated February 19, 2024, between PENN Entertainment, Inc. and Felicia Hendrix is hereby incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (SEC File No. 000-24206).
10.7†	Executive Agreement, dated November 2, 2022, between PENN Entertainment, Inc. and Todd George is hereby incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (SEC File No. 000-24206).
10.8†	Executive Agreement, dated October 11, 2021, between Penn National Gaming, Inc. and Christine LaBombard is hereby incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (SEC File No. 000-24206).
10.9†	Executive Agreement, dated March 10, 2022, between PENN Entertainment, Inc. and Christopher Rogers is hereby incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (SEC File No. 000-24206).
10.10	Lease Agreement, dated March 31, 1995 between Wyomissing Professional Center III, LP and Penn National Gaming, Inc., as amended by certain amendments dated April 15, 1997, October 30, 1997, April 23, 1998, November 16, 1999, August 21, 2000, April 5, 2005, November 20, 2007, May 25, 2012, May 12, 2021, and November 10, 2022 is hereby incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (SEC File No. 000-24206).
10.11	Lease, dated January 30, 2002 between Wyomissing Professional Center II, LP and Penn National Gaming, Inc. as amended by certain amendments dated May 23, 2002, December 4, 2002, January 29, 2003, October 19, 2010, May 25, 2012, September 1, 2017, and May 12, 2021, respectively, is hereby incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (SEC File No. 000-24206).
10.12††	Master Lease between GLP Capital L.P. and Penn Tenant LLC dated November 1, 2013 ("PENN Master Lease") is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 7, 2013 (SEC File No. 000-24206).
10.12(a)	First Amendment to the PENN Master Lease is hereby incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 (SEC File No. 000-24206).

Exhibit Number	Description of Exhibit
10.12(b)	Second Amendment to the PENN Master Lease is hereby incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (SEC File No. 000-24206).
10.12(c)	Third Amendment to the PENN Master Lease is hereby incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (SEC File No. 000-24206).
10.12(d)	Fourth Amendment to the PENN Master Lease is hereby incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (SEC File No. 000-24206).
10.12(e)	Fifth Amendment to the PENN Master Lease is hereby incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (SEC File No. 000-24206).
10.12(f)	Sixth Amendment to the PENN Master Lease is hereby incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2018 (SEC File No. 000-24206).
10.12(g)	Seventh Amendment to the PENN Master Lease is hereby incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2018 (SEC File No. 000-24206).
10.12(h)	Eighth Amendment to the PENN Master Lease is hereby incorporated by reference to Exhibit 10.28(h) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (SEC File No. 000-24206).
10.12(i)	Ninth Amendment to the Penn Master Lease is hereby incorporated by reference to Exhibit 10.14(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (SEC File No. 000-24206).
10.13††	Master Lease, dated April 28, 2016, by and between PNK Entertainment, Inc. and Pinnacle Entertainment, Inc. ("PNK Master Lease") is hereby incorporated by reference to Exhibit 2.2 to Pinnacle Entertainment, Inc.'s Current Report on Form 8-K filed on April 28, 2016 (SEC File No. 001-37666).
10.13(a)	First Amendment to PNK Master Lease, dated August 29, 2016, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC is hereby incorporated by reference to Exhibit 2.3 to Pinnacle Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (SEC File No. 001-37666).
10.13(b)	Second Amendment to PNK Master Lease, dated October 25, 2016, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC is hereby incorporated by reference to Exhibit 2.4 to Pinnacle Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (SEC File No. 001-37666).
10.13(c)	Third Amendment to PNK Master Lease, dated March 24, 2017, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC is hereby incorporated by reference to Exhibit 10.1 to Pinnacle Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (SEC File No. 001-37666).
10.13(d)	Fourth Amendment to PNK Master Lease, dated as of October 15, 2018, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC is hereby incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on October 15, 2018 (SEC File No. 000-24206).
10.13(e)	Fifth Amendment to PNK Master Lease, dated as of January 14, 2022, by and between Pinnacle MLS, LLC and Gold Merger Sub, LLC is hereby incorporated by reference to Exhibit 10.15(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (SEC File No. 000-24206).
10.14	Guarantee of PNK Master Lease, dated as of October 15, 2018, by Penn National Gaming, Inc. is hereby incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on October 15, 2018 (SEC File No. 000-24206).

Exhibit Number	Description of Exhibit
10.15††	Lease, dated as of April 16, 2020, by and between Tropicana Land LLC and Tropicana Las Vegas, Inc. is hereby incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on April 20, 2020 (SEC File No. 000-24206).
10.16††	Second Amended and Restated Credit Agreement, dated as of May 3, 2022, by and among Penn National Gaming, Inc., as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto, Bank of America, N.A., as administrative agent and as collateral agent., is hereby incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 (SEC File No. 000-24206).
10.17	First Amendment, dated as of February 15, 2024, by and among PENN Entertainment, Inc., the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent is hereby incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (SEC File No. 000-24206).
10.18	Second Amendment, dated as of December 4, 2024, by and among PENN Entertainment, Inc., the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 4, 2024 (SEC File No. 000-24206).
10.19	Lottery Gaming Facility Management Contract dated August 25, 2009 between the Kansas Lottery and Kansas Entertainment, LLC is hereby incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 19, 2010 (SEC File No. 000-24206).
10.20	Binding Term Sheet, dated as of October 9, 2022, by and among PENN Entertainment, Inc. and Gaming and Leisure Properties, Inc. is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 11, 2022 (SEC File No. 000-24206).
10.21	Amended and Restated PENN Master Lease, dated January 1, 2023, by and among PENN Tenant, LLC and Gaming and Leisure Properties, Inc. is hereby incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (SEC File No. 000-24206).
10.22	2023 Master Lease, dated January 1, 2023, by and among PENN Tenant, LLC and Gaming and Leisure Properties, Inc. is hereby incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (SEC File No. 000-24206).
10.23†	PENN Entertainment, Inc. 2022 Long Term Incentive Compensation Plan, as amended, is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 9, 2023 (SEC File No. 000-24206).
10.24†	Form of Restricted Stock Unit Award Agreement (Stock-Settled) for the PENN Entertainment, Inc. 2022 Long Term Incentive Compensation Plan, as amended is hereby incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 filed on June 16, 2023 (SEC File No. 000-24206).
10.25†	Form of Restricted Stock Unit Award Agreement (Cash-Settled) for the PENN Entertainment, Inc. 2022 Long Term Incentive Compensation Plan, as amended is hereby incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-8 filed on June 16, 2023 (SEC File No. 000-24206).
10.26†	Form of Performance Unit Award Agreement (Stock-Settled) for the PENN Entertainment, Inc. 2022 Long Term Incentive Compensation Plan, as amended is hereby incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2024 (SEC File No. 000-24206).
10.27†	Form of Restricted Stock Award Agreement for the PENN Entertainment, Inc. 2022 Long Term Incentive Compensation Plan, as amended is hereby incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-8 filed on June 16, 2023 (SEC File No. 000-24206).
10.28†	Form of Non-Qualified Stock Option Award Agreement for the PENN Entertainment, Inc. 2022 Long Term Incentive Compensation Plan, as amended is hereby incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-8 filed on June 16, 2023 (SEC File No. 000-24206).
10.29†	Form of Non-Qualified Stock Option Certificate for the PENN Entertainment, Inc. 2022 Long Term Incentive Compensation Plan, as amended is hereby incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2024 (SEC File No. 000-24206).

Exhibit Number	Description of Exhibit
10.30†	Form of Stock Appreciation Right Award Agreement for the PENN Entertainment, Inc. 2022 Long Term Incentive Compensation Plan, as amended is hereby incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-8 filed on June 16, 2023 (SEC File No. 000-24206).
19.1*	PENN Entertainment, Inc. Insider Trading Policy.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1*	CEO Certification pursuant to rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
31.2*	PFO Certification pursuant to rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
32.1**	CEO Certification pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.
32.2**	PFO Certification pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.
97.1	Executive Incentive Compensation Recoupment Policy is hereby incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023. (SEC File No. 000-24206).
99.1*	Description of Governmental Regulation.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Inline XBRL File (included in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Management contract or compensatory plan or arrangement.
††	Annexes, schedules and/or portions of exhibit have been omitted pursuant to Items 601(a)(5), 601(b)(2) or 601(b)(10) of Regulation S-K, as applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN ENTERTAINMENT, INC.

Dated: February 27, 2025   By: /s/ Jay A. Snowden

Jay A. Snowden

Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jay A. Snowden Jay A. Snowden	Chief Executive Officer, President and Director (Principal Executive Officer)	February 27, 2025
/s/ Felicia R. Hendrix Felicia R. Hendrix	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	February 27, 2025
/s/ David A. Handler David A. Handler	Director, Board Chair	February 27, 2025
/s/ Vimla Black-Gupta Vimla Black-Gupta	Director	February 27, 2025
/s/ Marla Kaplowitz Marla Kaplowitz	Director	February 27, 2025
/s/ Ronald J. Naples Ronald J. Naples	Director	February 27, 2025
/s/ Saul V. Reibstein Saul V. Reibstein	Director	February 27, 2025
/s/ Jane Scaccetti Jane Scaccetti	Director	February 27, 2025
/s/ Barbara Z. Shattuck Kohn Barbara Z. Shattuck Kohn	Director	February 27, 2025
/s/ Anuj Dhanda Anuj Dhanda	Director	February 27, 2025

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OTHER INFORMATION

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004

Company Website
www.pennentertainment.com

Market Information
The Common Stock of the Company is listed on the NASDAQ Global Select Market under the symbol "PENN".

2024

Annual Report

